P.E. 1/25/02

81-14946

02011845

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JAN 2 5 2002
1086

FORM 6-K/A
Amendment No. 1 To Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 25, 2002

CEMEX, S.A. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Ave. Constitución 444 Pte. Monterrey, Nuevo León, México 64000
(Address of principal executive offices)

PROCESSED
FEB 0 1 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

W

This report on Form 6-K/A shall be deemed to be incorporated by reference into (i) CEMEX, S.A. de C.V.'s ("CEMEX") Post-Effective Amendment No. 1 on Form F-3 to its Registration Statement on Form F-1 (Registration No. 333-11382) filed with the Securities and Exchange Commission on December 20, 2000, (ii) CEMEX's Registration Statement on Form S-8 (Registration No. 333-13970) filed with the Securities and Exchange Commission on September 28, 2001 and (iii) CEMEX's Amendment No. 3 to its Registration Statement on Form F-4 (Registration No. 333-13976) filed with the Securities and Exchange Commission on November 21, 2001, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This amendment on Form 6-K/A amends and restates in its entirety CEMEX's Current Report on Form 6-K dated October 1, 2001.

Contents

1. Consent of KPMG Cárdenas Dosal, S.C. (attached hereto as exhibit 1).

2. Consent of PriceWaterhouseCoopers (attached hereto as exhibit 2).

3. CEMEX, S.A. de C.V.'s consolidated financial statements as of December 31, 2000 and 1999 and as of June 30, 2001 and 2000 (unaudited), and for the years ended December 31, 2000, 1999 and 1998 and for the six-month periods ended June 30, 2001 and 2000 (unaudited), including a reconciliation of net income and stockholders' equity to United States generally accepted accounting principles (attached hereto as exhibit 3).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A. de C.V.
(Registrant)

By: /s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller

January 25, 2002

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1	Consent of KPMG Cárdenas Dosal, S.C.
2	Consent of PriceWaterhouseCoopers
3	CEMEX, S.A. de C.V.'s consolidated financial statements as of December 31, 2000 and 1999 and as of June 30, 2001 and 2000 (unaudited), and for the years ended December 31, 2000, 1999 and 1998 and for the six month periods ended June 30, 2001 and 2000 (unaudited), including a reconciliation of net income and stockholders' equity to United States generally accepted accounting principles)

EXHIBIT 1

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference into (i) Post-Effective Amendment No. 1 on Form F-3 to the Registration Statement on Form F-1 (File No. 333-11382) of CEMEX, S.A. de C.V., (ii) the Registration Statement on Form S-8 (File No. 333-13970) of CEMEX, S.A. de C.V. and (iii) Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-13976) of CEMEX, S.A. de C.V., of our report dated January 17, 2001, except for the restatement described in note 20 (k) and the third paragraph of that report which are as of November 16, 2001 and August 24, 2001, and note 20 which is as of June 8, 2001 with respect to the consolidated balance sheets of Cemex S.A. de C.V. and subsidiaries as of December 31, 2000, which report appears on Amendment No. 1 to the report on Form 6-K of CEMEX, S.A. de C.V., dated January 25, 2002.

KPMG Cárdenas Dosal, S.C.

Luis A. Carrero Román

Monterrey, N.L.
México
January 25, 2002

EXHIBIT 2

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference into (i) Post-Effective Amendment No. 1 on Form F-3 to the Registration Statement on Form F-1 (File No. 333-11382) of CEMEX, S. A. de C. V., (ii) the Registration Statement on Form S-8 (File No. 333-13970) of CEMEX, S.A. de C.V. and (iii) Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-13976) of CEMEX, S.A. de C.V., of our reports dated January 11, 2001 relating to the financial statements of Compañía Minera Atoyac, S. A. de C.V., Granos y Terrenos, S. A. de C.V., Cementos Anáhuac, S. A. de C. V., Cementos del Norte, S. A. de C.V., Proveedora Mexicana de Materiales, S.A. de C.V., Compañía de Transportes del Mar de Cortes, S. A. de C. V., Cementos de Guadalajara, S. A. de C. V., Cementos de Oriente, S. A. de C. V., Autotransportes de Huichapan, S. A. de C. V. and Cemex Concretos, S. A. de C.V., which report appears in Amendment No. 1 to the report on Form 6-K of CEMEX, S. A. de C.V., dated January 25, 2002.

PricewaterhouseCoopers

Héctor Puente S.

Monterrey, N.L.
México
January 25, 2002

EXHIBIT 3

EXHIBIT 3

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Cemex, S.A. de C.V.:

We have audited the consolidated balance sheets of Cemex, S.A. de C.V. and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of certain consolidated subsidiaries which statements reflect total assets of 11% and 2% in 1999 and 2000, respectively, and total revenues constituting 9%, 9% and 0% in 1998, 1999 and 2000, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiaries, is based solely upon the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United States and Mexico. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

As discussed in note 2B to the consolidated financial statements, Bulletin B-15 issued by the Mexican Institute of Public Accountants requires the restatement of prior periods consolidated financial statements to constant pesos as of the most recent balance sheet presented by applying a weighted average index that takes into consideration the inflation rates of the countries in which the subsidiaries operate and the exchange rate related to the Mexican peso. The above mentioned consolidated financial statements have been restated from amounts previously presented to reflect the purchasing power of the Mexican peso as of June 30, 2001.

In our opinion, based upon our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cemex, S.A. de C.V. and subsidiaries on December 31, 1999 and 2000, and the consolidated results of their operations, the changes in their stockholders' equity and the changes in their financial position for each of the years in the three-year-period ended December 31, 2000, in accordance with generally accepted accounting principles in Mexico.

Generally accepted accounting principles in Mexico vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2000, and stockholders' equity as of December 31, 1999 and 2000, to the extent summarized in note 20 to the consolidated financial statements.

KPMG Cárdenas Dosal, S.C.

Rafael Gómez Eng

Monterrey, N.L., Mexico
January 17, 2001, except for the restatement
described in the third paragraph
of this report, which is as of August 24, 2001, and
note 20, which is as of June 8, 2001.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(Thousands of constant Mexican pesos as of June 30, 2001)

	December 31, 1999	December 31, 2000	(Unaudited) June 30, 2001
ASSETS			
Current Assets			
Cash and temporary investments	Ps 3,075,258	2,868,589	5,201,408
Trade accounts receivable, less allowance for doubtful accounts Ps506,330 in 1999, Ps422,692 in 2000 and June 30, 2001 Ps465,038	4,997,899	6,102,743	7,297,011
Other receivables (note 3)	2,214,797	2,101,284	2,778,097
Inventories (note 4)	5,235,501	6,676,317	6,562,029
Other current assets (note 5)	572,472	918,421	1,580,097
Total current assets	16,095,927	18,667,354	23,418,642
Investments and Noncurrent Receivables (note 6)			
Investments in affiliated companies	5,792,115	4,961,888	4,879,500
Other investments	778,681	953,401	—
Other accounts receivable	846,870	1,693,003	1,801,832
	7,417,666	7,608,292	6,681,332
Property, Machinery and Equipment (note 7)			
Land and buildings	31,564,800	36,657,386	34,789,773
Machinery and equipment	90,672,944	103,913,037	103,940,479
Accumulated depreciation	(59,890,038)	(61,527,677)	(62,177,095)
Construction in progress	2,868,179	5,075,658	5,844,809
Total property, machinery and equipment	65,215,885	84,118,404	82,397,966
Deferred Charges (note 8)	23,055,351	36,344,472	37,319,622
Total Assets	Ps111,784,829	146,738,522	149,817,562
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Bank loans (note 9)	Ps 1,807,210	19,076,544	11,355,240
Notes payable (note 9)	392,745	4,429,855	2,644,805
Current maturities of long-term debt (notes 9 and 10)	7,505,027	4,071,185	6,375,739
Trade accounts payable	3,651,155	5,210,420	4,042,804
Other accounts payable and accrued expenses	3,850,729	3,714,148	6,208,822
Total current liabilities	17,206,866	36,502,152	30,627,410
Long-Term Debt (note 10)			
Bank loans	21,840,334	11,949,211	14,508,889
Notes payable	17,138,794	17,346,725	24,103,375
Current maturities of long-term debt	(7,505,027)	(4,071,185)	(6,375,739)
Total long-term debt	31,474,101	25,224,751	32,236,525
Other Noncurrent Liabilities			
Pension, seniority premium and other postretirement benefits (note 11)	523,519	313,171	1,042,862
Deferred income taxes (note 14)	1,037,311	12,366,975	12,186,613
Other noncurrent liabilities	916,126	1,112,664	1,848,708
Total other noncurrent liabilities	2,476,956	13,792,810	15,078,183
Total liabilities	51,157,923	75,519,713	77,942,118
Stockholders' Equity (note 12)			
Majority interest:			
Common stock—historical cost basis	49,312	51,238	53,642
Common stock—accumulated inflation adjustments	3,053,989	3,054,114	3,054,114
Additional paid-in capital	20,862,791	22,877,057	25,612,082
Deficit in equity restatement	(41,767,795)	(46,112,116)	(47,641,359)
Cumulative initial deferred income tax effects (note 14)	—	(4,654,456)	(4,654,456)
Retained earnings	57,463,716	64,372,693	70,947,588
Net income	9,163,422	9,304,851	6,250,722
Total majority interest	48,825,435	48,893,381	53,622,333
Minority interest	11,801,471	22,325,428	18,253,111
Total stockholders' equity	60,626,906	71,218,809	71,875,444
Total Liabilities and Stockholders' Equity	Ps111,784,829	146,738,522	149,817,562

See accompanying notes to consolidated financial statements.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(Thousands of constant Mexican pesos as of June 30, 2001, except for earnings per share)

	Years Ended December 31,			(Unaudited) Six Months Ended June 30,	
	1998	1999	2000	2000	2001
Net sales	Ps 42,371,518	45,488,895	52,336,591	Ps 25,172,960	31,073,482
Cost of sales	(24,498,958)	(25,344,267)	(29,245,055)	(13,921,228)	(17,454,608)
Gross profit	17,872,560	20,144,628	23,091,536	11,251,732	13,618,874
Operating expenses:					
Administrative	(4,560,866)	(4,927,111)	(5,786,941)	(2,788,535)	(3,306,041)
Selling	(1,746,792)	(1,682,922)	(1,905,448)	(843,906)	(2,545,236)
Total operating expenses	(6,307,658)	(6,610,033)	(7,692,389)	(3,632,441)	(5,851,277)
Operating Income	11,564,902	13,534,595	15,399,147	7,619,291	7,767,597
Comprehensive financing cost:					
Financial expense	(4,766,008)	(4,596,306)	(4,347,098)	(2,242,661)	(2,069,294)
Financial income	105,433	384,125	157,272	111,475	1,353,960
Foreign exchange result, net	(2,174,352)	260,032	(280,196)	(219,107)	1,102,574
Monetary position result	5,536,886	3,679,583	2,851,636	1,493,690	1,503,659
Net comprehensive financing cost	(1,298,041)	(272,566)	(1,618,386)	(856,603)	1,890,899
Other expense, net	(1,493,822)	(2,796,989)	(2,181,490)	(948,897)	(1,403,089)
Income before income taxes, employees' statutory profit sharing and equity in income of affiliates	8,773,039	10,465,040	11,599,271	5,813,791	8,255,407
Income tax and business assets tax, net (note 14)	(453,701)	(644,301)	(1,470,645)	(958,864)	(907,691)
Employees' statutory profit sharing (note 14)	(198,555)	(360,716)	(333,405)	(161,242)	(153,413)
Total income tax, business assets tax and employees' statutory profit sharing	(652,256)	(1,005,017)	(1,804,050)	(1,120,106)	(1,061,104)
Income before equity in income of affiliates	8,120,783	9,460,023	9,795,221	4,693,685	7,194,303
Equity in income of affiliates	153,889	234,402	235,518	90,610	85,992
Consolidated net income	8,274,672	9,694,425	10,030,739	4,784,295	7,280,295
Minority interest net income	387,526	531,003	725,888	239,216	1,029,573
Majority interest net income	Ps 7,887,146	9,163,422	9,304,851	Ps 4,545,079	6,250,722
Basic earnings per share (see notes 2A and 17)	Ps 2.08	2.43	2.26	Ps 2.08	2.63
Diluted earnings per share (see notes 2A and 17)	Ps 2.08	2.42	2.25	Ps 2.07	2.61

See accompanying notes to consolidated financial statements.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

Statements of Changes in Stockholders' Equity

(Thousands of constant Mexican pesos as of June 30, 2001)

	Common stock	Additional paid-in capital	Deficit in equity restatement	Cumulative initial deferred income tax	Retained earnings	Net income	Total majority interest	Minority interest	Total stockholders' equity
Balances at December 31, 1997	Ps.3,099,815	17,127,356	(37,905,617)	—	45,414,020	7,661,589	35,397,163	11,893,968	47,291,131
Dividends (Ps0.39 pesos per share)	1,500	1,499,967	—	—	(1,629,198)	—	(127,731)	—	(127,731)
Appropriation of net income from prior year	—	—	—	—	7,661,589	(7,661,589)	—	—	—
Issuance of common stock (note 12B)	15	10,808	—	—	—	—	10,823	—	10,823
Result from holding nonmonetary assets	—	—	(639,547)	—	—	—	(639,547)	—	(639,547)
Restatement of investments and other transactions relating to minority interest	—	—	—	—	—	—	—	1,592	1,592
Investment by subsidiaries (note 6)	—	—	(4,357,971)	—	—	—	(4,357,971)	—	(4,357,971)
Net income	—	—	—	—	—	7,887,146	7,887,146	387,526	8,274,672
Balances at December 31, 1998	3,101,330	18,638,131	(42,903,135)	—	51,446,411	7,887,146	38,169,883	12,283,086	50,452,969
Dividends (Ps0.44 pesos per share)	1,840	1,868,463	—	—	(1,869,841)	—	462	—	462
Appropriation of net income from prior year	—	—	—	—	7,887,146	(7,887,146)	—	—	—
Issuance of common stock (note 12B)	131	98,052	—	—	—	—	98,183	—	98,183
Issuance of appreciation warrants (note 12G)	—	258,145	—	—	—	—	258,145	—	258,145
Result from holding nonmonetary assets	—	—	(3,537,406)	—	—	—	(3,537,406)	—	(3,537,406)
Restatement of investments and other transactions relating to minority interest	—	—	—	—	—	—	—	(1,012,618)	(1,012,618)
Investment by subsidiaries (note 6)	—	—	4,672,746	—	—	—	4,672,746	—	4,672,746
Net income	—	—	—	—	—	9,163,422	9,163,422	531,003	9,694,425
Balances at December 31, 1999	3,103,301	20,862,791	(41,767,795)	—	57,463,716	9,163,422	48,825,435	11,801,471	60,626,906
Dividends (Ps0.50 pesos per share)	2,089	2,024,582	—	—	(2,137,194)	—	(110,523)	—	(110,523)
Appropriation of net income from prior year	—	—	—	—	9,163,422	(9,163,422)	—	—	—
Issuance of common stock (note 12B)	67	48,225	—	—	—	—	48,292	—	48,292
Issuance of appreciation warrants (note 12G)	—	(58,541)	—	—	—	—	(58,541)	—	(58,541)
Acquisitions of shares under repurchase program (note 12A)	(105)	—	—	—	(117,251)	—	(117,356)	—	(117,356)
Result from holding nonmonetary assets	—	—	(2,608,901)	—	—	—	(2,608,901)	—	(2,608,901)
Restatement of investments and other transactions relating to minority interest	—	—	—	—	—	—	—	9,798,069	9,798,069
Cumulative initial deferred income tax effects	—	—	—	(4,654,456)	—	—	(4,654,456)	—	(4,654,456)
Investment by subsidiaries (note 6)	—	—	(1,735,420)	—	—	—	(1,735,420)	—	(1,735,420)
Net income	—	—	—	—	—	9,304,851	9,304,851	725,888	10,030,739
Balances at December 31, 2000	3,105,352	22,877,057	(46,112,116)	(4,654,456)	64,372,693	9,304,851	48,893,381	22,325,428	71,218,809
Dividends (Ps0.59 pesos per share)	2,343	2,683,105	—	—	(2,729,956)	—	(44,508)	—	(44,508)
Appropriation of net income from prior year	—	—	—	—	9,304,851	(9,304,851)	—	—	—
Issuance of common stock (note 12B)	61	51,920	—	—	—	—	51,981	—	51,981
Issuance of appreciation warrants (note 12G)	—	—	—	—	—	—	—	—	—
Acquisitions of shares under repurchase program (note 12A)	—	—	—	—	—	—	—	—	—
Result from holding nonmonetary assets	—	—	1,198,019	—	—	—	1,198,019	—	1,198,019
Restatement of investments and other transactions relating to minority interest	—	—	—	—	—	—	—	(5,101,890)	(5,101,890)
Cumulative initial deferred income tax effects	—	—	—	—	—	—	—	—	—
Investment by subsidiaries (note 6)	—	—	(2,727,262)	—	—	—	(2,727,262)	—	(2,727,262)
Net income	—	—	—	—	—	6,250,722	6,250,722	1,029,573	7,280,295
Balances at June 30, 2001 (unaudited)	Ps.3,107,756	25,612,082	(47,641,359)	(4,654,456)	70,947,588	6,250,722	53,622,333	18,253,111	71,875,444

See accompanying notes to consolidated financial statements.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

Statements of Changes in Stockholders' Equity—(Continued)
Consolidated Comprehensive Net Income
(Thousands of constant Mexican pesos as of June 30, 2001)

For U.S. GAAP purposes, SFAS 130 requires the display of certain items resulting from the change in equity of a business enterprise during a period from transactions and other charges and credits from non-owners to be presented as a separate component of stockholders' equity and net income. The following table illustrates the comprehensive income and accumulated other comprehensive income under Mexican GAAP as of and for the years ended December 31, 1998, 1999 and 2000.

	Years Ended on December 31,		
	1998	1999	2000
Majority interest net income	Ps 7,887,146	9,163,422	9,304,851
Other comprehensive income:	—	—	—
Foreign currency translation adjustment	5,822,899	(818,091)	(781,332)
Foreign exchange gains (losses) accounted as a hedge of a net Investment	(2,984,555)	590,969	(162,782)
Effects from holding non-monetary assets	(3,788,256)	(2,829,403)	(2,836,308)
Other hedge derivative instruments	(278,643)	(141,330)	82,699
Valuation of marketable securities	—	421,193	192,692
Deferred income tax of the year charged directly to stockholders' equity	—	—	910,817
Cumulative initial deferred income tax effects	—	—	(4,654,456)
Other comprehensive income (loss)	(1,228,555)	(2,776,661)	(7,248,670)
Comprehensive income (loss) for the year	6,658,591	6,386,761	2,056,181
Accumulated other comprehensive income:			
Balance at beginning of year	(19,789,918)	(21,018,473)	(23,795,134)
Balance at end of year	Ps(21,018,473)	(23,795,134)	31,043,804)

For the six month periods ended June 30, 2000 and 2001, Other Comprehensive Income amounted to income of Ps275,873 and Ps1,198,019 respectively (unaudited). Comprehensive Income for the six month periods ended June 30, 2000 and 2001 was Ps4,820,951 and Ps7,448,741 respectively (unaudited).

The Company has not presented the individual components of the accumulated balance of other comprehensive income disclosure requirements of SFAS 130 as it is impracticable to obtain this information.

For Mexican GAAP purposes, deficit in equity restatement includes (i) foreign currency translation adjustments, (ii) foreign exchange losses derived from debt identified as hedge of a net investment, (iii) the accumulated effect of holding non-monetary assets, (iv) certain other hedge derivative instruments and (v) investments by subsidiaries in the Parent Company. For SFAS 130 purposes, all of the foregoing, except for investments by subsidiaries in the Parent Company, are considered to be part of comprehensive income.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements Of Changes In Financial Position

(Thousands of constant Mexican pesos as of June 30, 2001)

	Years Ended December 31,			(Unaudited) Six Months Ended June 30,	
	1998	1999	2000	2000	2001
Operating activities					
Majority interest net income	Ps 7,887,146	9,163,422	9,304,851	4,545,079	6,250,722
Charges to operations which did not require resources:					
Depreciation of property, machinery and equipment	2,975,615	3,272,424	3,458,906	1,623,747	2,450,854
Amortization of deferred charges and credits, net	882,642	812,659	1,094,094	540,527	968,865
Impairment of assets	—	627,793	—	—	—
Pensions and seniority premium	295,097	286,566	279,959	139,271	128,498
Deferred income tax charged to results	—	—	538,481	—	296,017
Equity in income of affiliates	(153,889)	(234,402)	(235,518)	(90,611)	(85,991)
Minority interest	387,526	531,004	725,888	239,217	1,029,573
Resources provided by operating activities	12,274,137	14,459,466	15,166,661	6,997,230	11,038,538
Changes in working capital, excluding acquisition effects:					
Trade accounts receivable, net	(784,285)	483,396	602,781	(1,159,981)	(1,312,504)
Other receivables and other assets	(310,847)	103,350	(65,090)	179,547	(570,680)
Inventories	(512,589)	97,697	160,086	(183,295)	(89,921)
Trade accounts payable	373,332	313,405	843,939	658,278	8,027
Other accounts payable, and accrued expenses	914,033	(932,393)	(549,055)	61,565	970,317
Net change in working capital	(320,356)	65,455	992,661	(443,886)	(994,761)
Net resources provided by operating activities	11,953,781	14,524,921	16,159,322	6,553,344	10,043,777
Financing activities					
Proceeds from bank loans (repayments), net	3,017,415	(3,062,642)	7,378,213	(799,490)	(5,160,214)
Notes payable, net, excluding foreign exchange effect (note 2D)	(6,903,313)	(4,065,024)	2,499,297	(1,750,029)	4,972,539
Investment by subsidiaries	(2,443,721)	4,710,990	(1,582,904)	(1,146,586)	63,240
Dividends paid	(1,629,198)	(1,869,841)	(2,137,194)	(2,192,804)	(2,729,956)
Issuance of common stock from stock dividend	1,501,467	1,870,303	2,026,671	2,026,598	2,685,448
Issuance of preferred stock by subsidiaries	2,454,782	—	14,089,217	—	(3,895,800)
Other financing activities, net	(420,662)	(3,221,596)	(2,612,094)	1,061,880	2,307,423
Acquisition of shares under repurchase program	—	—	(117,356)	—	—
Issuance of common stock	10,823	356,328	48,292	(75,210)	51,981
Resources provided by (used in) financing activities	(4,412,407)	(5,281,482)	19,592,142	(2,875,641)	(1,705,339)
Investing activities					
Property, machinery and equipment, net	(3,201,544)	(2,504,911)	(3,708,377)	(1,336,105)	(2,198,862)
Acquisition of subsidiaries and affiliates	(2,492,046)	(9,310,235)	(24,278,158)	(512,909)	(394,830)
Disposal of assets	2,366,124	—	1,297,158	1,129,498	54,360
Minority interest	(849,639)	(1,371,638)	(4,933,695)	(39,387)	(21,003)
Deferred charges	(40,043)	(866,802)	(266,415)	219,477	(2,203,530)
Other investments and monetary foreign currency effect	(3,159,654)	3,890,839	(4,068,646)	(3,037,460)	(1,241,754)
Resources used in investing activities	(7,376,802)	(10,162,747)	(35,958,133)	(3,576,886)	(6,005,619)
(Decrease) increase in cash and temporary investments	164,572	(919,308)	(206,669)	100,817	2,332,819
Cash and temporary investments at beginning of year	3,829,994	3,994,566	3,075,258	3,075,258	2,868,589
Cash and temporary investments at end of year	Ps 3,994,566	3,075,258	2,868,589	3,176,075	5,201,408

See accompanying notes to consolidated financial statements.

1. DESCRIPTION OF BUSINESS

Cemex, S.A. de C.V. (Cemex or the Company) is a Mexican controlling entity (parent), of companies engaged in the production and marketing of cement and concrete in the construction industry.

2. SIGNIFICANT ACCOUNTING POLICIES

A) BASIS OF PRESENTATION AND DISCLOSURE

The accompanying financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Mexico (Mexican GAAP), which include the recognition of the effects of inflation on the financial information.

For purposes of disclosure, when reference is made to pesos or "Ps," it means Mexican pesos; when reference is made to dollars or U.S. dollars, it means currency of the United States of America. Except when specific references are made to "millions of pesos," "U.S.$," "U.S. dollars thousand," "earnings per share" and "number of shares," all amounts included in these notes are stated in thousands of constant pesos as of the balance sheet date.

On September 14, 1999, the Company concluded an exchange offer and a stock split for new Ordinary Participation Certificates ("CPO's"), of its old series "A" and series "B" shares, as well as its old CPO's. As a result, holders of the old series "A" and "B" shares and old CPO's, received for each of those securities a new CPO, which represent the participation in two new series "A" shares and one new series "B" share of the Company. The proportional equity interest participation of the shareholders in the Company's common stock did not change as a result of the exchange offer and the stock split mentioned above. Earnings per share, prices per share, and the number of shares outstanding disclosed in these notes for the year ended December 31, 1998, as well as the transactions, which occurred in 1999 prior to September 14, 1999, have been restated to give effect to the stock split.

"ADSs" refers to the "American Depositary Shares" of the Company, listed on the New York Stock Exchange ("NYSE"). Each ADS includes 5 CPO's.

B) PRESENTATION OF COMPARATIVE FINANCIAL STATEMENTS

In accordance with Bulletin B-15, "Foreign Currency Transactions and Translation of Foreign Currency Financial Statements," the inflation restatement factors applied to the financial statements of prior periods were calculated based upon a weighted average index, which takes into consideration the inflation rates of the countries in which the subsidiaries operate, and the fluctuation in the exchange rate of each country relative to the Mexican peso.

	December 31,			June 30,
	1998	1999	2000	2001
Inflation restatement factor using weighted average index	1.2581	1.0011	1.0236	0.9679
Inflation restatement factor for inflation in Mexico	1.1861	1.1232	1.0903	1.0213

Common stock and additional paid-in capital are restated by Mexican inflation. The weighted average index was used for all other inflation restatement adjustments to stockholders' equity.

(Thousands of constant Mexican Pesos as of June 30, 2001)

C) PRINCIPLES OF CONSOLIDATION

As of December 31, 2000, the consolidated financial statements include those of Cemex and the subsidiary companies in which Cemex holds a majority interest and/or has control.

All significant related parties' balances and transactions have been eliminated in consolidation.

The main operating subsidiaries, ordered by holding company, country of origin and percentage of equity interest directly held, are as follows:

Subsidiary		Country	% equity interest
Cemex México, S. A. de C.V.	1	Mexico	97.4
Assiut Cement Company		Egypt	92.9
Compañía Valenciana de Cementos Portland, S.A.	2	Spain	99.3
Cemex Venezuela, S.A.C.A.		Venezuela	75.7
Cemex USA, Inc.	3	United States	100.0
Cementos del Pacífico, S.A.		Costa Rica	98.2
Southdown, Inc.	3	United States	100.0
CEMEX Colombia, S.A.	4	Colombia	98.2
Cemento Bayano, S.A.		Panama	99.2
Cementos Nacionales, S.A.		Dominican Republic	99.7
Cemex Asia Holdings Ltd.		Singapore	77.4
Rizal Cement Company, Inc.	5	Philippines	70.0
APO Cement Corporation	5	Philippines	99.9
Latin Networks Holding, N.V.	6	Netherlands	100.0

1. Does not include an additional 2.5% equity interest held by a trust in benefit of the Company (see note 12G). During 1999, CEMEX México was created as a result of a merger of most of the cement subsidiaries in Mexico, including Tolmex, S.A. de C.V. and Serto Construcciones, S.A. de C.V. Likewise, CEMEX México holds a 99.9% equity interest of Empresas Tolteca de México, S.A. de C.V. ("ETM"). In January 2001, Centro Distribudor de Cemento, S.A. de C.V., the indirect parent company of Compañía Valenciana, was sold by the Company to CEMEX Mexico. Therefore, as of June 30, 2001, Compañía Valenciana is an indirect subsidiary of CEMEX Mexico (unaudited).
2. Compañía Valenciana is a subsidiary of New Sunward Holdings, B.V., a holding company in which the Company holds a 90% equity interest. In addition, included is a 7.93% equity interest of Valenciana, related to a financial transaction in which the Company holds 100% of the economic rights (see note 13A).
3. Represents ownership of Southdown after its merger into CENA Acquisition Corp. (see note 6). In March 2001, as part of a reorganization of the United States operations of the Company, Southdown changed its name to CEMEX Inc., and became a direct subsidiary of CEMEX Corp. (unaudited).
4. Considers the Company's ownership of 99.3% of total common stock ordinary shares.
5. Represents Cemex Asia Holdings' economic interest in these companies.
6. Latin Networks Holding is the controlling entity of companies engaged in the development of the Company's Internet strategy.

D) FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Transactions denominated in foreign currencies are recorded at the exchange rates prevalent on the dates of their execution or liquidation. Monetary assets and liabilities denominated in foreign currencies are adjusted into pesos at the exchange rates prevailing at the balance sheet date. The resulting foreign exchange fluctuations are reflected in the results of operations as part of the comprehensive financing income (cost) or as a charge directly to stockholders' equity when the indebtedness is directly related to the acquisition of a foreign subsidiary.

The financial statements of consolidated foreign subsidiaries are restated for inflation in their functional currency based on the subsidiary country's inflation rate and subsequently translated to pesos by using the foreign exchange rate at the end of the corresponding reporting period for balance sheet and income statement accounts.

The exchange rate of the peso against the U.S. dollar used by the Company is based on a weighted average of the free market rates available to settle its foreign currency transactions.

E) CASH AND TEMPORARY INVESTMENTS

Temporary investments include fixed-income securities with original maturities of three months or less, as well as marketable securities easily convertible in to cash.

Investments in fixed-income securities are stated at cost plus accumulated interest. Investments in marketable securities are stated at market value. Gains or losses resulting from changes in market values, accrued interest and the effects of inflation are included in the accompanying statements of income as part of the comprehensive financing result.

F) INVENTORIES AND COST OF SALES (NOTE 4)

Inventories are stated at the lower of replacement cost or market value. Replacement cost is based upon the latest purchase price or production cost. Cost of sales reflects replacement cost of inventories at the time of sale, expressed in constant pesos as of the date of the latest balance sheet.

Land available for sale in the short-term held by real state subsidiaries is stated at estimated realizable value.

G) INVESTMENTS AND NONCURRENT RECEIVABLES (NOTE 6)

Investments in affiliated companies are accounted for by the equity method, when the Company holds between 10% and 50% of the issuer's capital stock and does not have effective control. Under the equity method, after acquisition, the investments original cost are adjusted for the proportional interest of the holding company in the affiliates' equity and earnings, considering the inflation effects.

Investments available for sale, which the Company has no intention of selling in the short-term, are carried at market value, and valuation effects are recognized in stockholders' equity. The presentation of the accumulated effect in the income statement will occur at the time of sale.

H) PROPERTY, MACHINERY AND EQUIPMENT (NOTE 7)

Property, machinery and equipment are presented at their restated values in accordance with the fifth amendment to Bulletin B-10, which allows the restatement of the historical cost of fixed assets using the inflation index of the assets' origin country and the change in the foreign exchange rate between the country of origin currency and the functional currency.

Net comprehensive financing cost incurred during the construction or installation period of fixed asset additions is capitalized, as part of the value of the assets.

Depreciation of property, machinery and equipment is provided on the straight-line method over the estimated useful lives of the assets less salvage value. The useful lives of the assets are as follows:

	Years
Administrative buildings	50
Industrial buildings, machinery and equipment	10 to 35

The Company continuously evaluates the physical state and performance of its machinery and equipment, and analyzes the impact of its sales and production forecast over expected future cash flows for these assets, in order to determine if there are judgment elements indicating that the book values of these assets need to be adjusted for impairment. The provision for impairment is recorded in the income statement when determined.

I) DEFERRED CHARGES AND AMORTIZATION (NOTE 8)

Deferred charges are adjusted to reflect current values. Amortization of deferred charges is determined using the straight-line method based on the current value of the assets.

The excess of cost over book value of subsidiaries acquired (goodwill) is amortized under the present worth or sinking fund method, which is intended to provide a better matching of the goodwill amortization with the revenues generated from the acquired companies. The amortization periods are as follows:

	Years
Goodwill from years before 1992	40
Goodwill generated starting January 1, 1992	20

The Company evaluates the recoverability of goodwill when, in its judgment, circumstances warrant, such as the occurrence of a significant adverse event, change in the environment in which the business operates and expectations of operating results for each subsidiary. Such an evaluation would be made to determine if there are judgment elements indicating that the goodwill balance may not be recovered. An impairment loss would be recorded in the period when such determination is made.

Deferred financing costs associated with the Company's financing operations are amortized as part of the effective interest rate of each transaction over its maturity. These costs include discounts in debt issuance, fees paid to attorneys, printers and consultants, as well as commissions paid to banks in the credit approval process. Deferred financing costs are adjusted to reflect current values.

J) PENSION PLANS, SENIORITY PREMIUM AND OTHER POSTRETIREMENT BENEFITS (NOTE 11)

The costs related to the benefits to which employees are entitled by pension plans, accumulated seniority premium and other postretirement benefits legally or by Company grant, are recognized in the results of operations on the basis of the present value of the benefit determined under actuarial estimations, as services are rendered. The amortization of unrecognized prior service cost, changes in assumptions and adjustments based on experience that have not been recognized, is based on the employee's estimated active service life.

As part of the established pension plans, in some cases, certain irrevocable trust funds have been created to cover future benefit payments under these plans. The actuarial assumptions utilized in the determination of the pension plan liability are based upon "real" rates (nominal rates discounted by inflation).

Other benefits to which employees may be entitled, principally severance benefits and vacations, are primarily recognized as an expense in the year in which they are paid. In some circumstances, however, provisions have been made for these benefits.

K) INCOME TAX ("IT"), BUSINESS ASSETS TAX ("BAT"), EMPLOYEES' STATUTORY PROFIT SHARING ("ESPS") AND DEFERRED INCOME TAXES (NOTE 14)

IT, BAT and ESPS expense recognize the amounts incurred, and the effects of deferred IT and ESPS, in accordance with the new Bulletin D-4, Accounting treatment of income tax, business assets tax and employees' profit sharing ("Bulletin D-4"), effective beginning January 1, 2000.

The new Bulletin D-4 requires the determination of deferred IT by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of the assets and liabilities, applying, when available, tax loss carryforwards, as well as recoverable taxes or other tax credits. Likewise, it is required to determine the effect of deferred ESPS for those temporary differences arising from the reconciliation of the net income of the period and the taxable income for ESPS, which are of a non-recurring nature.

The cumulative initial deferred income tax effects, arising from the adoption of the new Bulletin, have to be recognized in stockholders' equity under the caption "Cumulative initial deferred income tax effects". The effect of a change in the statutory tax rate is recognized in the results of operations in the period the change occurs and is officially declared.

L) MONETARY POSITION RESULT

The monetary position result, which represents the gain or loss from holding monetary assets and liabilities in inflationary environments, is calculated by applying the inflation rate of each country in which the Company has operations, to the net monetary position in that country.

M) DEFICIT IN EQUITY RESTATEMENT

The deficit in equity restatement includes the accumulated effect from holding non-monetary assets as well as the foreign currencies translation effects from foreign subsidiaries' financial statements. Such translation effects consider the foreign exchange result arising from foreign currency debt related to the acquisition of foreign subsidiaries (see note 12E).

N) DERIVATIVE FINANCIAL INSTRUMENTS (NOTE 13)

The Company uses derivative financial instruments such as interest rate and currency swaps, forward contracts, options and futures in order to reduce its exposure to market risks from changes in interest rates, foreign exchange rates, the price of the Company's shares, the price of energy, as well as to impact future cash flows and/or as a financing alternative. Some financial instruments have been designated as hedges of the Company's cost, debt or equity and their economic effects are recognized as part of the cost of sales, comprehensive financing result or in stockholders' equity, according to their designation. Premiums paid or received on derivative instruments are deferred and amortized to the income statement or stockholders' equity, according to their designation, over the life of the underlying hedged instrument or immediately when they are settled.

Equity derivatives on the Company's common stock are recorded as equity instruments and their results are recognized in stockholders' equity at settlement. At maturity, these contracts provide for physical or net cash settlement at the Company's option.

Foreign currency forward instruments that have been designated as, and are effective as, a hedge of the Company's net investments in foreign subsidiaries are recorded at their estimate fair value in the balance sheets. The realized or unrealized gains or losses are recognized in stockholders' equity as part of the foreign currency translation result.

The economic effects of interest rate swaps and/or foreign currency swaps negotiated over existing specific financing transactions are recognized in the balance sheets as part of the specific financing, and in the income statements within the financial expense, as part of the corresponding effective interest rate, and the currency exchange effects as part of foreign exchange result.

The results of other derivative financial instruments acquired as part of a financial or business strategy are accounted at settlement in the results of operations as financial income or expense.

O) REVENUE RECOGNITION

Revenue is recorded upon shipment of the cement and ready-mix concrete to customers.

P) CONTINGENCIES AND COMMITMENTS

Obligations or material losses, related to contingencies and commitments, are recognized when present obligations exist, as a result of past events, it is probable that the effects will materialize and there are reasonable elements for quantification. If there are no reasonable elements for quantification, they are included as a disclosure in the notes to the financial statements. The Company does not recognize contingent revenues, income or assets.

Q) USE OF ESTIMATES

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

R) CONCENTRATION OF CREDIT RISK

The Company sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which the Company operates. No single customer accounted for a significant amount of the Company's sales and there were no significant account receivables from a single customer at December 31, 1999 and 2000. The Company performs evaluations of its customers' credit histories and establishes an allowance for doubtful accounts based upon the credit risk of specific customers and historical trends. In addition, there is no concentration of suppliers from the purchase of raw material.

S) RECLASSIFICATIONS

Certain amounts reported in the notes to the consolidated financial statements as of December 31, 1998 and 1999 have been reclassified to conform to the December 31, 2000 presentation.

(Thousands of constant Mexican Pesos as of June 30, 2001)

3. OTHER RECEIVABLES

Other current receivables consist of:

	December 31,		(Unaudited) June 30,
	1999	2000	2001
Non-trade receivables	Ps1,523,238	Ps1,797,506	1,925,066
Refundable income tax	384,632	231,084	824,247
Other refundable taxes	306,927	72,694	28,784
	Ps2,214,797	Ps2,101,284	2,778,097

As of December 31, 1999, 2000, and June 30, 2001 (unaudited) non-trade receivables primarily consist of interest receivable, notes receivable, advances to employees for travel expenses, loans made to employees and receivables from the sale of assets.

4. INVENTORIES

Inventories are summarized as follows:

	December 31,		(Unaudited) June 30,
	1999	2000	2001
			(Unaudited)
Finished goods	Ps 737,732	Ps1,878,603	1,923,922
Work-in-process	581,042	840,233	572,932
Raw materials	509,392	704,900	695,923
Supplies and spare parts	2,728,878	2,818,099	2,734,919
Advances to suppliers	414,538	193,959	400,935
Inventory in transit	116,724	148,636	136,870
Real estate held for sale	147,195	91,887	96,528
	Ps5,235,501	Ps6,676,317	6,562,029

As of December 31, 1999, 2000, and June 30, 2001 (unaudited) real estate held for sale consisted of undeveloped land in different tourist locations in Mexico, originally acquired by the Company for tourism projects.

In June 2000, the Company sold real estate in Puerto Vallarta, Mexico for Ps28,250, resulting a net loss of Ps(24,734), which was included in other expenses, net.

5. OTHER CURRENT ASSETS

Other current assets include Ps127,582, and Ps101,107, and Ps206,904, as of December 31, 1999, and 2000 and June 30, 2001 (unaudited), respectively, of non-cement related assets which are intended to be sold in the short-term, and that are stated at their estimated realizable value. These assets include securities and assets for lines of business other than the Company's cement business, mainly originated from (i) non-cement related assets acquired in the purchase of international subsidiaries, and (ii) assets held for sale including land and buildings received from customers as payment of trade receivables.

During 1999, the Company recognized in other expenses, net, a loss of approximately Ps195.7 million, from the partial sale of an uncompleted real estate project in Spain and a subsequent impairment provision of this

(Thousands of constant Mexican Pesos as of June 30, 2001)

asset, which at the time of sale had a book value of approximately Ps416.9 million. The remaining book value for this asset was combined with the Company's subsidiary in Spain and is presented under property, machinery and equipment.

6. INVESTMENTS AND NONCURRENT RECEIVABLES

A) INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

Investments in shares of subsidiaries and affiliated companies are accounted for by the equity method, which considers the results of operation and the stockholders' equity of the investees. Investment in subsidiaries and affiliated companies are summarized as follows:

	December 31,		(Unaudited) June 30,
	1999	2000	2001
Contribution or book value at acquisition date	Ps4,221,835	Ps3,432,300	Ps3,340,757
Equity in income and other changes in stockholders' equity of subsidiaries and affiliated companies	1,570,280	1,529,588	1,538,743
	Ps5,792,115	Ps4,961,888	Ps4,879,500

Investment held by subsidiaries in the Parent Company, amounting to Ps5,995,432 (113,625,709 CPO's and 3,663,615 warrants) and Ps4,977,904 (147,777,454 CPO's and 3,361,585 warrants) as of December 31, 1999 and 2000, respectively, and Ps7,381,971 (153,053,342 CPOs and 1,791,695 warrants) as of June 30, 2001 (unaudited) are offset against majority interest stockholders' equity in the accompanying financial statements. In 1999, as part of a hedge transaction (see note 13A), a total of 105 million CPO's held by subsidiaries in the Parent Company were sold.

The Company's principal acquisitions and divestitures during 1999, 2000 and for the first six months ended June 30, 2001 (unaudited) are the following:

I. In May 2001, the Company acquired, through a 77%-owned subsidiary, CEMEX Asia Holdings Ltd. (CAH), a 100% of the economic rights in Saraburi Cement Company (''Saraburi''), a Thai cement producer, for approximately U.S.$73 million. During the second quarter of 2001, the Company has consolidated Saraburi's balance sheet and the results of operations for the two-month period ended June 30, 2001(unaudited).

II. On October 5, 2000, through its indirect subsidiary CENA Acquisition Corp. ("CENA"), the Company began a public tender offer to purchase the outstanding shares of Southdown, Inc. ("Southdown"), at the cash offer price of U.S.$73.00 per share. On November 6, 2000, the Company successfully completed its tender offer and accepted for purchase and payment 33,023,207 shares of the issued and outstanding stock of Southdown, representing approximately 91.7% of the total outstanding shares. On November 16, 2000, CENA merged into Southdown. As a result of the merger, any outstanding shares of Southdown's common stock not tendered for payment in the offer, by operation of law, were converted into the right to receive U.S.$73.00 per share in cash, resulting in the Company owning 100% of the outstanding shares of the merged entity. The amount paid for Southdown shares was approximately U.S.$2,628.3 million (Ps24,478 million), representing the purchase of the 91.7% and the payment obligation arising from the remaining shares not tendered in the offer. As of December 31, 2000, the consolidated financial statements include the balance sheet of Southdown as of December 31, 2000 and its results of operations for the two-month period ended December 31, 2000.

(Thousands of constant Mexican Pesos as of June 30, 2001)

III. In October 2000, as part of the capitalization agreements with institutional investors in Asia, entered into during 1999 to co-invest in Cemex Asia Holdings Ltd. ("CAH"), a capital contribution of approximately U.S.$324 million (Ps3,017 million) was made to CAH. These funds were utilized by CAH principally to acquire from a subsidiary of the Company its 25.53% equity interest in PT Semen Gresik (persero), Tbk. ("Gresik"), an Indonesian cement company, as well as other cement assets in Asia. The equity interest of Gresik was originally acquired during 1999 and 1998 for approximately U.S.$240.6 million. As a result of this transaction, the indirect participation of the Company in Gresik through CAH decreased to approximately 19.76%.

During 1999, minority investors had contributed capital to CAH for approximately U.S.$142.9 million, and the Company, through its subsidiaries, contributed to CAH its economic benefit participation of its subsidiaries in the Philippines. Rizal Cement Inc. ("Rizal"), acquired during 1998 and 1997 for approximately U.S.$223 million, representing 70% of Rizal's economic benefits, and APO Cement Corporation ("APO"), acquired on February 1999 for approximately U.S.$400 million, representing 99.9% of APO's economic benefits. As a result of the minority investors' contributions to CAH during 2000 and 1999, the indirect participation of the Company in the economic benefits of Rizal and APO decreased to 54.2% and 77.3%, respectively. As of December 31, 1999, the consolidated financial statements of the Company included the balance sheet and results of APO for the year ended December 31, 1999.

IV. In June 2000, the Company sold to Marriott International, for a total amount of U.S.$113 million, properties in the tourism industry including its 100% equity interest in the Marriott Casa Magna hotels in Cancun and Puerto Vallarta, resulting in a net loss of approximately Ps61.4 million, representing the difference between the price received and the book value of these assets, which was recorded in other expenses, net. As of December 31, 2000, the consolidated income statements of the Company include the hotels' results of operations for the five-month period ended May 31, 2000.

V. In June 2000, through the exercise of a call option agreement, the Company acquired a 13% equity interest in Assiut Cement Company ("Assiut"), a subsidiary of the Company in Egypt. In November 1999, the Company acquired from the Egyptian government a 77% equity interest in Assiut for approximately U.S.$318.8 million. In November 2000, an additional 2.9% equity interest was acquired from Assiut's employees, increasing the Company's equity interest to 92.9%. The transactions carried out during 2000 were for a total of approximately U.S.$66.8 million (Ps621.9 million). As of December 31, 1999, the consolidated financial statements of the Company included the balance sheet of Assiut as of November 30, 1999, and the results of operations for the one-month period ended November 30, 1999.

VI. In September 1999, through a public tender offer, a subsidiary of the Company acquired 79.5% of the outstanding shares of Cementos del Pacífico, S.A. ("Cempasa"), a Costa Rican cement producer, for approximately U.S.$72 million. As a result, the equity interest of the Company in Cempasa increased to 95.3%. As of December 31, 1999, the consolidated financial statements of the Company, included the balance sheet of Cempasa as of December 31, 1999, and its results of operations for its three-month period ended December 31, 1999.

VII. In June 1999, the Company acquired an 11.92% equity interest in Cementos Bío Bío, S.A., Chile's largest cement producer. The total of this transaction amounted to approximately U.S.$34 million.

(Thousands of constant Mexican Pesos as of June 30, 2001)

Certain balance sheet and income statement condensed financial information of the companies acquired during 1999 and 2000 is presented on a stand-alone basis. The financial information was consolidated in the Company's financial statements in the year of acquisition. The information is presented below:

	2000 Southdown	1999 Assiut	1999 Cempasa	1999 APO
Total assets	Ps34,842,233	Ps4,033,386	Ps630,880	Ps3,550,553
Total liabilities	20,421,273	2,687,008	251,957	1,169,959
Stockholders' equity	14,420,960	1,346,378	378,923	2,380,594
Sales	Ps1,569,119	Ps136,411	Ps90,351	Ps611,331
Operating income	239,568	15,249	19,913	110,041
Net income (loss)	(78,129)	(7,133)	(17,564)	72,539

As of December 31, 1999 and 2000, the main affiliated companies, the percentage of equity interest held by their direct holding company, as well as the investment accounted for under the equity method was as follows:

	% of equity interest	1999	2000
PT Semen Gresik (persero), Tbk	25.5	Ps2,690,639	Ps2,049,782
Control Administrativo Mexicano, S.A. de C.V.	49.0	1,317,107	1,083,810
Cementos Bío Bío, S.A.	11.9	291,403	301,557

In addition, the Company participates as investor in companies engaged in the incubation and development of Internet projects in Latin America, through a commitment to invest in PuntoCom Holdings and PuntoCom Investments, for approximately U.S.$20 and U.S.$30 million, respectively.

B) LONG-TERM ACCOUNTS RECEIVABLE

As of December 31, 1999 and 2000, the caption other investments in the balance sheets includes marketable securities available for sale, which the Company has no intention of selling in the short-term.

On May 22, 2001, pursuant to Citigroup's public tender offer launched in Mexico for the outstanding shares of Grupo Financiero Banamex-Accival ("Banacci"), the Company announced its intention to participate in such public tender offer with its Banacci shares, held as available for sale securities at December 31, 2000, according to its terms and conditions. Consequently, at June 30, 2001, this investment has been reclassified to Cash and Temporary Investments in the amount of approximately U.S$171.3 million, and a one-time gain of approximately U.S$131 million has been recognized during the second quarter of 2001, of which approximately U.S$61 million correspond to the reversal of unrealized holding gains accrued in equity (unaudited).

In addition, in relation to the equity forward contracts on the Company's own shares, there are advance payments against the final price of certain contracts that will be liquidated at maturity for an approximate amount of Ps487,148 in 1999 and Ps1,238,602 in 2000 (see note 13A).

7. PROPERTIES, MACHINERY AND EQUIPMENT

During 1999, based on future sales projections and to avoid excess production, the Company decided to cease operations in 4 cement assets located in Mexico and Colombia, as well as partially close 4 other cement assets located in the same countries. As a result, the Company estimated that the expected cash flows to be

(Thousands of constant Mexican Pesos as of June 30, 2001)

generated by such assets would not be sufficient to recover their book value; therefore, an impairment provision of approximately Ps627.7 million was determined, and is reflected in the consolidated income statement in other net expenses. As of December 31, 2000, the assets subject to impairment described above are valued at their estimated realizable value, net of the expenses estimated for their disposal, and their depreciation has been suspended. The remaining book value of these assets is approximately Ps301.9 million and it is the Company's intention to dispose of those that were completely closed. The impact of having suspended depreciation of these assets on 1999 and 2000 results was approximately Ps29.9 million and Ps32.9 million, respectively.

The Company continues with its assessment process of its subsidiaries' fixed assets; therefore, the possibility of future provisions for impairment of assets exists.

In 1998, the Company sold a cement plant and its related assets of its Spanish subsidiary, which included the ready-mix concrete, mortar and aggregate operations, for approximately U.S.$260 million (Ps2,553 million), resulting in a gain in the consolidated income statement of approximately Ps322.5 million.

8. DEFERRED CHARGES

Deferred charges are summarized as follows:

	December 31,		(Unaudited)
	1999	2000	June 30, 2001
Excess of cost over book value of subsidiaries and affiliated companies acquired	Ps24,116,464	35,430,869	37,086,244
Terminal installation costs and other intangibles	58,577	78,195	11,092
Deferred financing costs	527,735	934,598	631,771
Deferred income taxes	—	1,806,661	1,385,941
Others	3,402,261	4,224,005	5,893,724
Accumulated amortization	(5,049,686)	(6,129,856)	(7,689,150)
	Ps23,055,351	36,344,472	37,319,622

As of December 31, 1999 and 2000, as a result of the acquisitions made by the Company (see note 6), goodwill increased approximately U.S.$249 million (Ps2,346 million) and U.S.$1,132 million (Ps10,566 million), respectively, in relation to the prior year.

9. SHORT-TERM BANK LOANS AND NOTES PAYABLE

Short-term debt is summarized by currency as of December 31, 1999 and 2000, as follows:

Consolidated	1999	Rate	2000	Rate
Dollars	Ps7,750,797	5.4% – 10.8%	Ps18,018,188	5.5% – 9.5%
Euros	1,056,376	3.5% – 4.1%	9,042,525	5.4% – 6.2%
Egyptian Pounds	667,809	10.5%	396,861	11.4%
Philippine Pesos	224,612	13.0% – 15.7%	57,863	16.8%
Other currencies	5,388	19.8%	62,147	12.8% – 19.9%
	Ps9,704,982		Ps27,577,584	

(Thousands of constant Mexican Pesos as of June 30, 2001)

As of December 31, 2000, short-term dollar denominated debt includes, among others, Ps4,236,595 of commercial paper programs, Ps2,514,023 of Euro-Notes and Ps5,121,159 of a bridge loan related to Southdown's acquisition. Likewise, Euro denominated debt includes Ps8,749,491 of a bridge loan acquired for the liquidation of a syndicated loan.

10. LONG-TERM BANK LOANS AND NOTES PAYABLE

The consolidated long-term debt as of December 31, 1999 and 2000, is summarized as follows:

	1999	Rate	2000	Rate
A) Bank Loans				
1. Syndicated loans in foreign currency, due from 2001 to 2006	Ps13,328,960	4.1%-9.5%	Ps 8,667,535	7.4%-8.2%
2. Bank loans in foreign currency, due from 2001 to 2007	4,742,590	3.5%-15.7%	3,281,676	5.4%-16.8%
3. Revolving line of credit in foreign currency, due 2000	3,768,784	7.1%	—	—
	21,840,334		11,949,211	
B) Notes Payable				
4. Euro medium-term Notes in foreign currency, due from 2001 to 2006	13,988,013	8.5%-12.8%	14,001,096	3.2%-12.8%
5. Commercial paper in foreign currency with revolving maturities every one or two years	1,573,468	7.3%	—	—
6. Medium-term Notes programs, due from 2001 to 2007	775,427	8.4%	2,074,371	2.7%-8.4%
7. Other notes payable in foreign currency, due from 2001 to 2009	801,886	7.1%-8.9%	1,271,258	4.8%-11.5%
	17,138,794		17,346,725	
	38,979,128		29,295,936	
Current maturities	(7,505,027)		(4,071,185)	
	Ps31,474,101		Ps25,224,751	

1. Syndicated loans denominated in foreign currency had a weighted average floating interest rate of 6.2% in 1999 and 7.9% in 2000. These loans had a weighted average spread based on London Interbank Offering Rate ("LIBOR") of 98 basis points ("bps") in 1999 and 134 bps in 2000.
2. Bank loans denominated in foreign currency, of which 48% in 1999 and 94% in 2000 were floating rate with a weighted average interest rate of 5.4% and 6.5%, respectively. These loans had a weighted average spread based on LIBOR of 45 bps in 1999 and 71 bps in 2000.
3. Revolving line of credit in foreign currency with an average floating rate of 7.1% in 1999. This loan had a spread based on LIBOR of 125 bps. This line of credit was paid in 2000.
4. Euro medium-term Notes programs denominated in foreign currency with a weighed average fixed rate of 10.3% in 1999 and 8% in 2000.
5. Commercial paper programs denominated in foreign currency with revolving maturities every one or two years with a weighted average floating interest rate of 7.3% in 1999. These loans had a spread based on LIBOR of 116 bps in 1999.
6. Medium-term notes programs and Yankee Notes, with a weighted fixed rate of 8.375% in 1999 and 3.4% in 2000.
7. Other notes payable denominated in foreign currency of which Ps123,020 in 1999 and Ps75,476 in 2000 were floating rate with a weighted average interest rate of 5.9% and 7.6%, respectively. These loans had a weighted average spread based on LIBOR of 16 bps in 1999 and 131 bps in 2000, respectively. The remaining Ps678,866 in 1999 and Ps1,195,780 in 2000 were fixed rate with a weighted average interest rate of 6.4% and 6.3%, respectively.

(Thousands of constant Mexican Pesos as of June 30, 2001)

Long-term debt is summarized by currency as of December 31, 1999 and 2000, as follows:

	December 31,	
	1999	2000
Dollars	Ps24,886,588	Ps16,674,146
Japanese Yen	—	7,099,473
Egyptian Pounds	1,545,681	999,351
Euros	4,807,880	428,708
Philippine pesos	195,582	23,073
Colombian pesos	38,370	—
	Ps31,474,101	Ps25,224,751

The maturities of long-term debt as of December 31, 2000 are as follows:

	Total
2002	Ps 4,583,294
2003	6,656,579
2004	6,558,014
2005	1,232,039
2006 and thereafter	6,194,825
	Ps25,224,751

During 2000, the Company entered into Cross Currency Swap contracts to convert the interest rate and the underlying amount of U.S.$808.2 million (Ps7,322 million) of debt contracted in 2000, to the Japanese Yen. From this amount, U.S.$208.2 million (Ps1,886 million) and U.S.$600 million (Ps5,436 million) were originally contracted in pesos and dollars, respectively. The above is part of a strategy oriented to balance the currencies in which debt is denominated with those of the countries were cash flows are generated, and the Company considers that the Japanese Yen has a direct relation with Southeast Asia's currencies, a region in which Cemex has operations. The results of these derivative instruments are recognized in the balance sheet as part of long-term debt, and in the income statement as part of the financial expense and the foreign exchange result, according to its components. As of June 30, 2001, the notional amount of these contracts was U.S.$1,211.8 million and had an approximated fair market value gain of U.S.$150.4 million (unaudited).

As of December 31, 1999 and 2000, the Company had negotiated interest rate swaps for up to U.S.$450 million (Ps4,077 million), exchanging fixed for floating rate. Additionally, in 1999 the Company had negotiated interest rate collars for 2,500 million pesetas (Ps130.1 million) and forward range swaps contracts for up to U.S.$80 million (Ps724.8 million), in relation to debt negotiated at floating rates, which were terminated in 2000. The Company holds these hedge and derivative instruments as part of its strategy to reduce the financial cost. The results of these instruments are periodically recognized as part of the interest expense. As of June 30, 2001, the notional amount of these contacts was U.S.$1,161 million and had an approximated fair market value loss of U.S.$29.9 million (unaudited).

In addition, in December 2000, the Company sold to financial institutions, call options to exchange floating for fixed interest rate for a notional amount of U.S.$800 million (Ps7,248 million), receiving a premium for the sale of the call options of approximately U.S.$11 million (Ps99.7 million). These options have different maturities between December 2001 and June 2002, and grant the counterparties the option to elect at maturity and on market conditions, to receive from the Company interest fixed rates and pay the Company interest at

(Thousands of constant Mexican Pesos as of June 30, 2001)

variable rate for a five year period starting on the exchange date. Currently, the Company can not predict if market conditions prevailing at maturity of these options would cause the counterparties to exercise them. As of June 30, 2001, the notional amount of these contracts was US$1,605.9 million and had approximated fair market value loss at U.S.$11.8 million (unaudited).

As of December 31, 2000, the Company's maturity dates, interest rates being hedged or exchanged, current interest rates and estimated market value related to interest rate swaps and cross currency swaps are as follows:

	Maturity date	Interest rate hedged or exchanged	Effective interest rate	Estimated market value
Interest rate swaps				
Debt denominated in Dollars (U.S.$250 million)	June 2002	9.15%	10.28%	Ps 14,893
Debt denominated in Dollars (U.S.$200 million)	October 2009	9.63%	9.4%	43,423
				58,316
Cross currency swaps				
Pesos to Yen (Ps1,004 million)	June 2005	8.65%	2.95%	30,699
Pesos to Yen (Ps1,000 million)	December 2005	15.6%	2.68%	(25,688)
Dollars to Yen (U.S.$100 million)	June 2003	9.4%	5.18%	29,715
Dollars to Yen (U.S.$500 million)	July 2003	8.75%	3.15%	437,767
				472,493
				Ps530,809

As of December 31, 1999, the estimated market value of the existing interest rate swaps showed a loss of approximately Ps113,865.

The estimated market values of derivative instruments used for the exchange of interest rates and/or currencies, will fluctuate over time and will be determined by the market future pricing of the rates and currencies. These values should not be viewed in isolation, but rather in relation to the market values of the underlying transactions, and as part of the overall Company exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not necessarily represent amounts exchanged by the parties and, consequently, there is no direct measure of the Company's exposure for the use of these derivatives. The amounts exchanged are calculated on the basis of the notional amounts and the other items included in the derivatives instruments.

(Thousands of constant Mexican Pesos as of June 30, 2001)

As of December 31, 2000, the Company and its subsidiaries have the following lines of credit, both committed and subject to the banks' availability, at annual interest rates ranging from 3.2% to 12.8%, in accordance with the negotiated currency:

	Line of Credit	Available
European commercial paper (U.S.$600 million)	Ps 5,586,719	—
Medium-term Notes programs (U.S.$520 million)	4,839,500	2,909,545
Euro medium-term Notes (U.S.$450 million)	4,190,039	1,676,016
Short-term lines of credit (U.S.$300 million)	2,793,359	2,607,135
U.S. commercial paper (U.S.$250 million)	2,327,799	325,892
Current line of credit (U.S.$250 million)	2,327,799	158,290
Lines of credit of foreign subsidiaries	5,708,858	4,685,913
Other lines of credit from foreign banks	4,108,580	1,850,520
Other lines of credit from Mexican banks	1,582,903	931,119
	Ps33,465,556	15,144,430

As of December 31, 1999 and 2000, CEMEX México, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V. had jointly, fully and unconditionally guaranteed indebtedness of the Company for an aggregate amount of U.S.$2,090 million and U.S.$1,770 million, respectively. The combined summarized financial information of these guarantors as of December 31, 1999 and 2000 are as follows:

	1999	2000
Assets	Ps49,153,357	44,873,752
Liabilities	30,812,953	33,039,126
Stockholders' equity	18,340,404	11,834,626
Net sales	Ps20,320,497	20,619,104
Operating income	9,319,126	9,998,302
Net income	6,585,136	2,915,520

In the consolidated balance sheet at December 31, 1999, there were short-term debt transactions amounting to U.S.$226 million, classified as long-term debt, due to the ability and intention of the Company to refinance such indebtedness with the available amounts of the committed long-term lines of credit. In addition, there were cash deposits established in trusts amounting to U.S.$120 million (Ps1,130.6 million), committed to repay certain short-term and long-term indebtedness, which have been offset for presentation purposes. Of this amount, U.S.$30 million was short-term and U.S.$90 million was long-term, deposited to partially cover the Yankee Notes' purchase offer which occurred in January 2000.

Certain credit agreements are guaranteed by the Company and/or some of its subsidiaries, and contain restrictive covenants that limit the sale of assets, maintenance of controlling interest on certain subsidiaries, limit the establishment of liens, and require the Company to comply with certain financial ratios. When a default event has occurred, the Company has obtained the respective waivers.

(Thousands of constant Mexican Pesos as of June 30, 2001)

11. PENSION PLANS, SENIORITY PREMIUM AND OTHER POSTRETIREMENT BENEFITS

The following table presents the net periodic cost of pension plans, seniority premium and other post-retirement benefits, as of December 31, 1998, 1999 and 2000 (see note 2J), and are as follows:

	1998	1999	2000
Components of net periodic cost:			
Service cost	Ps153,091	169,121	206,160
Interest cost	125,668	112,590	145,647
Actuarial return on plan assets	(5,548)	(23,323)	(97,721)
Amortization of prior service cost, changes in assumptions and experience adjustments	21,886	28,178	25,873
	Ps295,097	286,566	279,959

The following table represents the reconciliation of the present value of postretirement benefit obligations and the funded status (see note 2J), including the acquired obligations as a result of the Southdown acquisition (see note 6) as of December 31, 1999 and 2000:

	1999	2000
Change in benefit obligation:		
Projected benefit obligation ("PBO") at beginning of year	Ps1,308,758	1,640,404
Service cost	169,121	206,161
Interest cost	112,590	145,647
Amendments	1,028	—
Actuarial result	79,141	350,413
Acquisitions	3,874	2,097,297
Foreign exchange fluctuations and inflation adjustments	46,963	51,717
Benefits paid	(81,071)	(156,089)
Projected benefit obligation ("PBO") at end of year	1,640,404	4,335,550
Change in plan assets:		
Fair value of plan assets at beginning of year	182,359	718,078
Actuarial return on plan assets	23,323	97,720
Actuarial differences	160,173	(293,744)
Acquisitions	793	2,629,630
Foreign exchange fluctuations and inflation adjustments	24,782	70,180
Employer contribution	326,648	396,657
Benefits paid from the funds	—	(28,614)
Fair value of plan assets at end of year	718,078	3,589,907
Amounts recognized in the balance sheets consist of:		
Funded status	922,326	745,643
Unrecognized prior service cost	(607,999)	(616,276)
Unrecognized net actuarial results	79,913	(619,077)
Accrued benefit liability (prepayment)	394,240	(489,710)
Additional minimum liability	129,279	802,881
Net liability recognized in the consolidated balance sheet	Ps 523,519	313,171

The actual benefit obligation ("ABO"), as of December 31, 1999 and 2000, amounted to Ps1,355,739 and Ps3,610,586, respectively, of which the vested portion was Ps677,119 in 1999 and Ps2,762,928 in 2000.

(Thousands of constant Mexican Pesos as of June 30, 2001)

Prior service cost and net actuarial results are amortized over the estimated service life of the employees under plan benefits. The estimated service life for pension plans is between 21.2 and 26.2 years, and for seniority premium is 11.3 years (only in Mexico).

As of December 31, 1999 and 2000, the plan assets are mainly composed of fixed return instruments and stock of companies traded in formal stock exchanges.

The most significant assumptions used in the determination of the net periodic costs were the following:

	1998	1999	2000
Range of discount rates used to reflect the obligations' present value	4.5%-6.0%	4.5%-6.0%	3.5%-7.8%
Rate of return on plan assets	7%	6%	8%

The Company applies real rates (nominal rates discounted for inflation) in the actuarial assumptions used to determine the pension plan and seniority premium benefits. With the use of real rates, there is a decrease in the difference between the ABO and the PBO. As a result of the use of real rates, the initial valuation in Mexico as of January 1, 1998, and according to GAAP, the Company recognized a minimum liability against an intangible asset, which as of December 31, 1999 and 2000 were Ps129,279 and Ps616,276, respectively, and a stockholders' equity reduction in 2000 of Ps186,604.

As of June 30, 2001, deferred charges include a prepaid pension (approximately Ps923 million) of the Company's subsidiary in the United States (unaudited), which at December 31, 2000, was netted against the net pension liability.

12. STOCKHOLDERS' EQUITY

A) Capital Stock

The authorized capital stock of the Company as of December 31, 2000 is as follows:

	Series A(1)	Series B(2)
Subscribed and paid shares	3,074,913,688	1,537,456,844
Treasury shares(3)	188,134,004	94,067,002
Unissued shares authorized for Executive Stock Option Plans	128,519,150	64,259,575
	3,391,566,842	1,695,783,421

1 Series "A" or Mexican shares represent at least 64% of capital stock.
2 Series "B" or free subscription shares represent at most 36% of capital stock.
3 Includes the acquisition of shares under repurchase program.

Of the total amount of shares, 3,267,000,000 correspond to the fixed portion and 1,820,350,263 correspond to the variable portion.

During 2000, at the annual shareholders' meeting, a dividend program was established through which shareholders approved a dividend of Ps0.50 (nominal amount) per share. Instead of receiving the dividend in cash, shareholders were entitled to elect to receive a stock dividend per share of Ps0.50 of additional shares at a price of Ps10.73 (nominal amount) per additional share. As a result of the program, a total of 118,037,996 series

(Thousands of constant Mexican Pesos as of June 30, 2001)

"A" shares and 59,018,998 series "B" shares were issued, generating an additional paid-in capital of Ps2,024,582, and an aggregate of Ps253 million was paid in cash.

During 2001, at the annual shareholders' meeting, a dividend program was established through which shareholders approved a dividend of Ps0.60 (nominal amount) per share. Instead of receiving the dividend in cash, shareholders were entitled to elect to receive a stock dividend per share of Ps0.59 of additional shares at a price of Ps38.16 (nominal amount) per additional share. As a result of the program, a total of 140,749,888 series "A" shares and 70,374,944 series "B" shares were issued, generating an additional paid-in capital of Ps2,683,105, and an aggregate of Ps82 million was paid in cash (unaudited).

On September 15, 2000, the Company's board of directors authorized a stock repurchase program through the Mexican Stock Exchange ("MSE"), for up to U.S.$500 million. This program will be active, in accordance with the procedures established by the Banking and Exchange National Commission, from October 2000 to December 2001. The program will be funded with resources from the repurchase reserve. As of December 31, 2000, under this program, a total of 3,086,000 CPO's have been acquired and cancelled, resulting in a reduction in the capital stock and the repurchase reserve of Ps105 and Ps117,251, respectively.

B) EXECUTIVE STOCK OPTION PLAN

The Company has adopted an Executive Stock Option Plan ("ESOP") for shares of the variable portion of the capital stock. Through this program, the Company grants to eligible executives, designated by a Technical Committee, stock option rights to subscribe up to 72,100,000 new CPO's, subject to antidilution adjustments. As of December 31, 1999 and 2000, the stock option balances are as follows:

	1999		2000	
	Number of CPO's	Exercise price*	Number of CPO's	Exercise price*
Granted	47,000,318	Ps33.79	64,364,683	Ps34.83
Canceled	(55,608)	41.83	(55,608)	41.83
Exercised	(5,924,788)	25.35	(7,840,425)	27.01
Outstanding	41,019,922		56,468,650	

* Weighted average exercise price per CPO

The option rights may be exercised up to 25% of the total number of options during the first four years after having been granted. The option rights expire after a maximum of ten years or when the employee leaves the Company. A portion of the options has an exercise maturity period of five years, which can be extended to ten years if certain conditions are met during the first five years. Under this type of program, the Company has no obligation to recognize a liability for the amount of options.

During 1999 and 2000, the total number of options granted was 16,601,313 and 17,364,365 at a weighted average price per CPO of Ps37.71 and Ps39.72, respectively; and the options exercised were 3,443,594 and 1,915,637 at a weighted average price per CPO of Ps24.46 and Ps33.96 in 1999 and 2000, respectively. The balances of CPO's available for the ESOP as of December 31, 1999 and 2000 were 25,099,682 CPO's and 7,735,317 CPO's, respectively. As of December 31, 2000, the outstanding options have a remaining average exercise period of approximately 6.5 years. The CPO's issued upon the exercise of options were paid at their purchase price per CPO, generating an additional paid-in capital of Ps10,808, Ps98,052 and Ps48,225 in 1998, 1999 and 2000, respectively.

(Thousands of constant Mexican Pesos as of June 30, 2001)

The Company's obligations under the ESOP include the issuance of CPO's representing capital stock of the Company on each exercise date, which will result in an increase in capital.

In addition, during 1998 and 1999, the Company established voluntary stock option plans through which executives elected to purchase options for up to 7,293,675 ADS's of the Company. These options are exercisable quarterly over a period of 5 years, and have a predefined exercise price which increases quarterly in dollars, taking into account the funding cost in the market. For the sale of the options, the Company received a premium equivalent to a percentage of the ADS price at the beginning of the program. As of December 31, 2000, there are options not exercised for 4,415,576 ADS's.

C) RETAINED EARNINGS

Retained earnings as of December 31, 2000, include Ps47,618,821 of earnings generated by subsidiaries and affiliated companies, which may be distributed by the Company when the respective dividends are declared by these companies. Furthermore, retained earnings include the stock repurchase reserve in the amount of Ps10,481,463.

Net income for the year is subject to a 5% allocation to constitute a legal reserve, until such reserve equals one fifth of the capital stock. As of December 31, 2000, the legal reserve amounted to Ps1,221,519.

Earnings distributed as dividends in excess of tax earnings will be subject to tax as defined by the Mexican Income Tax Law, in which case, only 65% of retained earnings may be distributed to the shareholders. Dividends paid to national individuals or foreigners are subject to 5% income tax retention.

D) EFFECTS OF INFLATION

The effects of inflation on the majority interest stockholders' equity as of December 31, 2000, and June 30, 2001 (unaudited) are summarized as follows:

	December 31, 2000		
	Historical cost	Inflation adjustment	Total
Common stock	Ps 51,238	3,054,114	3,105,352
Additional paid in capital	11,145,876	11,731,181	22,877,057
Deficit in equity restatement	—	(47,112,116)	(46,112,116)
Cumulative initial deferred income tax effects	(4,697,947)	43,491	(4,654,456)
Retained earnings	36,478,264	27,894,429	64,372,693
Net income of the year	9,395,778	(90,927)	9,304,851

	June 30, 2001 (Unaudited)		
	Historical cost	Inflation adjustment	Total
Common stock	Ps 53,642	3,054,114	3,107,756
Additional paid in capital	13,880,631	11,731,451	25,612,082
Deficit in equity restatement	—	(47,641,359)	(47,641,359)
Cumulative initial deferred income tax effects	(4,697,947)	43,491	(4,654,456)
Retained earnings	43,105,889	27,841,699	70,947,588
Net income of the six-month period	6,356,791	(106,069)	6,250,722

(Thousands of constant Mexican Pesos as of June 30, 2001)

E) FOREIGN CURRENCY TRANSLATION

The Company has recorded net foreign currency translation results in the stockholders' equity amounting to Ps2,838,344, Ps(227,121) and Ps(944,114) in 1998, 1999 and 2000, respectively, and Ps1,301,591 and Ps(2,287,319) as of June 30, 2000 and 2001 (unaudited), respectively, and are summarized as follows:

	December 31,			June 30, (Unaudited)	
	1998	1999	2000	2000	2001
Foreign currency translation adjustment	Ps 5,822,899	(818,091)	(781,332)	1,787,640	(3,143,820)
Foreign exchange gain (loss)(1)	(2,984,555)	(590,970)	(162,782)	(486,049)	856,501
	Ps 2,838,344	(227,121)	(944,114)	1,301,591	(2,287,319)

(1) Foreign exchange results from the financing identified with the acquisitions of foreign subsidiaries in accordance with Bulletin B-15.

The foreign currency translation adjustment includes foreign exchange results from financing related to the acquisition of foreign subsidiaries generated by the subsidiary of the Company in Spain of Ps448,784, Ps(1,859,516) and Ps(591,046), in 1998, 1999 and 2000, respectively, Ps(378,622) and Ps(72,522) as of June 2000 and 2001, (unaudited) respectively.

F) PREFERRED STOCK

In November 2000, a Dutch subsidiary of the Company issued preferred stock for an amount of U.S.$1,500 million in connection with the financing required for the Southdown acquisition (see note 6). The preferred stock is mandatorily redeemable at the end of 18 months, and grants its holders 10% of the subsidiary's voting rights, as well as the right to receive a variable guaranteed preferred dividend. In accordance with the issuance terms, the preferred stock must be redeemed for a total of U.S.$300 million, in three installments of U.S.$100 million each, at the end of months 9, 12 and 15, and the balance at the end of month 18. As part of the shareholders' agreements, holders of the preferred stock have the option, in certain circumstances, to subscribe additional preferred or common shares for up to 51% of the voting interest of the subsidiary. This transaction is included as minority interest.

In connection with the preferred stock transaction mentioned in the preceding paragraph, in June 2001, the Company made an early redemption of preferred stock for a total of U.S.$430 million; this prepayment included the three installments of U.S.$100 million each mentioned above. At June 30, 2001, the outstanding balance of preferred stock is U.S.$1,070 million (unaudited).

In May 1998, a subsidiary of the Company in Spain issued U.S.$250 million of preferred shares at an annual dividend rate of 9.66%. The Company has an option to repurchase the balance of the instrument on November 15, 2004, or on any other subsequent dividend payment date. Additionally, the holders of the instrument have the right to sell the instrument to the Company on May 15, 2005. This transaction is recorded as minority interest.

G) OTHER EQUITY TRANSACTIONS

In December 1999, by means of a public offer in the MSE and the NYSE, the Company issued 105 million warrants at a subscription cash price in pesos of Ps3.2808 per warrant. The warrants allow the holder to benefit from the future increment in the market price of the Company's CPO above the strike price, which originally was U.S.$6.20 per warrant, within certain limits and subject to technical antidilution adjustments. The benefit, should any exist, will be paid in CPO's of the Company. The warrants were issued for a term of three years and their exercise is at maturity. The warrants were subscribed as American Depositary Warrants ("ADW's") in the NYSE; each ADW is equivalent to 5 warrants. The premium received from the warrants issuance during 1999, net of related expenses, was Ps244,647.

As of December 31, 1999 and 2000, there are financial transactions totaling U.S.$604.6 million (Ps5,696 million) and U.S.$100.7 million (Ps937.6 million), respectively, which include certain guarantees and that have been offset for presentation purposes in the Company's consolidated balance sheets. These financial transactions have been offset as follows: U.S.$500 million in 1999, for a minority interest without voting rights or dividends rights of the subsidiary in Spain, and U.S.$104.6 and U.S.$100.7 million, in 1999 and 2000, respectively, for the transfer of assets to a trust. Some of the contracts require certain collateral guarantees. The outstanding transaction matures in 2007, and the Company has the option to reacquire the related assets at different dates.

As of December 31, 2000, the Company has recognized valuation effects in stockholders' equity for Ps711,260, related to investments available for sale (see note 2E).

13. DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 2000, the Company has entered into various derivative financial instrument transactions in order to reduce the risks resulting from changes in interest rates and foreign exchange rates of negotiated debt and as alternative to reduce its financial cost (see note 10). In addition, the Company had foreign exchange derivative instruments to hedge its net investment in foreign subsidiaries, as well as equity forwards contracts to hedge the price of its common shares and as a financing alternative. These instruments have been negotiated with major domestic and international institutions and corporations, which have a solid financial capacity. Therefore, the Company considers that the risk of non-compliance of the obligations agreed upon by such counterparties is minimum. The notional amount, as well as the estimated fair value of the derivative instruments as of December 31, 1999 and 2000, is as follows:

	U.S. dollars thousands					
	1999		2000		(Unaudited) June 30, 2001	
	Notional amount	Estimated fair value	Notional amount	Estimated air value	Notional amount	Estimated fair value
A) Equity forward contracts	828,724	212,340	1,088,819	(113,948)	1,154,399	142,265
B) Foreign exchange forward contracts	410,000	12,423	421,000	6,826	775,000	27,068
C) Call options	51,530	(15,791)	—	—	—	—
D) Third party equity forwards	—	—	62,411	14,870	98,304	(7,385)

A) As of December 31, 1999 and 2000, the Company had executed equity forward contracts related to its outstanding common stock for a notional amount of U.S.$828.7 million and U.S.$1,088.8 million, respectively, and as of June 30, 2001 had a notional amount of U.S.$1,154.4 million (unaudited). At maturity, these agreements provide for physical or net cash settlement at the Company's option, and the gains or losses are recognized in stockholder's equity.

The contracts described above include forwards executed in order to cover the voluntary executives' stock option plans for up to U.S.$116 million and U.S.$105 million, in 1999 and 2000, respectively (see note 12B). In addition, in 1999, a subsidiary of the Company, entered into forward contracts covering 105 million CPO's and 33.8 million shares of the Company's subsidiary in Spain, for a period of three years, to hedge the future exercise of the warrants program transaction (see note 12G). The shares under this forward were sold by the Company during 1999 for approximately U.S.$905.7 million, and simultaneously prepaid toward the forward's final price, approximately U.S.$439.9 million (Ps3,986 million). In the financial

(Thousands of constant Mexican Pesos as of June 30, 2001)

statements as of December 31, 1999 and 2000, the anticipated effect has been recorded related to the liquidation of the forward for the portion corresponding to the Spanish' subsidiary shares, due to the prepayment and the withholding of all economic and voting rights over such shares.

B) The Company has entered into foreign exchange forward contracts in order to protect itself from variations in foreign exchange rates. These contracts have been designated as a hedge on the Company's net investment in foreign subsidiaries for up to U.S.$410 million and U.S.$421 million as of December 31, 1999 and 2000, respectively, and for up to U.S.$775 million as of June 30, 2001 (unaudited). The fair value effects arising from these instruments are recorded for as part of the translation effect of foreign subsidiaries (see note 12E).

C) At December 31, 1999, the Company had outstanding call options on 1,229,260 of its ADS's. The Company exercised these call options during 2000.

D) At December 31, 2000, the Company had third party equity forward contracts for a notional amount of U.S.$62.4 million (Ps565 million), with a fair value of U.S.$14.9 million (Ps135 million). At June 30, 2001, the notional amount of third party equity forward contracts was U.S.$98.3 million, with a fair value of U.S.$(7.4) million (unaudited).

The estimated fair values of derivative financial instruments used to hedge the Company's risks will fluctuate over time, and are based on estimated settlement costs or quoted market prices. Fair values should not be viewed in isolation, but rather in relation to the fair values of the underlying instruments and the overall reduction in the Company's exposure to adverse fluctuations in foreign exchange rates and price of shares. The notional amounts of derivatives summarized above do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of the exposure of the Company though the use of its derivatives. The amounts exchanged are calculated on the basis of the notional amounts and the other items of the derivatives, which relate to interest rates, foreign exchange rates or other financial indexes.

14. INCOME TAX (IT), BUSINESS ASSETS TAX (BAT), EMPLOYEES' STATUTORY PROFIT SHARING (ESPS) AND DEFERRED INCOME TAXEs

In accordance with present tax legislation in Mexico, corporations must pay either income tax ("IT") or business assets tax ("BAT") depending on which amount is greater for their operations in Mexico. Both taxes recognize the effects of inflation, in a manner different from Mexican GAAP. Employees' statutory profit sharing ("ESPS") is calculated on similar basis as IT, but without recognizing the effects of inflation.

A) IT, BAT AND ESPS

The Company and its subsidiaries in Mexico generate IT or BAT on a consolidated basis. Beginning in 1999, the determination of the consolidated IT for the Mexican companies considers 100% of holding company's taxable income or loss, and a maximum of 60% of the taxable income or loss of each of the subsidiaries. For the period of 1999 and after, the taxable income of the subsidiaries that have tax loss carryforwards generated before 1999, will be included according to its equity participation at the end of the period. Therefore, the amounts of these items included in the accompanying financial statements, with respect to the Mexican subsidiaries, represent the consolidated result of these taxes. For ESPS purposes, the amount presented is the sum of the individual results of each company.

(Thousands of constant Mexican Pesos as of June 30, 2001)

As of December 31, 1988, 1999 and 2000, IT (expense) benefit is summarized as follows:

	1998	1999	2000
Current income tax	Ps(1,644,108)	(4,399,675)	(983,591)
Deferred IT	—	(5,752)	(538,482)
Tax loss carryforwards amortized	1,037,577	3,681,279	—
Effects of inflation (note 2B)	152,830	79,847	51,428
	Ps (453,701)	(644,301)	(1,470,645)

Total consolidated IT includes Ps278,543, Ps319,976 and Ps1,089,063 from foreign subsidiaries, and Ps175,158, Ps324,325 and Ps381,582 from Mexican subsidiaries, for 1998, 1999 and 2000, respectively. The Company, as a holding company, prepares its IT and BAT returns on a consolidated basis for its operations in Mexico, which resulted in tax benefits of Ps1,960,889 in 1998, Ps72,162 in 1999 and Ps287,031 in 2000, without including deferred taxes.

For its operations in Mexico, the Company has accumulated IT loss carryforwards which, restated for inflation, can be amortized against taxable income in the succeeding ten years according to Income Tax Law:

	Amount of Carryforwards	Year of expiration
Year in which tax loss occurred		
1995	Ps1,623,728	2005
2000	10,702	2010
	Ps1,634,430	

The Company and its subsidiaries in Mexico must generate taxable income to preserve the benefit of the tax loss carryforwards generated beginning in 1999.

The BAT law establishes a 1.8% tax levy on assets, indexed for inflation in the case of inventory, property, plant and equipment after deducting certain liabilities. BAT levied in excess of IT for the period may be recovered, restated for inflation, in any of the succeeding ten years, provided that the IT incurred exceeds BAT in such period.

The recoverable BAT as of December 31, 2000 is as follows:

	Amount of Carryforwards	Year of expiration
Year in which BAT exceeded IT		
1997	Ps148,420	2007
1999	53,590	2009
2000	426,372	2010
	Ps628,382	

B) DEFERRED IT AND ESPS

Starting January 1, 2000, deferred income taxes are determined under the asset and liability method in accordance with the new Bulletin D-4 (see note 2K). The cumulative initial deferred income tax effects derived from the adoption of the Bulletin D-4, are recognized in stockholders' equity under the caption "Cumulative

(Thousands of constant Mexican Pesos as of June 30, 2001)

initial deferred income tax effects". The deferred income tax charged or credited to the income statement is determined by the difference between the beginning of year balance and the year end balance of the deferred asset or liability, and is recognized in nominal pesos.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2000 are presented below:

	Consolidated
Deferred tax assets:	
Tax loss carryforwards and other tax credits	Ps 1,966,684
Accounts payable and accrued expenses	247,540
Trade accounts receivables	24,350
Property, plant and equipment	130,309
Others	(137,304)
Total deferred tax assets	2,231,579
Less—valuation allowance	(424,918)
Net deferred tax assets	1,806,661

	Consolidated
Deferred tax liability:	
Tax loss carry forwards and other tax credits	1,365,406
Accounts payable and accrued expenses	380,019
Trade accounts receivables	34,138
Other investments	6,468
Property, plant and equipment	(12,954,866)
Inventories	(1,230,704)
Others	178,826
Total deferred tax liabilities	(12,220,713)
Less—valuation allowance	(146,262)
Net deferred tax liabilities	(12,366,975)
Net deferred tax	(10,560,314)
Less—deferred income taxes of acquired subsidiaries at date of acquisition	(5,240,882)
Total effect of deferred income tax in stockholders' equity	(5,319,432)
Less—net deferred income tax recognized as of December 31, 1999	(1,037,311)
Less—accumulated initial effect of deferred income taxes in stockholders' equity	(4,654,456)
Change in deferred income tax for the period	Ps 372,335

Bulletin D-4 does not allow the offsetting of deferred tax assets and liabilities relating to different tax jurisdictions.

As of December 31, 1999, the Company had recorded a deferred income tax provision for the temporary differences, over which it was reasonably estimated that in a defined period, a benefit or liability for tax purposes would be originated, in the amount of Ps1,037,311. The Company considered this provision, which had already been accounted for in retained earnings, as part of the amount determined in accordance with the new methodology. As a result, the cumulative initial deferred income tax effects presented in the table above are net of this amount.

(Thousands of constant Mexican Pesos as of June 30, 2001)

Management considers that there is existing evidence that, in the future, it will generate sufficient taxable income to realize the tax benefit associated with deferred income tax assets and operating tax loss carryforwards prior to their expiration. In the event that present conditions change, and it is determined that future operations would not generate enough taxable income, or that tax strategies are no longer viable, the deferred tax assets' valuation allowance would be charged against net income.

As of December 31, 2000, the components of consolidated deferred income tax for the period are as follows:

	2000
Deferred income tax charged to the income statement	Ps(538,482)
Deferred income tax applied directly to stockholders' equity	910,817
	Ps 372,335

Bulletin D-4 states that the deferred tax effects of temporary differences related to transactions whose effects are recorded directly in stockholders' equity, must be recorded net of this effect.

The effects of inflation are not recognized for income tax purposes in some countries in which the Company operates or are recognized differently from the methodology used for financial reporting. These effects, as well as other differences between the book and the income tax basis, arising from the several income tax rates and laws to which the Company is subject in the countries in which it has operations, give rise to temporary and permanent differences in 1998 and 1999, and permanent differences starting in 2000, between the statutory tax rate and the effective tax rate presented in the income statement, as follows:

	December 31,		
	1998	1999	2000
	%	%	%
Approximated consolidated statutory tax rate	34.0	35.0	35.0
Utilization of tax loss carryforwards	(14.9)	(27.9)	—
Additional deductions and tax credits for income tax purposes	(20.0)	8.0	(1.9)
Expenses and other non-deductible items	5.9	(9.1)	3.4
Non-taxable sale of marketable securities and fixed assets	0.4	(2.4)	0.2
Difference between book and tax inflation	(6.9)	2.4	(15.0)
Minimum taxes	2.1	3.7	(0.1)
Depreciation	2.8	3.5	0.3
Inventories	(1.5)	(6.6)	0.2
IT effect on stockholders' equity	—	—	(5.0)
Others	3.3	(0.4)	(4.4)
Effective consolidated tax rate	5.2	6.2	12.7

Additionally, as of December 31, 2000, temporary differences between net income of the period and taxable income for ESPS generated a deferred ESPS expense of Ps44,253, presented in the income statement.

15. FOREIGN CURRENCY POSITION

The exchange rate of the Mexican peso to the dollar as of December 31, 1998, 1999 and 2000 was Ps9.90, Ps9.51 and Ps9.62 pesos per dollar, respectively. As of January 17, 2001, the exchange rate was Ps9.89 pesos per dollar. As of June 30, 2001 the exchange rate was Ps9.06 pesos per dollar.

For the year ending December 31, 2000 and six months ended June 30, 2001, the principal balances denominated in foreign currencies, as well as non-monetary assets in Mexico of foreign origin are presented as follows:

	U.S. dollars thousands					
	December 31, 2000			June 30, 2001 (Unaudited)		
	Mexico	Foreign	Total	Mexico	Foreign	Total
Current assets	226,740	1,503,515	1,730,255	197,213	1,448,128	1,645,341
Non current assets	719,235(1)	9,420,978	10,140,213	728,407(1)	9,976,491	10,704,898
Total assets	945,975	10,924,493	11,870,468	925,620	11,424,619	12,350,239
Current liabilities	1,267,150	2,631,940	3,899,090	1,756,751	1,407,546	3,164,297
Long-term liabilities	1,656,155	1,457,740	3,113,895	1,688,314	2,132,067	3,820,381
Total liabilities	2,923,305	4,089,680	7,012,985	3,445,065	3,539,613	6,984,678

(1) Non-monetary assets in Mexico of foreign origin.

Additionally, the Company's Mexican operations in foreign currencies during 1998, 1999 and 2000 and during the first six months of 2000 and 2001 are summarized as follows:

	Years Ended December 31			(Unaudited) Six Months Ended June 30,	
	1998	1999	2000	2000	2001
	U.S. dollars thousands				
Export sales	$ 92,170	83,190	105,101	55,938	47,733
Import purchases	36,563	29,954	18,577	9,907	25,056
Interest income	24,035	14,575	17,433	11,069	2,584
Interest expense	202,748	221,057	191,305	92,053	11,475

(Thousands of constant Mexican Pesos as of June 30, 2001)

16. GEOGRAPHIC SEGMENT DATA

The Company is engaged principally in the construction industry segment through the production and marketing of cement and concrete. For operating analysis purposes, the Company's management has considered that concrete operations are an integrated part of the cement distribution process. The following table presents in accordance with the information analyzed for decision making by the Company's management, selected condensed financial information of the Company by geographic area for the years ended December 31, 1998, 1999 and 2000; and for the six months ended June 30, 2000 and 2001.

	Net Sales				
	Years Ended December 31,			(Unaudited) Six Months Ended June 30,	
	1998	1999	2000	2000	2001
Mexico	Ps19,141,886	21,972,396	25,161,342	11,978,827	12,140,198
Spain	8,827,414	7,267,418	8,001,591	4,229,640	3,658,226
United States	5,307,985	5,625,054	7,251,558	2,102,625	8,808,003
Venezuela	5,125,128	4,528,253	4,375,309	2,717,000	2,116,248
Colombia	2,588,198	1,584,195	1,958,130	942,189	990,636
Caribbean and Central America	2,592,608	3,476,648	4,381,684	2,143,696	2,105,557
Philippines	—	1,153,694	1,319,741	726,317	788,922
Egypt	—	136,411	1,607,874	807,643	685,459
Other	2,720,351	3,666,371	3,434,915	1,850,124	3,873,761
	46,303,570	49,410,440	57,492,144	27,498,061	35,167,010
Eliminations	(3,932,052)	(3,921,545)	(5,155,553)	(2,325,101)	(4,093,528)
Consolidated	Ps42,371,518	45,488,895	52,336,591	25,172,960	31,073,482

	Operating Income				
	Year Ended December 31,			(Unaudited) Six Months Ended June 30,	
	1998	1999	2000	2000	2001
Mexico	Ps 7,733,576	9,730,755	10,786,050	5,302,098	4,963,244
Spain	2,400,991	2,364,917	2,256,881	1,244,799	959,812
United States	745,875	1,161,312	1,093,348	478,526	1,178,343
Venezuela	1,720,309	1,235,968	1,214,959	477,477	660,603
Colombia	109,654	375,255	791,085	364,864	424,276
Caribbean and Central America	434,450	636,144	701,291	368,598	384,059
Philippines	—	23,658	115,702	117,118	52,365
Egypt	—	15,249	596,293	297,565	135,966
Other	(1,579,953)	(2,008,663)	(2,156,462)	(1,031,754)	(991,071)
	11,564,902	13,534,595	15,399,147	7,619,291	7,767,597
Eliminations	—	—	—	—	—
Consolidated	Ps11,564,902	13,534,595	15,399,147	7,619,291	7,767,597

(Thousands of constant Mexican Pesos as of June 30, 2001)

	Depreciation and Amortization				
	Years Ended December 31,			(Unaudited) Six Months Ended June 30,	
	1998	1999	2000	2000	2001
Mexico	Ps1,429,223	1,434,822	1,171,074	594,013	754,547
Spain	769,983	557,896	466,231	253,029	218,806
United States	199,336	215,602	596,132	296,278	1,165,188
Venezuela	513,682	548,289	594,119	112,041	271,792
Colombia	515,912	301,048	404,570	211,259	219,753
Caribbean and Central America	169,997	183,740	204,189	79,920	103,606
Philippines	—	228,290	209,809	110,945	98,646
Egypt	—	20,126	187,249	107,780	97,626
Other	260,124	595,270	719,627	399,010	489,755
Consolidated	Ps3,858,257	4,085,083	4,553,000	2,164,275	3,419,719

In order to present integrally the operations of each operating unit, net sales between operating units are presented under the caption "eliminations".

	Total Assets		
	December 31,		(Unaudited) June 30,
	1999	2000	2001
Mexico	Ps 46,288,806	45,815,777	54,547,295
Spain	19,978,464	19,061,451	14,674,136
United States	6,614,421	41,166,491	43,608,613
Venezuela	10,517,629	10,310,037	10,902,099
Colombia	8,096,137	7,353,125	7,583,687
Caribbean and Central America	5,501,741	6,256,285	6,162,813
Philippines	7,652,888	7,155,192	7,269,036
Other Asian	2,227,808	2,138,238	2,175,900
Egypt	5,945,749	5,931,431	7,316,059
Others(1)	27,595,363	36,729,243	90,391,687
	140,419,006	181,917,270	244,631,325
Eliminations	(28,634,177)	(35,178,748)	(94,813,763)
Consolidated	Ps111,784,829	146,738,522	149,817,562

(Thousands of constant Mexican Pesos as of June 30, 2001)

	Investment in Fixed Assets(2)			
	December 31,		(Unaudited) June 30,	
	1999	2000	2000	2001
Mexico	Ps 851,673	828,766	382,416	409,866
Spain	316,747	426,314	131,606	145,786
Venezuela	152,989	602,399	66,636	124,677
United States	349,862	217,282	44,074	901,939
Colombia	72,128	81,542	12,266	14,239
Caribbean and Central America	236,316	468,085	213,841	235,750
Philippines	171,069	234,605	156,779	72,179
Other Asian	—	131,782	—	80,189
Egypt	—	428,314	166,126	167,428
Others(1)	233,809	271,455	148,864	85,597
	2,384,593	3,690,544	1,322,608	2,237,650
Eliminations	—	—	—	—
Consolidated	Ps2,384,593	3,690,544	1,322,608	2,237,650

(1) Includes, in addition to trade maritime operating assets and other assets, related party balances of the Parent Company of Ps24,523,620 and Ps24,001,964 in 1999 and 2000, respectively, which are eliminated in consolidation.

(2) Corresponds to fixed assets' investments not considering the effects of inflation. As a result, this balance differs from the amount presented as investing activities in the Statement of Changes in the Financial Position in "Property, machinery and equipment, net", which considers the inflation effects in accordance with Bulletin B-10.

17. EARNINGS PER SHARE

Basic earnings per share are calculated by dividing majority interest net income for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects, on the weighted average number of common shares outstanding, the effects of any transaction carried out by the Company, which have a potentially diluting effect in such number of shares.

The weighted average number of shares utilized in the calculation is as follows:

	Basic(1)	Diluted
June 30, 2000 (2) unaudited	4,073,005,495	4,097,328,615
June 30, 2001 (2) unaudited	4,187,055,419	4,214,543,349
December 31, 1998	3,786,281,775	3,797,376,945
December 31, 1999	3,767,646,462	3,787,200,759
December 31, 2000	4,123,703,259	4,143,760,773

(1) In 1998, the number of shares includes 118,919,607 shares, deposited in a trust in guaranty of a financial transaction of U.S. dollars 80 million, which for accounting purposes were considered owned by third parties. This transaction was liquidated during 1999.

(2) For purposes of calculating earnings per share as of June 30, 2000 and 2001, net income for twelve month period was determined, amounting to Ps8,479,228 and Ps11,009,898 (unaudited), respectively.

(Thousands of constant Mexican Pesos as of June 30, 2001)

The difference between the basic and diluted number of shares in 1998, 1999 and 2000 and in the six-months ended June 30, 2000, and 2001 is attributable to the additional shares issued under the Company's executive stock option plan (see note 12B).

18. CONTINGENCIES AND COMMITMENTS

A) GUARANTEES

As of December 31, 2000, CEMEX, S.A. de C.V. has signed as guarantor of loans made to certain subsidiaries for approximately U.S.$80 million.

B) TAX ASSESSMENTS

As of December 31, 2000, the Company and some of its subsidiaries in Mexico have been notified of several tax assessments determined by the tax authorities related to years prior to 1996. These tax assessments total approximately Ps3,396 million. The tax assessments result primarily from: (i) disallowed deductions resulting from social security expenses; and (ii) recalculation of the inflationary tax deduction, since the tax authorities purport that "Advance Payments to Suppliers" are not by their nature credits. The companies involved are using all the available defense actions granted by law in order to cancel the tax claims.

On January 26, 2000, the Company obtained a favorable resolution by the Domestic Taxes and Customs Office of Colombia ("DIAN"), dismissing special tax assessments, which at year end 1999 amounted to approximately U.S.$143 million, and that were received during 1998 by three indirect subsidiaries of the Company in Colombia, corresponding to the 1995 fiscal year.

In June 2001, the Company obtained, from the Mexican tax authorities, a favorable resolution in respect to a tax assessment related to the fiscal year 1992. This tax assessment amounted to approximately Ps938 million (unaudited).

In March and April 2001, a subsidiary of the Company in Mexico was notified of two tax assessments determined by the tax authorities related to the fiscal year 1995. In March 2001, a tax assessment in the amount of Ps303 million was received resulting primarily from disallowed financial expenses and computation of the inflationary gain. In April 2001, the subsidiary received a second tax assessment in the amount of Ps99 million, resulting primarily from a disallowed inflationary restatement of tax loss carryforwards with respect to the first tax assessment, the subsidiary of the Company has completed the response procedure, and a resolution from the courts is pending. In respect to the second proceeding, the response period has not yet terminated (unaudited).

C) ANTI-DUMPING DUTIES

In 1990, the United States Department of Commerce ("DOC") imposed an anti-dumping duty order on imports of gray Portland cement and clinker from Mexico. As a result, certain subsidiaries of the Company, as importers of record, have been subject to payment of anti-dumping duty deposits estimated on imports of gray Portland cement and clinker from Mexico since April 1990. The order is likely to continue for an indefinite period, until the United States government determines, taking into consideration the World Trade Organization new rules, that the conditions for imposing the order no longer exist and the cancellation or suspension of the order would follow. In the last quarter of 2000, the United States government determined the order's continuation, a resolution that will prevail until a new review is made by it, which is expected to occur during 2001. As of the date of the financial statements, the Company cannot assure that this new review will take place, or what the resolution would be.

As of December 31, 2000, the Company has accrued a liability of U.S.$52.4 million, including accrued interest, for the difference between the amount of anti-dumping duties paid on imports and the latest findings by the DOC in its administrative reviews for all of the reviewed periods.

As of December 31, 2000, the Company is in the tenth administrative review period by the DOC, and expects a preliminary resolution in the second half of 2001. With respect to the first four review periods, the DOC has issued a final resolution of the anti-dumping duties. With respect to the remaining review periods, the final resolutions are suspended until all the procedures before the NAFTA Panel have been concluded. As a result, the final amounts may be different from those recorded in the accompanying consolidated financial statements. The Company and its subsidiaries have defended their position in this matter and will continue to do so through all available means in order to determine the actual dumping margins within each period of the administration reviews carried out by the DOC.

Five Taiwanese cement producers—Asia Cement Corporation, Taiwan Cement Corporation, Lucky Cement Corporation, Hsing Ta Cement Corporation and China Rebar—filed before the Tariff Commission under the Ministry of Finance (MOF) of Taiwan an anti-dumping case involving imported gray Portland cement and clinker from the Philippines and Korea.

In a letter dated July 19, 2001, the MOF informed the petitioners and the respondent producers in exporting countries that a formal investigation has been initiated. Among the respondents in the petition are APO Cement Corporation, Rizal Cement Co., Inc. and Solid Cement Corporation, indirect subsidiaries of CEMEX, which received their anti-dumping questionnaires from the International Trade Commission under the Ministry of Economic Affairs ITC-MOEA) on August 2, 2001, and from the MOF on August 16, 2001.

Rizal and Solid replied to the ITC-MOEA by confirming that they have not been exporting cement/clinker during the covered period. On the other hand, in its position paper filed on August 18, 2001 and in the public hearing held on August 20, 2001, APO contested the allegation of "injury" in the anti-dumping proceedings before the ITC-MOEA. APO is expected to file by September 10, 2001 its reply to the MOF questionnaire to contest the allegation of "dumping" in the anti-dumping proceedings before the MOF. Currently, CEMEX cannot predict if its subsidiaries' allegations in the anti-dumping case will succeed, nor what the conclusions of the MOF will be nor when they will be released (unaudited).

D) LEASES

The Company has entered into various non-cancelable operating leases, primarily for the lease of operating facilities, cement storage and distribution facilities and certain transportation and other equipment, which require annual rental payments plus the payment of certain operating expenses. Future minimum rental payments due under such leases are summarized as follows:

Year Ending December 31,	U.S. dollars thousands
2001	$ 68,663
2002	54,803
2003	46,489
2004	40,342
2005	33,459
2006 and thereafter	150,666
	$394,422

(Thousands of constant Mexican Pesos as of June 30, 2001)

Rental expense for the years ended December 31, 1998, 1999, and 2000 was approximately U.S.$25, U.S.$41 million and U.S.$52 million, respectively.

E) PLEDGE ASSETS

At December 31, 2000, there are liabilities amounting to U.S.$52.8 million secured by property, plant and equipment.

F) COMMITMENTS

As of December 31, 2000, subsidiaries of the Company have future commitments for the purchase of raw materials for an approximate amount of U.S.$75.8 million.

As of December 31, 1999, the Company had entered into agreements with an international partnership, which will build and operate an electrical energy generating plant. These agreements establish that when the plant begins operations, the Company will purchase, starting in the second half of 2002, all of the energy generated by the plant for a term of no less than 20 years. As part of these agreements, the Company will supply the plant with all fuel necessary for its operation. This commitment will be covered by a 20-year agreement that the Company has with Petróleos Mexicanos. Through these agreements, the Company expects to have significant decreases in its electrical energy costs, and the supply will provide approximately 60% of the electrical energy needs of 12 cement plants in Mexico. The Company is not required to make any capital investment in the project.

Under the terms of the agreement between the Company and the Indonesian government in connection with its investment in Gresik, the Indonesian government has an option until October 2001 to require the Company to purchase its 51% interest in Gresik for approximately U.S.$418 million (Ps3,892 million), plus accrued interest from October 1998 at 8.2% per annum.

G) OTHER CONTINGENCIES

As of December 31, 2000, CEMEX, Inc. (formerly Southdown, Inc.), a newly acquired subsidiary of the Company based in the United States of America (see note 6), has accrued liabilities specifically relating to environmental matters in the aggregate amount of U.S.$22 million. The environmental matters relate to a) in the past, in accordance with industry practice, disposing of various materials, which might be categorized as hazardous substances or wastes, and b) the cleanup of sites used for or operated by the Company, including discontinued operations, in regard to the disposal of hazardous substances or wastes, either individually or jointly with other parties. Most of the proceedings are in the preliminary stage, and a final resolution might take several years. For purposes of recording the provision, the subsidiary considers that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, the subsidiary does not believe it will be required to spend significant sums on these matters in excess of the amounts previously recorded. Until all environmental studies, investigations, remediation work, and negotiations with or litigation against potential sources of recovery have been completed, however, the ultimate cost that might be incurred to resolve these environmental issues cannot be assured.

In February 2000, a subsidiary of Southdown received two claims from the general contractor for the expansion project of its cement plant located in Victorville, California. The contractor has requested additional compensation in excess of the guaranteed contract amount to cover costs associated with structural steel and related items. The original amount of the claims was approximately U.S.$5 million, but has been increased to

(Thousands of constant Mexican Pesos as of June 30, 2001)

over U.S.$14 million. The subsidiary has rejected the claims based on its belief that it is not responsible for the increased costs. Any payments as a result of the claim would be included as part of the capitalized cost of the project and amortized over the life of the project. The Company believes that any payments made as a result of the claim would not have a material effect on its financial condition or results of operation.

In October 2000, a subsidiary of Southdown received a claim from the general contractor for the recent expansion of its cement plant located in Louisville, Kentucky. At December 31, 2001, the contractor is claiming approximately U.S.$18.5 million in additional compensation in excess of the guaranteed contract amount. The Company is only beginning its evaluation of the claim, and at this time is unable to predict how much, if any, it may have to pay with respect to the claim. Any payments as a result of the claim would be included as part of the capitalized cost of the project and amortized over the life of the project. The Company believes that any payments made as a result of the claim would not have a material effect on its financial condition or results of operations.

In connection with the contingency disclosed in the preceding paragraph, on June 18, 2001, CEMEX, Inc. and BE&K Construction Company ("BE&K"), the general contractor, entered into a Settlement Agreement, whereby Kosmos agreed to pay BE&K U.S.$7.4 million to resolve all claims and disputes between the parties arising out of or relating to the work performed by BE&K in connection with the expansion project in Louisville, Kentucky (unaudited).

In May 2001, a subsidiary of the Company in Colombia received a civil liability suit from 42 transporters, alleging that this subsidiary is responsible for the supposed damages caused with the breach of provision of raw material contracts. The plaintiffs have asked for relief in the amount of U.S.$60 million (Ps589.5 million). The Company filed a prompt defense response. This proceeding is in the preliminary stage (unaudited).

19. NEW ACCOUNTING PRONOUNCEMENTS

Starting January 1, 2001, Bulletin C-2, Financial Instruments ("Bulletin C-2"), is mandatory for all public companies, which report under Mexican GAAP. Among the most relevant issues of Bulletin C-2, is the requirement to recognize the fair values of all financial derivative instruments as assets or liabilities in the balance sheet. Changes in valuation of these instruments must be recorded in the income statement. Likewise, the effects originated by a financial instrument, which in substance is an equity transaction, must be recorded in the stockholders' equity. As of June 30, 2001, resulting from the fair value recognition required by Bulletin C-2, the Company has recorded an increase in assets or a decrease in liabilities, with a net effect of U.S.$128 million, of which approximately U.S.$109.5 million has been credited to the Comprehensive Financing Income as part of the interest expense or income and the foreign currency fluctuations, and approximately U.S.$18.5 million has been credited to equity, depending on the underlying hedged items.

20. DIFFERENCES BETWEEN MEXICAN AND UNITED STATES ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP), which differ in certain significant respects from those applicable in the United States (U.S. GAAP).

The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and Bulletin B-15, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes (i) a reconciling item for the reversal of the effect of applying Bulletin B-15 for the restatement to constant pesos for the years ended December 31, 1998 and 1999, and (ii) a reconciling item to reflect the difference in the carrying value of machinery and equipment of foreign

(Thousands of constant Mexican Pesos as of June 30, 2001)

origin and related depreciation between the methodology set forth by the fifth amendment to Bulletin B-10 (modified) and the amounts that would be determined by using the historical cost/constant currency method. As described below, these provisions of inflation accounting under Mexican GAAP do not meet the requirement of Rule 3-20 of Regulation S-X of the Securities and Exchange Commission. The reconciliation does not include the reversal of other Mexican GAAP inflation accounting adjustments as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The other principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net income and consolidated stockholders' equity are presented below, with an explanation of the adjustments.

	Year Ended December 31,			(Unaudited) Six Months Ended June 30,	
	1998	1999	2000	2000	2001
Net income as reported under Mexican GAAP	Ps 7,887,146	9,163,422	9,304,851	4,545,079	6,250,722
NCPI inflation adjustment	2,058,617	1,135,606	513,357	488,018	—
Net income as reported under Mexican GAAP after NCPI—adjustments	9,945,763	10,299,028	9,818,208	5,033,097	6,250,722
Approximate U.S. GAAP adjustments:					
1. Amortization of goodwill (see 20(a))	430,799	(68,924)	(64,483)	31,426	(20,341)
2. Deferred income taxes (see 20(b))	(2,251,744)	(3,559,786)	(92,227)	(13,132)	(390,194)
3. Deferred employees' statutory profit sharing (see 20(b))	(481,055)	(372,777)	(70,521)	(137,918)	(5,005)
4. Other employee benefits (see 20(c))	6,944	(79,425)	(41,801)	(45,449)	(24,704)
5. Marketable securities (see 20(d))	346,079	—	—	—	—
6. Capitalized interest (see 20(e))	(4,533)	86,324	(74,767)	(4,547)	4,045
7. Minority interest (see 20(f)):					
a) Financing Transactions	(224,767)	237,440	67,123	11,958	275,455
b) Effect of U.S. GAAP adjustments	36,658	(25,136)	179,896	53,744	31,871
8. Hedge accounting (see 20(m))	(3,472,366)	(1,861,088)	(1,435,323)	(1,221,246)	687,846
9. Depreciation (see 20(g))	61,714	154,544	(52,028)	110,563	(18,902)
10. Accruals for Contingencies (see 20(h))	(36,719)	(2,926)	(113,360)	(1,010)	(4,661)
11. Equity in net income of affiliated companies (see 20(i))	(65,451)	(25,012)	(57,679)	—	1,768
12. Inflation adjustment of machinery and equipment (see 20(j))	(97,731)	(425,544)	(414,626)	(218,929)	(201,698)
13. Temporary equity from forward contracts (see 20(k))	—	—	(452,008)	(236,611)	(468,329)
14. Derivative Financial Instruments—(see 20(m))	—	—	—	—	(228,570)
15. Other U.S. GAAP adjustments (see 20(l))	116,531	(120,958)	177,725	40,192	(53,168)
16. Monetary effect of U.S. GAAP adjustments	1,947,356	1,735,330	1,108,005	719,177	192,925
Total approximate U.S. GAAP adjustments	(3,688,285)	(4,327,938)	(1,336,074)	(911,782)	(221,662)
Approximate net income under U.S. GAAP	Ps 6,257,478	5,971,090	8,482,134	4,121,315	6,029,060
Basic U.S. GAAP earnings per share	Ps 1.65	1.58	2.05	1.01	1.44
Diluted U.S. GAAP earnings per share	Ps 1.64	1.57	2.04	1.00	1.43

(Thousands of constant Mexican Pesos as of June 30, 2001)

	December 31,		(Unaudited) June 30,
	1999	2000	2001
Total stockholders' equity reported under Mexican GAAP	Ps 60,626,906	71,218,809	71,875,444
NCPI inflation adjustment	7,513,382	3,929,212	—
Total stockholders' equity after NCPI adjustment	68,140,288	75,148,021	71,875,444
Approximate U.S. GAAP adjustments:			
1. Goodwill net (see 20(a))	(3,232,515)	(3,561,243)	(3,616,179)
2. Deferred income taxes (see 20(b))	(9,366,248)	(3,561,688)	(3,039,886)
3. Deferred employees' statutory profit sharing (see 20(b))	(3,134,200)	(2,900,095)	(2,844,727)
4. Other employee benefits (see 20(c))	(265,540)	(283,621)	(303,254)
5. Capitalized interest (see 20(e))	(489,212)	(434,816)	(386,064)
6. Minority interest—effect of financing transactions (see 20(f))	(6,402,736)	(989,614)	(872,228)
7. Minority interest—U.S. GAAP presentation (see 20(f))	(9,723,875)	(24,036,971)	(18,688,819)
8. Depreciation (see 20(g))	167,668	(117,746)	4,451
9. Accruals for contingencies (see 20(h))	249,057	100,235	79,810
10. Investment in net assets of affiliated companies (see 20(i))	(530,437)	(81,483)	(66,785)
11. Inflation adjustment for machinery and equipment (see 20(j))	9,031,826	8,407,229	9,172,682
12. Temporary equity from forward contracts (see 20(k))	(5,453,266)	(5,508,010)	(5,540,544)
13. Other U.S. GAAP adjustments (see 20(l))	317,331	439,767	347,690
Total approximate U.S. GAAP adjustments	(28,832,147)	(32,528,056)	(25,753,853)
Total approximate stockholders' equity under U.S. GAAP	Ps 39,308,141	42,619,965	46,121,591

For purposes of the following notes, the Mexican GAAP prior years amounts have been restated using the Mexican inflation rate instead of the weighted average index described in note 2B. Therefore, the amounts shown for prior years in these notes, in respect to constant pesos, do not agree with the amounts shown in footnotes 1 to 19.

The term "SFAS" as used herein refers to Statements of Financial Accounting Standards.

(a) Goodwill

The Company's goodwill recognized under Mexican GAAP has been adjusted for U.S. GAAP purposes for (i) the effect of the U.S. GAAP adjustments as of the dates of acquisition on the goodwill of the subsidiaries acquired (ii) the difference between sinking fund amortization of goodwill over 20 to 40 years for Mexican GAAP purposes (see note 2I) and the straight line method over 40 years for U.S. GAAP purposes and (iii) the conversion of goodwill applicable to foreign subsidiaries in accordance with SFAS 52, utilizing inflation of each country to restate the goodwill for inflation purposes. In addition, amortization of goodwill is reflected as an operating expense for U.S. GAAP purposes versus other income and expense for Mexican GAAP purposes.

For U.S. GAAP purposes, the Company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of

(Thousands of constant Mexican Pesos as of June 30, 2001)

funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

(b) Deferred Income Taxes and Employees' Statutory Profit Sharing

Until December 31, 1999, Mexican GAAP provided that deferred taxes should not be recorded for those temporary differences whose origin is not specifically identifiable or whose realization is not presently determinable because upon turnaround they will be replaced by other temporary differences of a similar nature and amount.

For U.S. GAAP purposes, the Company accounts for income taxes utilizing SFAS 109 "Accounting for Income Taxes", which requires the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax asset and liabilities are recognized for the future tax consequences of "temporary differences" by applying enacted statutory tax rates applicable in future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and operating loss carryforwards. The amount of deferred income taxes charged or credited to operations in each period for U.S. GAAP is based upon the difference between the beginning and ending balances of the deferred tax assets or liabilities for each period, expressed in nominal pesos. A monetary position gain or loss of the deferred tax assets or liabilities was also recognized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities under U.S. GAAP at December 31, 1999 and 2000 are presented below.

	December 31, 1999	December 31, 2000
Deferred tax assets:		
Net operating loss and assets tax carryforwards	Ps2,563,681	3,515,923
Trade accounts receivable	444,967	103,860
Investment in affiliated companies	511	6,824
Accounts payable and accrued expenses	547,380	750,531
Other	171,580	144,668
Total gross deferred tax assets	3,728,119	4,521,806
Less valuation allowance	208,602	602,692
Net deferred tax assets under U.S. GAAP	3,519,517	3,919,114
Deferred tax liabilities:		
Property, plant and equipment	15,691,529	19,768,931
Inventories	448,427	1,298,603
Other	172,958	390,685
Total gross deferred tax liability under U.S. GAAP	16,312,914	21,458,219
Net deferred tax liability under U.S. GAAP	12,793,397	17,539,105
Deferred tax recognized under Mexican GAAP affecting equity (see note 14B)	1,037,311	5,319,432
Excess of liability recognized under U.S. GAAP over that recognized under Mexican GAAP	11,756,086	12,219,673
Less—U.S. GAAP deferred income taxes of acquired subsidiaries at date of Acquisition	2,261,284	8,364,505
Inflation adjustment (note 2B)	(128,554)	(293,480)
U.S. GAAP adjustment to stockholders' equity	Ps9,366,248	3,561,688

(Thousands of constant Mexican Pesos as of June 30, 2001)

As of June 30, 2000 and 2001 (unaudited), deferred income tax expense amounts to Ps13,132 and Ps390,194, respectively, with a net effect on stockholders' equity under U.S. GAAP of Ps(3,039,886) at June 30, 2001 (unaudited).

Management believes that it is more likely than not that it will generate taxable income sufficient to realize the tax benefit associated with future deductible temporary differences and operating tax loss carryforwards prior to their expiration. If the Company is unable to generate sufficient taxable income in the future through operating results, or alternative tax strategies are no longer viable, a valuation allowance will be required through a charge to expense.

The Company recorded a valuation allowance for the estimated amount of the recoverable tax on assets, which may not be realized due to their expiration during the carryforwards period. Through the continuous evaluation of the effects of tax strategies, among other economic factors, during 2000 the Company increased a net effect on the valuation allowance of approximately Ps412 million.

Effective December 31, 1998, the income tax rate increased from 34% to 35% for temporary differences in Mexico to give effect to the enactment of the new income tax law in Mexico. This resulted in an additional deferred tax expense of Ps274,840 for U.S. GAAP purposes in 1998.

Additionally, as is mentioned in note 14B, beginning in 2000, new Bulletin D-4 requires the determination of deferred income tax through the balance sheet methodology, in a manner similar to U.S. GAAP. Nonetheless, there are certain specific differences in the application of Bulletin D-4 in the Company as compared to the calculation under SFAS 109 that will lead to differences in the reconciliation to U.S. GAAP. These differences arise from i) the recognition of the accumulated initial balance as of January 1, 2000 which is recorded directly to stockholders' equity, therefore does not consider the provisions of APB Opinion 16 for the deferred tax consequences in business combinations made before January 1, 2000, ii) some adjustments to Mexican GAAP recorded in the foreign subsidiaries for consolidation purposes are to be treated as permanent differences, and iii) for Mexican GAAP presentation purposes, deferred tax assets and liabilities should be considered as long-term items.

As of December 31, 2000, a net deferred tax liability under Bulletin D-4 of Ps5,319,432, after considering a deferred income tax liability of acquired subsidiaries during 2000 recognized in Goodwill, has been reversed for purposes of the U.S. GAAP reconciliation of stockholders' equity. In the reconciliation of net income as of December 31, 2000, a deferred tax expense of Ps538,482 arising from Bulletin D-4 was eliminated.

(Thousands of constant Mexican Pesos as of June 30, 2001)

The Company also recorded a deferred liability for U.S. GAAP purposes, related to employees' statutory profit sharing ("ESPS") in Mexico under the asset and liability method at the statutory rate of 10%. The principal effects of temporary differences that give rise to significant portions of the deferred ESPS liabilities at December 31, 1999 and 2000 are presented below:

	December 31,	
	1999	2000
Deferred assets:		
Employee benefits	Ps 47,022	66,990
Trade accounts receivable	12,347	11,506
Other	—	21,360
Gross deferred assets under U.S. GAAP	59,369	99,856
Deferred liabilities:		
Property, plant and equipment	3,029,967	2,797,448
Inventories	143,688	140,208
Other	19,914	62,295
Gross deferred liabilities under U.S. GAAP	3,193,569	2,999,951
Net deferred liabilities under U.S. GAAP	Ps3,134,200	2,900,095

As of June 30, 2000 and 2001 (unaudited), deferred employees' statutory profit sharing expense amounts to Ps137,918 and Ps5,005, respectively, with a net effect on stockholders' equity under U.S. GAAP of Ps(2,844,727) at June 30, 2001 (unaudited).

For purposes of the condensed financial information presented under U.S. GAAP in note 20(p), employees' statutory profit sharing expense, both current and deferred, is deducted in the determination of operating income. For Mexican GAAP presentation, ESPS expense, both current and deferred, is considered as a separate line item equivalent to income tax.

Under new Bulletin D-4, for Mexican GAAP purposes, it is required to determine the effect of deferred ESPS for those temporary differences arising from the reconciliation of the net income of the period and the taxable income for ESPS, of a non-recurring nature. As of December 31, 2000, in the reconciliation of net income to U.S. GAAP, a deferred ESPS expense of Ps44,253, determined under Mexican GAAP, was reversed.

(c) Other Employee Benefits

Vacations

Under Mexican GAAP, vacation expense is recognized when taken rather than during the period the employees earn it. In order to comply with SFAS 43, as of December 31, 1998, 1999, 2000 and as of June 30, 2000 and 2001 (unaudited), the vacation expense recorded for U.S. GAAP purposes was Ps9,707, Ps9,065 and Ps8,330, Ps8,123 and Ps4,415, respectively, with accruals of Ps46,457 and Ps50,745 at December 31, 1999, 2000 and Ps54,200 at June 30, 2001 (unaudited), respectively.

Severance

Before 1997, under Mexican GAAP, post-employment benefit expenses other than pension benefits were recorded when retirement occurred, and the Company did not provide for any severance benefits. Beginning in 1997, in accordance with Mexican GAAP (Circular 50), SFAS 112 is the supplementary accounting standard for

(Thousands of constant Mexican Pesos as of June 30, 2001)

post-employment benefits. As of December 31, 1999, 2000 and June 30, 2001 (unaudited), the Company did not accrue a provision for these benefits for Mexican GAAP due to their insignificance. However, under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires the Company to accrue the cost of certain benefits, including severance, over an employee's service life. As of December 31, 1998, 1999, 2000 and as of June 30, 2000 and 2001 (unaudited), the severance provisions recorded for U.S. GAAP purposes were an expense of Ps44,606, Ps41,656, Ps38,274, Ps37,326 and Ps20,289, respectively, with an accrual of Ps213,472, Ps233,180 and Ps249,054 at December 31, 1999, 2000 and June 30, 2001 (unaudited), respectively. Severance payments relating to any specific event or restructuring are excluded from the SFAS 112 calculation.

Pension and other benefits

The Company accounts for employee pension benefits based on the net present value of the obligations determined by independent actuaries (see notes 2J and 11), in a manner similar to SFAS 87 under U.S. GAAP. Nonetheless, certain differences in assumptions led to minor differences between the amounts recognized under Mexican GAAP and their corresponding equivalents under U.S. GAAP. These discrepancies were eliminated in the actuarial computations of 2000. For purposes of the U.S. GAAP reconciliation of net income, the Company recognized income of Ps61,257 in 1998, expense of Ps28,704 in 1999 and income of Ps4,803 in 2000, and was required to reverse the adjustment, with an additional liability in the balance sheet under U.S. GAAP of Ps5,611 at December 31, 1999.

In addition, as a result of the Company's acquisition of Southdown (see note 6A), a package of employee benefits, including postretirement benefits, was assumed. At December 31, 2000, these benefits are summarized as follows:

1. *Pension*—Southdown has a defined benefit pension plan covering substantially all employees. The benefits are based on years of service and the employee's compensation is integrated with Social Security. External actuaries in accordance with SFAS 87 determine the funded status of the pension plan.
2. *Retirement Savings Plan*—Southdown maintains a retirement savings plan designed to qualify under Sections 401(a) and 401(k) of the U.S. Internal Revenue Code, in which substantially all employees are eligible to participate. Southdown contributes an amount to the savings plan equal to 75% of an employee's contributions, subject to certain limitations. Southdown's matching contributions do not vest until the employee's fifth anniversary with the company. All employee contributions are fully vested when made.
3. *Supplemental Executive Retirement Plan*—Southdown has a non-qualified plan for a group of senior line and staff management personnel. Under this plan, participants will receive an additional monthly retirement benefit, equal to the difference between the Southdown's qualified pension plan and the amount that would be calculated assuming there were no limitations imposed by the U.S. Internal Revenue Code on compensation. The plan is unfunded.
4. *Supplemental Pension Liabilities*—A small number of former employees, directors and retirees of Southdown are eligible for payments under non-qualified pension agreements, for which Southdown accrued the present value of probable future cash outlays during the expected service life of the employee and charged that amount against earnings for financial reporting purposes.
5. *Health Care and Life Insurance Benefits*—Southdown offers health care benefits to active employees and their dependents. Certain retirees under the age of sixty-five and their dependents are also offered health care benefits, which consist primarily of medical and life insurance benefits. However,

(Thousands of constant Mexican Pesos as of June 30, 2001)

Southdown reduces benefit payments for covered retirees sixty-five years of age or older by benefits paid by Medicare.

The benefit obligation at December 31, 2000, and the benefit (income) expense for the two-month period ended December 31, 2000, arising from Southdown's employee benefits mentioned above, are included in the Company's pension plans, seniority premium and other postretirement benefits consolidated information included in note 11.

Southdown's pension plan had a prepaid benefit cost of U.S.$99.6 million at December 31, 2000, with a net periodic benefit income of U.S.$(0.9) million for the two-month period ended December 31, 2000. All other Southdown benefits had an accrued benefit cost of U.S.$40.5 million at December 31, 2000, with a net periodic benefit expense of U.S.$0.6 million for the two-month period ended December 31, 2000.

Most of the Company's health care benefits, including Southdown's, are self-insured and administered on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. The Company also provides life insurance benefits to its active and retired employees. Generally, life insurance benefits for retired employees are reduced over a number of years from the date of retirement to a minimum level.

(d) Marketable Securities

Included in other investments, the Company holds an investment in common stock of a third party company. This investment is recorded at market value based upon its quoted price. Although the Company does not have the intention to sell these shares, this investment has been classified as available-for-sale for purposes of complying with SFAS 115. Unrealized holding gain of Ps346,079 (gain of Ps242,961, after the related deferred income tax effect which has been credited directly to stockholders' equity) for the year ended December 31, 1998, was reclassified from income and included as a component of stockholders' equity for purposes of the Company's reconciliation to U.S. GAAP. Beginning in January 1, 1999, the Company adopted the provisions of SFAS 115 under Mexican GAAP, therefore, no additional reclassification is needed for purposes of the net income reconciliation. See note 20 (x) for recent developments related to this investment after December 31, 2000.

(e) Capitalized Interest

Under Mexican GAAP, the Company is allowed, but not required, to capitalize interest on assets under construction. Mexican GAAP states that the amount of financing cost to be capitalized during the construction period of property, machinery and equipment must be comprehensively measured in order to include properly the effects of inflation. Therefore, the amount capitalized includes: (i) the interest cost of the debt incurred, plus (ii) any foreign currency exchange loss that results from the related debt, and less (iii) the related monetary position result recognized on the debt incurred to finance the construction project. Under U.S. GAAP, interest must be considered an additional cost of constructed assets to be capitalized in property, machinery and equipment and depreciated over the lives of the related assets.

The U.S. GAAP reconciliation removes the foreign currency gain or loss capitalized for Mexican GAAP derived from borrowings denominated in foreign currency.

(Thousands of constant Mexican Pesos as of June 30, 2001)

(f) Minority Interest

Financing Transactions

For purposes of U.S. GAAP presentation, Preferred stock described in note 12F for an amount of U.S.$1,500 million (Ps14,737 million) is presented as a separate component of mezzanine items. Under Mexican GAAP these instruments are presented as part of the minority interest in stockholders' equity. Preferred dividends declared in 2000 of U.S.$17 million are recorded as part of the minority interest in the consolidated statements of income under both Mexican GAAP and U.S. GAAP.

As of December 31, 1999, the Company had U.S.$500 million outstanding under an equity financing transaction involving shares of its Spanish subsidiary. The transferred shares represented 24.8% of the outstanding capital stock of this subsidiary. During the life of the transaction, the Company considered the shares involved as if those were owned by a third party and therefore, recorded a minority interest in the consolidated balance sheet under Mexican GAAP. For U.S. GAAP purposes, this financing transaction was classified as debt in the amount of Ps5,294.8 million at December 31, 1999. This transaction was terminated on August 31, 2000. For Mexican GAAP purposes, the costs related to this transaction were recorded as part of the net financing cost in the income statement. Differences between the amount of minority interest recognized for Mexican GAAP purposes and the amount of debt for U.S. GAAP purposes for this financing transaction were reflected in the reconciliation of stockholders' equity to U.S. GAAP.

The financing transaction mentioned above bore interest at 3 month-LIBOR plus 100 basis points (approximately 7.0% and 8.0% at December 31, 1999 and June 30, 2000 (unaudited), respectively), and had an original maturity schedule of U.S.$125 million of the principal due in June 2000, U.S.$125 million in December 2000, and the remaining U.S.$250 million due in June 2001.

For purposes of U.S. GAAP presentation, Putable Capital Securities described in note 12(F) are presented as a separate component of mezzanine items. Under Mexican GAAP these instruments are presented as part of the minority interest in stockholders' equity. Dividends declared are recorded as part of the minority interest in the consolidated statements of income under both Mexican GAAP and U.S. GAAP.

In December 1995, the Company entered into a financial transaction in which a subsidiary transferred some of its cement assets to a trust, while simultaneously a third party purchased a beneficial interest in the trust for approximately U.S.$123.5 million in exchange for notes issued by the trust. The Company has the right to reacquire these assets on various dates until 2007. As of December 31, 1999, 2000 and June 30, 2001 (unaudited), U.S.$104.6 million (Ps1,107.9 million), U.S.$100.7 million (Ps989.6 million) and $96.3 million (Ps872.2 million), respectively, were outstanding under this transaction. For U.S. GAAP purposes the amount outstanding under this arrangement is treated as debt. Under Mexican GAAP this transaction has been treated as minority interest (see note 12G).

U.S. GAAP adjustments

Under Mexican GAAP the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section in the consolidated balance sheets. According to U.S. GAAP, minority interest is excluded from consolidated stockholders' equity and classified as a separate component between total liabilities and stockholders' equity in the consolidated balance sheets. The U.S. GAAP adjustment to stockholders' equity included herein represents the minority interests in the Company's subsidiaries determined in accordance with U.S. GAAP.

(Thousands of constant Mexican Pesos as of June 30, 2001)

(g) Depreciation

One of the Company's subsidiaries in Colombia records depreciation expense utilizing the sinking fund method. This methodology for depreciation was in place before Cemex acquired the subsidiary in 1997. For Mexican GAAP purposes, the Company has decided to maintain this accounting practice due to tax consequences in Colombia arising from a change in methodology, and the immateriality of the effects in the Company's consolidated results. For U.S. GAAP purposes, depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. As a result of this accounting difference, as of December 31, 1998, 1999, 2000 and as of June 30, 2000 and 2001 (unaudited), an income of Ps61,714 and Ps130,152, an expense of Ps77,661, an income of Ps99,392 and an expense of Ps29,465, respectively, have been adjusted to income in the U.S. GAAP reconciliation.

Additionally, as a result of the application of APB 16 in the acquisition of Rizal, one of the Company's subsidiaries in the Philippines, for U.S. GAAP purposes the Company had reduced the value of its fixed assets by Ps281,694 in 1999, Ps242,746 in 2000 and Ps203,193 in June 30, 2001 (unaudited), net of depreciation, corresponding to the portion of the appraisal value related to the minority owners. The change in the fixed assets' amount for under U.S. GAAP arising from this concept led to a decrease in the depreciation expense under U.S. GAAP of Ps24,392 during 1999, Ps25,633 during 2000, Ps11,171 as of June 30, 2000 (unaudited) and Ps10,563 as of June 30, 2001 (unaudited).

(h) Accruals for Contingencies

For Mexican GAAP purposes, the Company has recorded accruals for certain contingencies that do not meet the accrual criteria of SFAS 5 of U.S. GAAP. Our Spanish subsidiary has recorded a liability for guarantees given to third parties by former subsidiaries and other general accruals. At the balance sheet dates the likelihood of a loss occurring is considered to be possible but not probable. Therefore, the Company does not consider that the criteria of SFAS 5 for accrual were met, and the recorded liabilities were reversed for U.S. GAAP purposes.

In addition, with respect to the contingencies described in note 18B and G, the Company believes that while it is reasonably possible for a loss to occur as a result of these assessments, the likelihood of a loss is not probable. Therefore, the Company does not consider that the criteria of SFAS 5 for accrual were met (see also note 20(v)).

(i) Affiliated Companies

The Company has adjusted its investment and equity in the earnings of affiliated companies for the Company's share of the approximate U.S. GAAP adjustments applicable to these affiliates.

(j) Inflation Adjustment of Machinery and Equipment

On December 2, 1997, the International Practices Task Force of the American Institute of Certified Public Accountants encouraged Mexican companies to restate their fixed assets of foreign origin by applying the inflation rate of each country in which the Company operates, instead of using the methodology included in the fifth amendment to Bulletin B-10, which consists of restating the fixed assets of foreign origin on the basis of the devaluation of the functional currency against the currency of origin and applying a factor of inflation in such foreign country. For purposes of the U.S. GAAP reconciliation, fixed assets of foreign origin were restated using the inflation factor arising from the Consumer Price Index ("CPI") of each country, and depreciation is based upon the revised amounts.

(Thousands of constant Mexican Pesos as of June 30,2001)

(k) Temporary Equity from Forward Contracts

As mentioned in notes 12G and 13A to the financial statements, the Company has entered into forward contracts in connection with its warrant offering transaction. According to EITF 96-13, forward contracts involving the Company's own stock that will be physically settled by delivering cash should be initially measured at fair value and recorded in permanent equity, and an amount equivalent to the cash redemption at the date of reporting, should be reclassified to temporary equity, which is to be considered as a mezzanine item for the balance sheet presentation under U.S. GAAP. As a result, for purposes of reconciliation the Company presents an adjustment to its stockholders 'equity under Mexican GAAP of Ps5,453,266 in 1999, Ps5,508,010 in 2000 and Ps5,540,544 at June 30, 2001 (unaudited), which represents the cash obligation of the Company under the forward contracts at the reporting date. This amount is presented as a mezzanine item for purposes of note 20(p).

In addition, pursuant to the forward contracts, the Company sold to a group of banks in December 1999 21 million ADSs (105 million CPOs)and agreed to repurchase the ADSs at an original specified forward price of approximately U.S.$651 million (approximately Ps5,898 million)in December 2002.For purposes of the reconciliation of net income under U.S. GAAP as of and for the year ended December 31, 2000 and for the six month periods ended June 30, 2000 and 2001 (unaudited), the difference between the original proceeds of the sale and the forward price has been considered as a preferred dividend, in a manner similar to a mandatorily redeemable preferred stock dividend, and has been charged to the comprehensive financing result in the income statement, resulting in an expense of approximately Ps452,008, Ps236,611 and Ps468,329, respectively (Ps381,401, Ps204,202 and Ps390,610, respectively, after the related deferred income tax effect).

(l) Other U.S.GAAP Adjustments

Inventory costs —As permitted by Mexican GAAP, certain inventories are valued under the direct cost system, which includes material, labor and other direct costs. For purposes of complying with U.S. GAAP, inventories have been valued under the full absorption cost method, including all costs and expenses necessary for the manufacturing process. At December 31, 1998 and 1999, the Company recognized income of Ps18,594 and expense of Ps138,669, respectively, in the net income reconciliation to U.S. GAAP. Beginning January 1, 2000, the Company has adopted the full absorption cost method in all its producing facilities; therefore, as of December 31, 2000, the reconciling item arising from this concept has been cancelled, recognizing an expense of Ps64,288 in the net income reconciliation to U.S. GAAP.

Capitalization of costs of computer development Under U.S. GAAP —Statement of Position 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use"*, provides guidance on accounting for the costs of computer software developed or obtained for internal use. SOP 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software and that costs related to the preliminary project stage and the post-implementation/operations stage (as defined in SOP 98-1)in an internal-use computer software development project be expensed as incurred. SOP 98-1 is effective for financial statements issued for fiscal years beginning after December 15, 1998.The estimated average useful lives period to amortize these capitalized costs is between 3 and 5 years. As of December 31, 1998, 1999, 2000 and June 30, 2000 and 2001 (unaudited), the effect of capitalizing this costs in the reconciliation of net income to U.S. GAAP, net of amortization, led to an income of Ps207,005, Ps218,876, Ps116,220, and Ps109,982 and an expense of Ps111,167, respectively, with a cumulative effect of income in the stockholders 'equity reconciliation to U.S. GAAP at December 31, 1999, 2000 and June 30, 2000 and 2001 (unaudited) of Ps547,990, Ps634,407, and Ps478,991, respectively.

(Thousands of constant Mexican Pesos as of June 30, 2001)

Deferred charges—For U.S. GAAP purposes other deferred charges net of accumulated amortization, that did not qualify for deferral under U.S. GAAP had been charged to expense in the year or period incurred for Ps109,068 in 1998, Ps201,165 in 1999, credited to income for Ps125,793 in 2000. The net effect in the stockholders' equity reconciliation to U.S. GAAP is an expense of Ps346,193, Ps194,640 and Ps131,301 at December 31, 1999 and 2000 and June 30, 2001 (unaudited), respectively. Mexican GAAP allowed the deferral of these expenses.

Monetary position result—Monetary position result of the U.S. GAAP adjustments is determined by (i) applying the annual inflation factor to the net monetary position of the U.S. GAAP adjustments at the beginning of the period, plus (ii) the monetary position effect of the adjustments during the period, determined with a weighted average inflation factor for the period.

Reclassifications—Real estate held for sale amounting to Ps147,195 in 1999, Ps91,887 in 2000 and Ps93,340 at June 30, 2001 and non-cement related assets amounting to Ps127,582 in 1999, Ps101,107 in 2000 and Ps206,904 at June 30, 2001, have been reclassified to long-term assets for purposes of U.S. GAAP presentation in note 20(p). These assets are stated at their estimated fair value. Estimated costs to sell these assets are not significant.

(m) Financial Instruments

Derivative Financial Instruments (see notes 2N, 10 and 13) (unaudited)

Effective January 1, 2001, companies reporting under U.S. GAAP adopted SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* ("SFAS 133"), as amended, which establishes that all derivative instruments (including certain derivative instruments embedded in other contracts) should be recognized in the balance sheet as assets or liabilites at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity, then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of a hedge is reported in earnings as it occurs.

Under Mexican GAAP, beginning January 1, 2001, the Company adopted Bulletin C-2 *"Financial Instruments"*. Bulletin C-2 provides that all derivative financial instruments should be recognized in the balance sheet as assets or liabilities at their fair values and changes in fair value should be recognized immediately in earnings, unless such derivative instruments were entered into as a hedge of an underlying hedged item, in which case the results of the derivative instruments should be recognized offsetting the effects generated by the underlying hedged item.

The main difference between SFAS 133 and Bulletin C-2 are the rules for hedge accounting. SFAS 133 is very specific in the rules for qualifying for hedge accounting and is also precise as to which transactions are outside the scope of the document, while under Bulletin C-2, hedge accounting is based solely on the Company's intention and designation. Bulletin C-2 does not provide any guidance for own equity derivative instruments nor for risk management instruments entered into to protect the value of the Company's net investment in foreign subsidiaries; therefore, such contracts are being accounted for in accordance with other U.S. GAAP accounting pronouncements as appropriate.

As of June 30, 2001, the difference in derivative instruments hedge accounting between Mexican and U.S. GAAP, as it relates to the Company, is immaterial and did not result in any material adjustment in the reconciliation of stockholders' equity nor in the reconciliation of net income to U.S. GAAP.

Until December 31, 2000, for Mexican GAAP puposes, the Company had a partial recognition of a portion of its derivative instruments portfolio, based on the economic results that were identified at the balance sheet date. These results were recognized as part of the cost of sales, comprehensive financing result or in stockholders' equity, according to the derivative instruments' hedge designation. The effects of the Company's own equity forward contracts were recognized at settlement as an adjustment to stockholders' equity.

As mentioned in note 2N, 10 and 13, pursuant to its global operating and financing activities and under procedures and controls established by the financial risk management team, the Company has entered into various derivative financial instrument transactions primarily to manage exposure to market risks resulting from changes in interest rates, foreign exchange rates and the price of the Company's common stock.

The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices. The notional amounts of derivative financial instrument agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. As of June 30, 2001, the notional amounts and estimated fair values of the Company's derivative instruments are as follows:

(Thousands of U.S. Dollars)

	At June 30, 2001		
Derivative Instruments	Notional amount	Estimated fair value	Maturity Date
a) Equity forward contracts	1,154,399	142,265	July 2001—May 2003
b) Foreign exchange forward contracts	775,000	27,068	August 2003
c) Interest rate swaps	1,161,000	(29,908)	June 2002—October 2009
d) Cross currency swaps	1,211,832	150,440	June 2003—December 2005
e) Interest rate swap options	1,605,932	(11,780)	December 2001—June 2002
f) Third party equity forwards	98,304	(7,385)	July 2001

As of June 30, 2001, the Company's accounting for each group of its derivative instruments and the effects recognized in the financial statements are as follows:

a) Equity forward contracts (see note 13) are accounted for as equity instruments, in accordance to EITF abstract 00-19 (*"Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock*", and gains and losses are recognized as an adjustment to stockholders' equity upon settlement.

b) Foreign exchange forward contracts (see note 13), entered to protect the value of the Company's net investment in foreign subsidiaries, are accounted for at fair value as assets or liabilities with offset in equity as part of the related foreign currency translation adjustment under Mexican GAAP. As of June 30, 2001, the Company has recorded an asset of approximately U.S.$27.1 million against stockholders' equity. There is no adjustment from these contracts for purposes of the reconciliation of stockholders' equity or the reconciliation of net income to U.S. GAAP.

c) Interest rate swaps (see note 10), for a notional amount of U.S.$711million, were entered as hedges in order to reduce the financial expense on a portion of the Company's fixed debt. Under Mexican GAAP, these contracts are recorded at their estimated fair market value in the balance sheet with an offset in equity, and periodic cash flows on swaps are treated as adjustment of interest expense. As of June 30,

(Thousands of constant Mexican Pesos as of June 30, 2001)

2001, the Company recorded a gain of approximately U.S.$4.9 million in the interest expense from the periodic cash flows on the swaps and a loss of approximately U.S.$20.4 million from the fair value recognition in equity. For purposes of the reconciliation of net income for the six months ended June 30, 2001 to U.S. GAAP, approximately U.S.$20.4 million (Ps192.2 million) were charged to earnings as part of the Comprehensive Financing Result with offset in equity, of which a gain of approximately U.S.$6.3 million (Ps57.9 million) corresponds to the initial effect for the adoption of SFAS 133 and a loss of approximately U.S.$26.6 million (Ps244.5 million) relates to changes in fair value for the six months ended June 30, 2001.

In addition, as of June 30, 2001, there are other interest rate swaps for a notional amount of US$450 million, entered to swap the interest rate of forecasted new debt. Under Mexican GAAP, the fair value recognition of these contracts led to a loss of approximately U.S.$9.5 million, recorded in earnings as part of the Comprehensive Financing Result for the six months ended June 30, 2001. There is no adjustment to U.S. GAAP from these contracts.

d) Cross currency swaps (see note 10), for a notional amount of approximately U.S.$911.8 million at June 30, 2001, were entered as hedges on debt denominated in foreign currencies to reduce the overall interest expense of such debt. Under Mexican GAAP, at June 30, 2001, the Company had recognized a fair value gain from these contracts of approximately U.S.$149.3 million in earnings as part of the Comprehensive Financing Result with an offset in the underlying hedged debt, of which approximately U.S.$98.5 million (Ps905.9 million) correspond to the changes in fair value for the six months ended June 30, 2001, and approximately U.S.$50.8 million (Ps467.2 million), correspond to the fair value recognition in the year 2000, which is included in retained earnings. For purposes of the reconciliation of net income for the six months ended June 30, 2001 to U.S. GAAP, a gain of approximately U.S.$50.8 million (Ps467.2 million) has been reclassified from equity to the accumulated initial effect from the adoption of SFAS 133.

   In addition, other cross currency swaps for a notional amount of U.S.$300 million at June 30, 2001 had been entered to swap interest rate and currency of forecasted new debt. Under Mexican GAAP, for the six months ended June 30, 2001, the fair value recognition led to a gain of approximately U.S.$1.2 million that was recorded in earnings as part of the Comprehensive Financing Result with an offset in the balance sheet.

e) Interest rate swap options (see note 10), for a notional amount of approximately U.S.$1,605.9 million at June 30, 2001 had been entered into as a strategy to swap the interest rate of forecasted new debt, at the counterparties' option, have been recorded at their estimated fair market value in the balance sheet. For the six months ended June 30, 2001, the Company recognized a loss of approximately U.S.$11.8 million in the income statement as part of the Comprehensive Financing Result.

f) For the six months ended June 30, 2001, third party equity forward contracts (see note 13) had an estimated fair market value loss of approximately U.S.$7.4 million, which was recorded in the income statement as part of the Comprehensive Financing Result under Mexican GAAP. There is no adjustment under U.S. GAAP.

Fair Value of Financial Instruments

The carrying amount of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses and short-term debt, approximates fair value because of the short-term maturity of these financial assets and liabilities.

(Thousands of constant Mexican Pesos as of June 30, 2001)

Marketable securities and long-term investments are accounted for at fair value, which is based on quoted market prices for these or similar instruments.

The carrying value of the Company's long-term debt and the related fair value based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities (or determined by discounting future cash flows using borrowing rates currently available to the Company) at December 31, 2000 is summarized as follows:

	Carrying Amount	Estimated Fair value
Bank loans	Ps11,949,211	11,936,555
Notes payable	17,346,725	17,631,898

As discussed in notes 2D and 12E, the Company has designated certain debt as hedges of its investment in foreign subsidiaries and, for Mexican GAAP purposes, records foreign exchange fluctuations on such debt in equity. For purposes of the U.S. GAAP net income reconciliation, expense of Ps3,472,366 in 1998, Ps1,861,088 in 1999, Ps1,435,323 in 2000 and Ps1,221,246 and an income of Ps687,846 as of June 30, 2000 and 2001, respectively, was recognized as foreign exchange losses since the related debt does not meet the conditions set forth in SFAS 52 for hedge accounting purposes, given that the currencies involved do not move *in tandem*.

Concentration of Credit Risk

The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration within the countries in which the Company operates. No single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer at December 31, 1999, 2000 and June 30, 2001. The Company performs evaluations of its customers' credit histories and establishes an allowance for doubtful accounts based upon the credit risk of specific customers and historical trends. In addition, there is no concentration of suppliers for the purchases of raw materials.

(Thousands of constant Mexican Pesos as of June 30, 2001)

(n) Stock Option Programs

As described in note 12B, pursuant to the Company's Stock Option Plan to which eligible officers and key employees are entitled to participate in, the Company's Boards of Directors may grant stock options for up to 216,300,000 shares (72,100,000 CPOs) of authorized but unissued Series "A" and "B" common stock. Stock option activity during the periods is indicated in note 12B.

The Company applies APB Opinion No. 25 ("APB 25") in accounting for its Plan under U.S. GAAP. According to APB 25, the Company's Plan fulfills the type of a compensatory for services plan, where the price required from the employee at the measurement date is materially equal to the quoted market price of the stock; therefore, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, using the Black-Scholes pricing model, the Company's net income would have been reduced to the pro forma amounts indicated below:

	1998	1999	2000
Net income, as reported (Mexican GAAP)	Ps7,887,146	9,163,422	9,304,851
Net income, proforma	7,637,028	8,973,798	9,115,952
Basic earnings per share, as reported	2.08	2.43	2.26
Basic earnings per share, proforma	Ps 2.01	2.38	2.21

* See note 2A.

The assumptions for the Black-Scholes model were:

	1998	1999	2000
Expected dividend yield	2%	2%	2%
Volatility	30%	30%	30%
Risk free interest rate	22%	15%	12.5%
Tenure	10 years	10 years	10 years

(o) Supplemental Cash Flow Information Under U.S. GAAP

The Company presents a consolidated statement of changes in financial position under Mexican GAAP in accordance with Bulletin B-12, which identifies the sources and uses of resources determined based upon the differences between beginning and ending financial statements balances in constant pesos. It also requires monetary position result and unrealized foreign exchange gain and loss to be treated as cash items in the determination of resources provided by operations. U.S. GAAP requires a statement of cash flow presenting only cash movements and excluding non-cash items. SFAS 95 does not provide any specific guidance with respect to inflation-adjusted financial statements.

The classifications of cash flows under Mexican GAAP and U.S. GAAP are basically the same, in respect to the transactions presented under each caption. The nature of the differences between Mexican GAAP and U.S. GAAP in the amounts reported is mainly due to (i) the elimination of inflationary effects of monetary assets and liabilities from financing and investing activities variations, against the corresponding monetary position result in operating activities, (ii) the elimination of exchange rate fluctuations from financing and investing activities

(Thousands of constant Mexican Pesos as of June 30, 2001)

variations, against the corresponding unrealized foreign exchange gain or loss included in operating activities, and (iii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments.

The following table summarizes the cash flow items as required under SFAS 95 provided by (used in) operating, financing and investing activities for the years ended December 31, 1998, 1999, 2000 and of June 30, 2001, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by Bulletin B-10 and Bulletin B-15. The following information is presented on a historical peso basis and is not presented in pesos of constant purchasing power.

			1998	1999	2000
	Years Ended December 31,			(Unaudited) Six Months Ended June 30,	
	1998	1999	2000	2000	2001
Net cash provided by operating activities	Ps11,779,184	10,275,197	9,651,375	5,438,583	8,095,875
Net cash provided by (used in) financing activities	(2,821,576)	148,447	19,136,615	(3,572,379)	(1,592,845)
Net cash used in investing activities	(8,027,317)	(10,351,043)	(26,767,096)	(2,911,897)	(5,716,201)

Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

	Years Ended December 31,			(Unaudited) Six Months Ended June 30,	
	1998	1999	2000	2000	2001
Interest paid	Ps3,652,444	3,291,193	4,491,268	2,277,346	2,069,294
Income taxes paid	321,372	431,144	1,106,300	551,629	326,160

Non-cash activities are comprised of the following:

- Acquisition of property and equipment through capital leases amounted to Ps24,150 in 1998, Ps159,480 in 1999 and Ps749,835 in 2000.
- Liabilities assumed through the acquisition of businesses (see note 6) was Ps498,834 in 1998, Ps4,147,318 in 1999 and Ps5,984,602 in 2000.

(Thousands of constant Mexican Pesos as of June 30, 2001)

(p) Condensed Financial Statements under U.S. GAAP

The following table presents consolidated condensed balance sheets at December 31, 1999 and 2000 and at June 30, 2001 (unaudited) and statements of income for the years ended December 31, 1998, 1999 and 2000 and for the six months ended June 30, 2001 (unaudited) of the Company as prepared under U.S. GAAP. This summarized financial information includes all differences described in this footnote as well as certain other reclassifications required for purposes of U.S. GAAP:

	At December 31,		(Unaudited) At June 30,
	1999	2000	2001
Balance sheets			
Current assets	Ps 18,925,698	19,266,199	22,916,386
Investments and non-current assets	8,070,391	8,378,922	6,964,459
Property, machinery and equipment	81,645,183	95,959,708	90,729,710
Deferred charges	25,462,317	37,096,246	35,782,354
Total assets	134,103,589	160,701,075	156,392,909
Current liabilities	25,101,560	38,958,701	31,234,829
Long-term debt	37,649,930	27,561,179	33,057,108
Other non-current liabilities	17,172,028	22,258,995	21,953,210
Total liabilities	79,923,518	88,778,875	86,245,147
Mezzanine items:			
Putable capital securities (see note 12F)	2,647,402	2,456,227	2,265,000
Temporary equity	5,453,266	5,508,010	5,540,545
Preferred equity (see note 12F)	—	14,737,359	9,694,200
Minority interest	6,771,262	6,600,639	6,526,426
Total mezzanine items	14,871,930	29,302,235	24,026,171
Stockholders' equity	39,308,141	42,619,965	46,121,591
Total liabilities and stockholders' equity	Ps134,103,589	160,701,075	156,392,909

	As of December 31,			(Unaudited) Six Months Ended June 30,	
	1998	1999	2000	2000	2001
Statements of income					
Net sales	Ps52,729,166	50,446,141	54,614,773	27,548,218	30,792,701
Gross profit	21,663,118	20,653,935	23,199,634	11,949,401	13,170,500
Operating income	11,812,061	11,184,016	13,293,096	7,172,130	6,043,839
Comprehensive financial income (cost)	(3,284,841)	(321,104)	(2,592,702)	(1,745,181)	2,128,571
Other expenses, net	561,806	(679,207)	(405,916)	(284,549)	(154,323)
Income tax (including deferred)	(2,752,588)	(4,236,627)	(1,656,234)	(1,053,794)	(1,361,926)
Equity in income of affiliates	325,419	454,224	351,223	195,551	147,894
Consolidated net income	6,661,857	6,401,302	8,989,470	4,284,157	6,804,055
Minority interest net income	404,379	430,212	507,336	162,842	774,995
Majority interest net income	Ps 6,257,478	5,971,090	8,482,134	4,121,315	6,029,060

(Thousands of constant Mexican Pesos as of June 30, 2001)

For purposes of the consolidated condensed financial statements, the December 31, 1998, 1999 and 2000 and June 30, 2000 figures were restated to constant pesos at June 30, 2001 using the Mexican inflation rate, in order to comply with current requirements of Regulation S-X.

(q) Restatement to Constant Pesos of Prior Years

The following table presents summarized financial information under Mexican GAAP of the consolidated statements of income for the years ended December 31, 1998, 1999 and 2000 and for the six months ended June 30, 2000, in Mexican pesos of equivalent constant purchasing power of June 30, 2001 using the Mexican inflation rate:

	1998	1999	2000	(Unaudited) Six Months Ended June 30, 2000
Sales	Ps53,430,869	Ps 51,126,252	Ps 55,224,052	Ps27,875,851
Gross profit	22,537,461	22,641,116	24,365,519	12,459,861
Operating income	14,583,446	15,211,913	16,248,733	8,437,395
Majority interest net income	9,945,763	10,299,028	9,818,208	5,033,097
Current assets		18,090,666	19,697,250	
Non-current assets		107,547,456	135,136,981	
Current liabilities		19,339,283	38,516,011	
Non-current liabilities		38,158,551	41,170,199	
Majority interest stockholders' equity		54,876,283	51,590,877	
Minority interest stockholders' equity		13,264,005	23,557,144	

(r) Environmental Costs

Environmental expenditures related to current operations are expensed or capitalized, as appropriate. Remediation costs related to an existing condition caused by past operations are accrued when it is probable that these costs will be incurred and can be reasonably estimated. The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. Prior to its acquisition in 1989, one subsidiary of the Company in the United States employed the use of underground storage tanks in their operations. Subsequently, the use of those tanks resulted in environmental remediation liabilities for several of the subsidiary's plant sites. Pursuant to a 1996 settlement agreement with the former owners, the subsidiary is responsible for 10% of remediation costs at one of the plant sites and 100% of remediation costs for the remaining sites.

As of December 31, 1999 and 2000, the subsidiary had accrued its best estimate of its obligation with respect to the sites of approximately Ps7.7 million in 1999 and Ps6.7 million in 2000, which are included in accrued liabilities.

In May 1999, several companies filed a civil liability suit against two of our Colombian subsidiaries, alleging that these subsidiaries were responsible for deterioration in the rice producing capacity of certain land of the plaintiffs, caused by pollution emanating from our cement plants located in Ibagué, Colombia. The plaintiffs

(Thousands of constant Mexican Pesos as of June 30, 2001)

have asked for relief in the amount of U.S.$12.6 million. This proceeding has not yet reached the evidentiary stage, since both parties have appealed the court's evidentiary decree. Upon resolution of the appeals, the evidentiary stage will begin. We estimate that this proceeding will continue for approximately six years before final resolution. For accounting purposes under both Mexican and U.S. GAAP, the Company believes that the accrual criteria have not been met in connection with this civil action.

In addition to the contingencies disclosed in note 18G, the Company is not currently facing other situation as those described above which might result in the recognition of an environmental remediation liability.

(s) Supplemental Debt Information

Classification of Short-term debt Expected to be Refinanced—In accordance with U.S. GAAP, and for purposes of the condensed information of note 20(p), at December 31, 1999, U.S.$226 million (Ps2,268 million) of debt was reclassified from long-term debt to short-term.

(t) Impairment of Long Lived Assets

In accordance with the provisions of SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell (see note 7).

For Mexican GAAP purposes the impairment provisions are reported in other income and expense. For purposes of note 20(p), these provisions are reported as a component of operating income.

(u) Business combinations

As mentioned in note 6, during November 2000, the Company acquired a majority equity interest in Southdown. For purposes of disclosure under U.S. GAAP according to APB 16, companies must provide on a pro forma basis, the effects of certain information as if consolidating the acquired companies since the beginning of the reported period. Therefore, for purposes of compliance with APB 16 disclosure requirement, the Company is providing pro forma selected income statement amounts for the consolidation of Southdown, as if it had been consolidated for the full year 2000.

(Thousands of constant Mexican Pesos as of June 30, 2001)

The approximated amounts are as follows:

	As of December 31, 1999				
	Cemex as Reported	Southdown Year-end 1999 as Reported(2)	Southdown Year end 1999 Pro forma adjustments(3)	Inflation Adjustments	Cemex Pro forma
Net sales	Ps45,488,895	13,467,863	—	5,637,358	64,594,116
Operating income	13,534,595	3,465,979	(588,781)	1,677,318	18,089,111
Majority interest net income (loss)	9,163,422	2,259,822	(3,027,568)	1,135,607	9,531,283
Basic earnings per share	Ps 2.43				2.53
Diluted earnings per share	Ps 2.42				2.52

	As of December 31, 2000				
	Cemex as Reported(1)	Southdown Ten-Months as Reported(2)	Southdown Ten-Months Proforma adjustments(3)	Inflation Adjustments	Cemex Pro forma
Net sales	Ps52,336,591	10,957,718	—	2,887,461	66,181,770
Operating income	15,399,147	2,777,501	(455,221)	849,586	18,571,013
Majority interest net income (loss)	9,304,851	1,233,026	(2,405,465)	513,358	8,645,770
Basic earnings per share	Ps 2.26				2.10
Diluted earnings per share	Ps 2.25				2.09

1) Includes Southdown results of operations for the two-month period ended December 31, 2000 (see note 6A).
2) Southdown year ended December 31, 1999 and ten-month period ended October 31, 2000, respectively, as reported in Southdown's annual audited financial statements.
3) For purposes of the pro forma information presented in the tables above, "Southdown year ended 1999 pro forma adjustments" and "Southdown ten-months pro forma adjustments" columns, reflect the acquisition of Southdown for the year ended December 31, 1999 and the ten months ended, October 31, 2000, as if occurred at the beginning of such periods. The summary of adjustments is as foilows:
   3.1) The anticipated interest expense of U.S.$106.2 million in 1999 and U.S.$88.5 million in 2000, resulting from the U.S.$1,328 million debt financing assumed by CENA in connection with Southdown acquisition, which was determined with a weighted average interest rate of 8%, representative of the borrowing conditions.
   3.2) The estimated amortization expense of U.S.$64.7 million in 1999 and U.S.$53.8 million in 2000, arising from the U.S.$1,161.9 million goodwill recorded in the acquisition, resulting from the allocation of the net purchase price of U.S.$2,720.3 million, including adjusting assets and liabilities to fair value at the date of the acquisition. The purchase price includes approximately U.S.$2,628.3 million to acquire 100% of the outstanding shares of common stock and approximately U.S.$48 million to liquidate stock options of Southdown, while the remainder relates primarily to change of control payments, investment banking fees and other transaction costs.
   3.3) The additional estimated depreciation expense of U.S.$55.6 million in 1999 and U.S.$46.3 million in 2000, resulting from the revaluation of property, plant and equipment.
   3.4) The income tax benefit at the statutory rate of U.S.$56.6 million in 1999 and U.S.$47.2 million in 2000, resulting from the additional depreciation and interest expense.
   3.5) The anticipated preferred dividends of U.S.$116.0 million in 1999 and U.S.$103.3 million in 2000, resulting from U.S.$1.5 billion preferred equity financing transaction used by CEMEX for the acquisition (see note 12F).

(Thousands of constant Mexican Pesos as of June 30, 2001)

(v) Guaranteed debt

In June 2000, the Company concluded the issuance of up to U.S.$200 million aggregate principal amount of 9.625% Exchange Notes due 2009 in a registered public offering in the United States of America in exchange for U.S.$200 million aggregate principal amount of its outstanding 9.625% Notes due 2009. The Exchange Notes are fully and unconditionally guaranteed, on a joint and several basis, as to payment of principal and interest by two of the Company's Mexican subsidiaries: CEMEX México, S.A. de C.V. (formerly, TOLMEX, S.A. de C.V.), and Empresas Tolteca de México, S.A. de C.V. (formerly, CEMEX Control, S.A. de C.V.). These two companies, together with their subsidiaries, account for substantially all the revenues and operating income of the Company's Mexican operations.

During 1999, through a series of mergers, the cement and ready-mix concrete operations of the Company in Mexico were integrated into CEMEX México, S.A. de C.V. ("CEMEX Mexico"). Prior to these mergers, Tolmex, S.A. de C.V., Serto Construcciones, S.A. de C.V., Cemento Portland Nacional, S.A. de C.V., Cementos Mexicanos, S.A. de C.V. and CEMEX Control, S.A. de C.V. were the guarantors of part of the indebtedness of the Company (the "Guarantors"). Concurrent with this merging process, the legal name of CEMEX Control, S.A. de C.V. was changed to Empresas Tolteca de México, S.A. de C.V. (this subsidiary was not part of the merging process described above).

As mentioned in note 10, as of December 31, 1999 and 2000, indebtedness of the Company in an aggregate amount of U.S.$2,090 million and U.S.$1,770 million, respectively, is fully and unconditionally guaranteed, on a joint and several basis, by CEMEX Mexico and Empresas Tolteca de México, S.A. de C.V. ("ETM"). The Company's indebtedness guaranteed by these two subsidiaries did not increase as a result of the exchange offer described above.

As of December 31, 2000, the Company owned a 99.9% equity interest in CEMEX Mexico, including a 2.5% equity interest held by a Mexican trust in connection with an equity financing transaction due in 2007 (see note 12G), and CEMEX Mexico owned a 99.9% equity interest in ETM. The current "General Law of Commercial Corporations" in Mexico prescribes a minimum participation of two shareholders on the equity of a Mexican corporation; therefore, no single company or person can own 100% equity interest of another entity.

For purposes of the accompanying condensed consolidated balance sheets, income statements and statements of changes in financial position under Mexican GAAP, the first column, "CEMEX," corresponds to the parent company issuer, which has no material operations other than its investments in subsidiaries and affiliated companies. The second column, "Combined Guarantors", represents the combined amounts of CEMEX Mexico and ETM, after adjustments and eliminations relating to their consolidation. As mentioned above, the Guarantors represent substantially all the Company's Mexican operations. The third column, "Combined non-guarantors", represents the amounts of the international subsidiaries of the Company, CEMEX Mexico and ETM non-Guarantor subsidiaries, and other immaterial Mexican non-guarantor subsidiaries of the Company. The fourth column, "Adjustments and eliminations", includes all the amounts resulting from consolidation of the Company, the Guarantors and the non-guarantor subsidiaries, as well as the corresponding constant pesos adjustment as of June 30, 2001, for the periods ended December 31, 1998 and 1999 described below. The fifth column, "CEMEX Consolidated", represents the Company's consolidated amounts as reported in the audited consolidated financial statements. Additionally, all the amounts presented under the line item "Investments in affiliates" for both the balance sheet and the income statement are accounted for by the equity method.

The accompanying condensed consolidating financial information as of December 31, 1998 and for the year ended December 31, 1998, reflects the total combined equity of the Guarantors and related transactions as if the mergers described in the previous paragraphs had been completed on January 1, 1997, as a reorganization of

(Thousands of constant Mexican Pesos as of June 30, 2001)

entities under common control (similar to pooling of interest). All significant related parties balances and transactions between the Guarantors and the merged entities have been eliminated in the "Combined Guarantors" column. Such information is presented in Mexican GAAP, and net income and stockholders' equity have also been reconciled to US GAAP.

As mentioned in note 2B, according to Mexican GAAP Bulletin B-15, the financial statements of those entities with foreign consolidated subsidiaries should be presented in constant pesos as of the latest balance sheet presented, considering the inflation of each country in which the entity operates, as well as the changes in the exchange rate between the functional currency of each country vis-à-vis the reporting currency (in this case, the Mexican Peso). As a result of the aforementioned, for comparability purposes the condensed financial information of CEMEX, the "Combined Guarantors" and the "Combined non-guarantors" amounts have been adjusted to reflect constant pesos as of June 30, 2001, using the Mexican inflation index arising from the NCPI. Therefore, the corresponding inflation adjustment derived from the application of Bulletin B-15 in the consolidated amounts is presented within the "Adjustments and eliminations" column.

Pursuant to the acquisition of Centro Distribudor de Cemento, S.A. de C.V., the parent company of substantially all of the international operations of CEMEX, by CEMEX Mexico in January 2001 (see note 2C), the acquisition made by CEMEX Mexico from CEMEX is presented as a reorganization of entities under common control (similar to pooling of interest). (unaudited)

The information is as follows:

Condensed consolidating balance sheets:

1999	CEMEX	Combined Guarantors	Combined non-guarantors	Adjustments and Eliminations	CEMEX Consolidated
Current assets	Ps 835,498	10,043,119	18,253,589	(13,036,279)	16,095,927
Investment in affiliates	43,442,919	5,480,876	4,682,989	(47,814,669)	5,792,115
Other non-current assets	25,135,805	548,038	1,435,795	(25,494,087)	1,625,551
Property, machinery and equipment	1,582,356	27,392,583	44,328,627	(8,087,681)	65,215,885
Deferred charges	4,771,754	5,419,296	17,781,347	(4,917,046)	23,055,351
Total assets	75,768,332	48,883,912	86,482,347	(99,349,762)	111,784,829
Current liabilities	10,019,542	4,025,567	16,091,276	(12,929,519)	17,206,866
Long-term debt	16,900,222	314,745	17,513,544	(3,254,410)	31,474,101
Other non-current liabilities	23,133	26,329,079	1,868,150	(25,743,406)	2,476,956
Total liabilities	26,942,897	30,669,391	35,472,970	(41,927,335)	51,157,923
Majority interest stockholders' equity	48,825,435	18,214,521	39,128,140	(57,342,661)	48,825,435
Minority interest	—	—	11,881,237	(79,766)	11,801,471
Stockholders' equity under Mexican GAAP	48,825,435	18,214,521	51,009,377	(57,422,427)	60,626,906
Total liabilities and stockholders' equity	Ps75,768,332	48,883,912	86,482,347	(99,349,762)	111,784,829

(Thousands of constant Mexican Pesos as of June 30, 2001)

2000	CEMEX	Combined Guarantors	Combined non-guarantors	Adjustments and Eliminations	CEMEX Consolidated
Current assets	Ps 6,488,828	5,429,925	22,827,632	(16,079,031)	18,667,354
Investment in affiliates	47,253,722	7,251,730	5,933,454	(55,477,018)	4,961,888
Other non-current assets	19,505,473	3,925,183	8,194,123	(28,978,375)	2,646,404
Property, machinery and equipment	1,577,885	25,345,837	61,009,855	(3,815,173)	84,118,404
Deferred charges	5,243,582	5,392,550	30,724,195	(5,015,855)	36,344,472
Total assets	80,069,490	47,345,225	128,689,259	(109,365,452)	146,738,522
Current liabilities	12,209,323	6,405,006	29,066,753	(11,178,930)	36,502,152
Long-term debt	18,913,879	248,207	11,040,089	(4,977,424)	25,224,751
Other non-current liabilities	52,907	28,205,554	11,453,444	(25,919,095)	13,792,810
Total liabilities	31,176,109	34,858,767	51,560,286	(42,075,449)	75,519,713
Majority interest stockholders' equity	48,893,381	12,486,458	53,833,447	(66,319,905)	48,893,381
Minority interest	—	—	23,295,526	(970,098)	22,325,428
Stockholders' equity under Mexican GAAP	48,893,381	12,486,458	77,128,973	(67,290,003)	71,218,809
Total liabilities and stockholders' equity	Ps80,069,490	47,345,225	128,689,259	(109,365,452)	146,738,522

June 30, 2001	CEMEX	Combined Guarantors	Combined non-guarantors	Adjustments and Eliminations	CEMEX Consolidated
Current assets	Ps16,389,718	9,907,145	35,742,777	(38,620,998)	23,418,642
Investment in affiliates	13,252,961	57,390,495	5,617,276	(71,381,232)	4,879,500
Other non-current assets	53,051,922	1,186,157	3,599,058	(56,035,305)	1,801,832
Property, machinery and equipment	1,544,061	24,209,988	56,492,309	151,608	82,397,966
Deferred charges	5,859,744	5,286,899	28,770,273	(2,597,294)	37,319,622
Total assets	90,098,406	97,980,684	130,221,693	(168,483,221)	149,817,562
Current liabilities	19,279,476	17,335,071	19,666,811	(25,653,948)	30,627,410
Long-term debt	13,220,388	227,716	—	18,788,421	32,236,525
Other non-current liabilities	3,976,209	64,183,330	27,267,373	(80,348,729)	15,078,183
Total liabilities	36,476,073	81,746,117	46,934,184	(87,214,256)	77,942,118
Majority interest stockholders' equity	53,622,333	16,234,567	61,586,362	(77,820,929)	53,622,333
Minority interest	—		21,701,147	(3,448,036)	18,253,111
Stockholders' equity under Mexican GAAP	53,622,333	16,234,567	83,287,509	(81,268,965)	71,875,444
Total liabilities and stockholders' equity	Ps90,098,406	97,980,684	130,221,693	(168,483,221)	149,817,562

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 1998, 1999 and 2000 and June 30, 2001 (unaudited)
(Thousands of constant Mexican Pesos as of June 30, 2001)

Condensed consolidating income statements:

1998	CEMEX	Combined Guarantors	Combined non-guarantors	Adjustments and eliminations	CEMEX Consolidated
Sales	Ps —	21,281,676	32,826,960	(11,737,118)	42,371,518
Operating income	(129,578)	9,119,989	4,902,101	(2,327,610)	11,564,902
Comprehensive financing result	(632,399)	(538,859)	143,005	(269,788)	(1,298,041)
Other income (expense), net	815,213	(1,411,668)	116,103	(1,013,470)	(1,493,822)
Income tax	1,960,889	(2,227,840)	(769,885)	384,580	(652,256)
Equity in income of affiliates	5,873,021	87,380	(465,738)	(5,340,774)	153,889
Consolidated net income	7,887,146	5,029,002	3,925,586	(8,567,062)	8,274,672
Minority interest	—	—	422,320	(34,794)	387,526
Majority net income	Ps7,887,146	5,029,002	3,503,266	(8,532,268)	7,887,146

1999	CEMEX	Combined Guarantors	Combined non-guarantors	Adjustments and eliminations	CEMEX Consolidated
Sales	Ps —	21,441,599	33,830,576	(9,783,280)	45,488,895
Operating income	(119,062)	9,830,335	5,647,092	(1,823,770)	13,534,595
Comprehensive financing result	953,039	5,344,645	2,795,830	(9,366,080)	(272,566)
Other income (expense), net	899,288	(4,067,389)	(1,328,160)	1,699,272	(2,796,989)
Income tax	72,162	(520,367)	(713,114)	156,302	(1,005,017)
Equity in income of affiliates	7,357,995	541,668	(282,701)	(7,382,560)	234,402
Consolidated net income	9,163,422	11,128,892	6,118,947	(16,716,836)	9,694,425
Minority interest	—	—	369,931	161,072	531,003
Majority net income	Ps9,163,422	11,128,892	5,749,016	(16,877,908)	9,163,422

2000	CEMEX	Combined Guarantors	Combined non-guarantors	Adjustments and eliminations	CEMEX Consolidated
Sales	Ps —	21,756,680	39,429,845	(8,849,934)	52,336,591
Operating income	(93,563)	5,849,690	5,832,668	3,810,352	15,399,147
Comprehensive financing result	101,617	(1,617,152)	(2,884,822)	2,781,971	(1,618,386)
Other income (expense), net	2,971,936	(806,861)	(817,347)	(3,529,218)	(2,181,490)
Income tax	870,155	(123,646)	(2,427,392)	(123,167)	(1,804,050)
Equity in income of affiliates	5,454,706	(226,624)	95,768	(5,088,332)	235,518
Consolidated net income	9,304,851	3,075,407	(201,125)	(2,148,394)	10,030,739
Minority interest	—	—	(702,908)	1,428,796	725,888
Majority net income	Ps9,304,851	3,075,407	501,783	(3,577,190)	9,304,851

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 1998, 1999 and 2000 and June 30, 2001 (unaudited)
(Thousands of constant Mexican Pesos as of June 30, 2001)

June 30, 2000	CEMEX	Combined Guarantors	Combined non-guarantors	Adjustments and eliminations	CEMEX Consolidated
Sales	Ps —	10,977,769	19,055,642	(4,860,451)	25,172,960
Operating income	(33,490)	5,487,850	3,354,817	(1,189,886)	7,619,291
Comprehensive financing result	351,401	(1,354,330)	(279,912)	426,238	(856,603)
Other income (expense), net	370,558	(1,741,515)	(263,006)	685,066	(948,897)
Income tax	—	(322,136)	(728,024)	(69,946)	(1,120,106)
Equity in income of affiliates	3,856,610	(144,501)	(86,918)	(3,534,581	90,610
Consolidated net income	4,545,079	1,925,368	1,996,957	(3,683,109)	4,784,295
Minority interest	—	—	—	239,216	239,216
Majority net income	Ps 4,545,079	1,925,368	1,996,957	(3,922,325)	4,545,079

June 30, 2001	CEMEX	Combined Guarantors	Combined non-guarantors	Adjustments and eliminations	CEMEX Consolidated
Sales	Ps —	10,193,432	24,094,561	(3,214,511)	31,073,482
Operating income	(38,424)	3,817,450	2,127,604	1,860,967	7,767,597
Comprehensive financing result	(1,445,783)	2,909,032	3,149,507	(2,721,857)	1,890,899
Other income (expense), net	112,940	(423,575)	20,972	(1,113,426)	(1,403,089)
Income tax	—	(1,314,866)	(804,372)	1,058,134	(1,061,104)
Equity in income of affiliates	7,621,989	768,078	11,542	(8,315,617)	85,992
Consolidated net income	6,250,722	5,756,119	4,505,253	(9,231,799)	7,280,295
Minority interest	—	—	(719,803)	1,749,376	1,029,573
Majority net income	Ps 6,250,722	5,756,119	5,225,056	(10,981,175)	6,250,722

(Thousands of constant Mexican Pesos as of June 30, 2001)

Condensed consolidating statements of changes in financial position:

1998	CEMEX	Combined Guarantors	Combined Non-guarantors	Adjustments and Eliminations	CEMEX Consolidated
Operating activities:					
Majority net income	Ps 7,887,146	5,029,002	3,503,266	(8,532,268)	7,887,146
Non-cash items	(6,209,145)	1,498,512	3,374,442	5,723,182	4,386,991
Resources provided by operating activities	1,678,001	6,527,514	6,877,708	(2,809,086)	12,274,137
Net change in working capital	(1,759,909)	(1,335,902)	(1,051,465)	3,826,920	(320,356)
Resources provided by operating activities, net	(81,908)	5,191,612	5,826,243	1,017,834	11,953,781
Financing activities:					
Bank loans and notes payable, net	(4,501,568)	(1,244,474)	845,892	1,014,252	(3,885,898)
Dividends paid	(1,629,198)	(3,237,213)	—	3,237,213	(1,629,198)
Issuance (repurchase) of common stock	1,512,290	—	—	—	1,512,290
Others	(130,654)	999,282	733,403	(2,011,632)	(409,601)
Resources used in financing activities	(4,749,130)	(3,482,405)	1,579,295	2,239,833	(4,412,407)
Investing activities:					
Property, machinery and equipment, net	—	(543,202)	(510,271)	218,053	(835,420)
Acquisitions, net of cash acquired	6,679,112	—	(3,142,495)	(6,028,663)	(2,492,046)
Dividends received	—	—	—	—	—
Minority interest	—	—	(1,071,403)	221,764	(849,639)
Deferred charges	(409,098)	(513,177)	518,674	363,558	(40,043)
Others	(1,219,087)	—	(3,589,636)	1,649,069	(3,159,654)
Resources used in investing activities	5,050,927	(1,056,379)	(7,795,131)	(3,576,219)	(7,376,802)
Change in cash and temporary investments	219,889	652,828	(389,593)	(318,552)	164,572
Cash and temporary investments initial balance	12,704	634,549	3,911,160	(728,419)	3,829,994
Cash and temporary investments ending balance	Ps 232,593	1,287,377	3,521,567	(1,046,971)	3,994,566

(Thousands of constant Mexican Pesos as of June 30, 2001)

Condensed consolidating statements of changes in financial position:

1999	CEMEX	Combined Guarantors	Combined Non-guarantors	Adjustments and Eliminations	CEMEX Consolidated
Operating activities:					
Majority net income	Ps 9,163,422	11,128,892	5,749,016	(16,877,908)	9,163,422
Non-cash items	(7,791,815)	1,981,193	(4,927,150)	16,033,816	5,296,044
Resources provided by operating activities	1,371,607	13,110,085	821,866	(844,092)	14,459,466
Net change in working capital	(7,406,366)	12,345,621	1,834,191	(6,707,991)	65,455
Resources provided by operating activities, net	(6,034,759)	25,455,706	2,656,057	(7,552,083)	14,524,921
Financing activities:					
Bank loans and notes payable, net	(7,430,452)	(2,245,345)	1,664,813	883,318	(7,127,666)
Dividends paid	(1,869,841)	(12,967,758)	—	12,967,758	(1,869,841)
Issuance (repurchase) of common stock	2,226,631	—	—	—	2,226,631
Others	7,506	(7,037,565)	1,235,559	7,283,894	1,489,394
Resources used in financing activities	(7,066,156)	(22,250,668)	2,900,372	21,134,970	(5,281,482)
Investing activities:					
Property, machinery and equipment, net	—	(425,467)	(2,389,873)	310,429	(2,504,911)
Acquisitions, net of cash acquired	25,746,354	—	(6,692,611)	(28,363,978)	(9,310,235)
Dividends received	13,496,734	—	(528,976)	(12,967,758)	—
Minority interest	—	—	(1,541,623)	169,985	(1,371,638)
Deferred charges	(2,407,196)	446,617	832,005	261,772	(866,802)
Others	(23,906,483)	(2,174,464)	3,926,373	26,045,413	3,890,839
Resources used in investing activities	12,929,409	(2,153,314)	(6,394,705)	(14,544,137)	(10,162,747)
Change in cash and temporary investments	(171,506)	1,051,724	(838,276)	(961,250)	(919,308)
Cash and temporary investments initial balance	232,593	1,287,377	3,521,567	(1,046,971)	3,994,566
Cash and temporary investments ending balance	Ps 61,087	2,339,101	2,683,291	(2,008,221)	3,075,258

(Thousands of constant Mexican Pesos as of June 30, 2001)

Condensed consolidating statements of changes in financial position:

2000	CEMEX	Combined Guarantors	Combined Non-guarantors	Adjustments and Eliminations	CEMEX Consolidated
Operating activities:					
Majority net income	Ps 9,304,851	3,075,407	501,783	(3,577,190)	9,304,851
Non-cash items	(6,387,539)	721,570	7,249,509	4,278,270	5,861,810
Resources provided by operating activities	2,917,312	3,796,977	7,751,292	701,080	15,166,661
Net change in working capital	(8,252,939)	4,142,667	5,570,751	(467,818)	992,661
Resources provided by operating activities, net	(5,335,627)	7,939,644	13,322,043	233,262	16,159,322
Financing activities:					
Bank loans and notes payable, net	1,948,770	(720,275)	9,954,781	(1,305,766)	9,877,510
Dividends paid	(2,137,194)	—	(473,219)	473,219	(2,137,194)
Issuance (repurchase) of common stock	1,957,607	—	—	—	1,957,607
Issuance of preferred stock by subsidiaries	—	—	—	14,089,217	14,089,217
Others	(28,766)	(760,814)	14,423,794	(17,829,212)	(4,194,998)
Resources used in financing activities	1,740,417	(1,481,089)	23,905,356	(4,572,542)	19,592,142
Investing activities:					
Property, machinery and equipment, net	—	(484,042)	(2,060,206)	133,029	(2,411,219)
Acquisitions, net of cash acquired	(8,265,033)	(3,715,703)	(16,963,598)	4,666,176	(24,278,158)
Dividends received	473,219	—	—	(473,219)	—
Minority interest	—	—	(5,205,892)	272,197	(4,933,695)
Deferred charges	889,415	(152,136)	(1,018,393)	14,699	(266,415)
Others	10,492,462	(2,754,383)	(12,155,952)	349,227	(4,068,646)
Resources used in investing activities	3,590,063	(7,106,264)	(37,404,041)	4,962,109	(35,958,133)
Change in cash and temporary investments	(5,147)	(647,709)	(176,642)	622,829	(206,669)
Cash and temporary investments initial balance	61,087	2,339,101	2,683,291	(2,008,221)	3,075,258
Cash and temporary investments ending balance	Ps 55,940	1,691,392	2,506,649	(1,385,392)	2,868,589

(Thousands of constant Mexican Pesos as of June 30, 2001)

Condensed consolidating statements of changes in financial position:

Six Months Ended June 30, 2001	CEMEX	Combined Guarantors	Combined Non-guarantors	Adjustments and Eliminations	CEMEX Consolidated
Operating activities:					
Majority net income	Ps 4,545,079	1,925,368	1,996,957	(3,922,325)	4,545,079
Non-cash items	(4,056,415)	664,679	1,888,454	3,955,433	2,452,151
Resources provided by operating activities	488,664	2,590,047	3,885,411	33,108	6,997,230
Net change in working capital	(2,133,042)	2,246,617	82,826	(640,287)	(443,886)
Resources provided by operating activities, net	(1,644,378)	4,836,664	3,968,237	(607,179)	6,553,344
Financing activities:					
Bank loans and notes payable, net	(2,189,913)	(687,569)	54,214	(872,837)	(3,696,105)
Dividends paid	(2,192,804)	—	(470,988)	470,988	(2,192,804)
Issuance (repurchase) of common stock	1,951,388	—	—	—	1,951,388
Issuance of preferred stock by subsidiaries	—	—	—	—	—
Others	(302)	(3,528,689)	4,663,828	(72,957)	1,061,880
Resources used in financing activities	(2,431,631)	(4,216,258)	4,247,054	(474,806)	(2,875,641)
Investing activities:					
Property, machinery and equipment, net	—	(235,069)	6,278	22,184	(206,607)
Acquisitions, net of cash acquired	(148,497)	—	(567,982)	203,570	(512,909)
Dividends received	470,988	—	—	(470,988)	—
Minority interest	—	—	(43,616)	4,229	(39,387)
Deferred charges	(154,756)	(474,954)	396,411	452,776	219,477
Others	3,658,429	(203,003)	(7,765,546)	1,272,660	(3,037,460)
Resources used in investing activities	3,826,164	(913,026)	(7,974,455)	1,484,431	(3,576,886)
Change in cash and temporary investments	(249,845)	(292,620)	240,836	402,446	100,817
Cash and temporary investments initial balance	61,087	2,339,101	2,683,291	(2,008,221)	3,075,258
Cash and temporary investments ending balance	Ps (188,758)	2,046,481	2,924,127	(1,605,775)	3,176,075

(Thousands of constant Mexican Pesos as of June 30, 2001)

Condensed consolidating statements of changes in financial position:

Six Months Ended June 30, 2001	CEMEX	Combined Guarantors	Combined Non-guarantors	Adjustments and Eliminations	CEMEX Consolidated
Operating activities:					
Majority net income	Ps 6,250,722	5,756,119	5,225,056	(10,981,175)	6,250,722
Non-cash items	(7,677,569)	719,546	2,563,584	9,182,255	4,787,816
Resources provided by operating activities	(1,426,847)	6,475,665	7,788,640	(1,798,920)	11,038,538
Net change in working capital	(308,869)	7,530,074	(7,043,382)	(1,172,584)	(994,761)
Resources provided by operating activities, net	(1,735,716)	14,005,739	745,258	(2,971,504)	10,043,777
Financing activities:					
Bank loans and notes payable, net	5,790,296	1,260,159	(7,238,130)	—	(187,675)
Dividends paid	(2,729,956)	—	—	—	(2,729,956)
Issuance (repurchase) of common stock	51,981	—	—	—	51,981
Issuance of preferred stock by subsidiaries	—	—	—	—	—
Others	(36,127,457)	—	4,435,769	32,851,999	1,160,311
Resources used in financing activities	(33,015,136)	1,260,159	(2,802,361)	32,851,999	(1,705,339)
Investing activities:					
Property, machinery and equipment, net	(747,213)	(12,374)	(1,439,275)	—	(2,198,862)
Acquisitions, net of cash acquired	35,116,459	(50,080,944)	14,569,655	—	(394,830)
Dividends received	—	—	—	—	—
Minority interest	—	—	(21,003)	—	(21,003)
Deferred charges	—	(260,448)	(1,943,082)	—	(2,203,530)
Others	386,753	36,242,891	(5,876,626)	(31,940,412)	(1,187,394)
Resources used in investing activities	34,755,999	(14,110,875)	5,289,669	(31,940,412)	(6,005,619)
Change in cash and temporary investments	5,147	1,155,023	3,232,566	(2,059,917)	2,332,819
Cash and temporary investments initial balance	55,940	1,691,392	2,506,649	(1,385,392)	2,868,589
Cash and temporary investments ending balance	Ps 61,087	2,846,415	5,739,215	(3,445,309)	5,201,408

In addition to the information presented above, the tables below present consolidating balance sheets as of December 31, 1999 and 2000 and as of June 30, 2000, and income statements and statements of changes in financial position for each year of the three-year period ended December 31, 2000 and for the six months ended June 30, 2000 and 2001 for the Guarantors. Such information presents in separate columns each individual Guarantor on a Parent Company only basis, consolidation adjustments and eliminations, and the combined Guarantors. All significant Related parties balances and transactions between the Guarantors and the merged entities have been eliminated in the "Combined Guarantors" column.

The amounts presented in the column "Combined Guarantors" are readily comparable with the information on the Guarantors included in the condensed consolidating financial information. As previously described, amounts presented under the line item "Investments in affiliates" for both the balance sheets and income statements, include the net investment in affiliates accounted for by the equity method. In addition, the Guarantors' reconciliation of net income and stockholders' equity to U.S. GAAP are presented below:

(Thousands of constant Mexican Pesos as of June 30, 2001)

Guarantors' Combined Balance Sheets
Year Ended December 31, 1999

	Guarantors (Parent Company Only)			
	CEMEX Mexico	ETM	Adjustments and eliminations	Combined Guarantors
ASSETS				
Current Assets				
Cash and temporary investments	Ps 696,511	1,642,590	—	2,339,101
Trade accounts receivable, net	1,525,053	—	—	1,525,053
Other receivables and other current assets	817,218	98,386	—	915,604
Related parties receivables	3,314,855	7,604,432	(7,588,163)	3,331,124
Inventories	1,932,237	—	—	1,932,237
Total current assets	8,285,874	9,345,408	(7,588,163)	10,043,119
Other Investments				
Investments in subsidiaries and affiliates	18,919,906	17,663,084	(31,102,114)	5,480,876
Long-term Related parties receivables	—	476,481	(476,481)	—
Other investments	—	548,038	—	548,038
Total other investments	18,919,906	18,687,603	(31,578,595)	6,028,914
Property, Plant and Equipment				
Property, plant and equipment	57,282,586	—	—	57,282,586
Accumulated depreciation	(29,890,003)	—	—	(29,890,003)
Total property, plant and equipment	27,392,583	—	—	27,392,583
Deferred Charges	1,667,324	3,751,972	—	5,419,296
Total Assets	Ps 56,265,687	31,784,983	(39,166,758)	48,883,912
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Bank loans and notes payable	Ps 660,285	—	—	660,285
Current maturities of long-term debt	27,846	—	—	27,846
Trade accounts payable	770,132	—	—	770,132
Other accounts payable and accrued expenses	680,186	131,636	—	811,822
Related parties payables	9,634,586	551,232	(8,430,336)	1,755,482
Total current liabilities	11,773,035	682,868	(8,430,336)	4,025,567
Long-Term Debt				
Notes payable	342,591	—	—	342,591
Current maturities of long-term debt	(27,846)	—	—	27,846)
Total long-term debt	314,745	—	—	314,745
Other Noncurrent Liabilities				
Pension and seniority premium	41,622	—	—	41,622
Deferred income taxes	1,161,589	—	—	1,161,589
Long-term Related parties payables	25,602,350	—	(476,482)	25,125,868
Other noncurrent liabilities	—	—	—	—
Total other noncurrent liabilities	26,805,561	—	(476,482)	26,329,079
Total Liabilities	38,893,341	682,868	(8,906,818)	30,669,391
Stockholders' Equity				
Stockholders' equity	7,076,427	26,643,720	(26,634,518)	7,085,629
Net income	10,295,919	4,458,395	(3,625,422)	11,128,892
Total stockholders' equity	17,372,346	31,102,115	(30,259,940)	18,214,521
Total Liabilities and Stockholders' Equity	Ps 56,265,687	31,784,983	(39,166,758)	48,883,912

(Thousands of constant Mexican Pesos as of June 30, 2001)

Guarantors' Combined Balance Sheets
Year Ended December 31, 2000

	Guarantors (Parent Company Only)			
	CEMEX Mexico	ETM	Adjustments and eliminations	Combined Guarantors
ASSETS				
Current Assets				
Cash and temporary investments	Ps 465,218	1,226,174	—	1,691,392
Trade accounts receivable, net	1,351,395	—	—	1,351,395
Other receivables and other current assets	336,792	46,083	(52,896)	329,979
Related parties receivables	389,941	7,686,762	(7,686,489)	390,214
Inventories	1,666,945	—	—	1,666,945
Total current assets	4,210,291	8,959,019	(7,739,385)	5,429,925
Other Investments				
Investments in subsidiaries and affiliates	29,497,507	14,600,104	(36,845,881)	7,251,730
Long-term related parties receivables	—	7,467,379	(4,849,132)	2,618,247
Other investments	—	1,306,936	—	1,306,936
Total other investments	29,497,507	23,374,419	(41,695,013)	11,176,913
Property, Plant and Equipment				
Property, plant and equipment	53,703,989	—	—	53,703,989
Accumulated depreciation	(28,358,152)	—	—	(28,358,152)
Total property, plant and equipment	25,345,837	—	—	25,345,837
Deferred Charges	1,665,947	4,617,498	(890,895)	5,392,550
Total Assets	Ps 60,719,582	36,950,936	(50,325,293)	47,345,225
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Bank loans and notes payable	Ps 26,073	—	—	26,073
Current maturities of long-term debt	4,817	—	—	4,817
Trade accounts payable	550,448	—	—	550,448
Other accounts payable and accrued expenses	483,704	104,967	(52,896)	535,775
Related parties payables	12,974,293	89	(7,686,489)	5,287,893
Total current liabilities	14,039,335	105,056	(7,739,385)	6,405,006
Long-Term Debt				
Notes payable	253,024	—	—	253,024
Current maturities of long-term debt	(4,817)	—	—	(4,817)
Total long-term debt	248,207	—	—	248,207
Other Noncurrent Liabilities				
Pension and seniority premium	271,092	—	—	271,092
Deferred income taxes	6,903,517	—	(890,895)	6,012,622
Long-term related parties payables	26,770,972	—	(4,849,132)	21,921,840
Total other noncurrent liabilities	33,945,581	—	(5,740,027)	28,205,554
Total Liabilities	48,233,123	105,056	(13,479,412)	34,858,767
Stockholders' Equity				
Stockholders' equity	9,411,052	36,968,199	(36,968,200)	9,411,051
Net income	3,075,407	(122,319)	122,319	3,075,407
Total stockholders' equity	12,486,459	36,845,880	(36,845,881)	12,486,458
Total Liabilities and Stockholders' Equity	Ps 60,719,582	36,950,936	(50,325,293)	47,345,225

(Thousands of constant Mexican Pesos as of June 30, 2001)

Guarantors' Combined Balance Sheets
June 30, 2001

	Guarantors (Parent Company Only)			
	CEMEX Mexico	ETM	Adjustments and eliminations	Combined Guarantors
ASSETS				
Current Assets				
Cash and temporary investments	Ps 1,061,231	1,785,184	—	2,846,415
Trade accounts receivable, net	1,553,211	—	—	1,553,211
Other receivables and other current assets	416,413	53,737	—	470,150
Related parties receivables	2,948,715	11,706,963	(11,088,029)	3,567,649
Inventories	1,469,720	—	—	1,469,720
Total current assets	7,449,290	13,545,884	(11,088,029)	9,907,145
Other Investments				
Investments in subsidiaries and affiliates	80,025,156	14,486,247	(37,120,908)	57,390,495
Long-term related parties receivables	—	3,624,000	(3,624,000)	—
Other investments	—	1,186,157	—	1,186,157
Total other investments	80,025,156	19,296,404	(40,744,908)	58,576,652
Property, Plant and Equipment				
Property, plant and equipment	51,774,489	—	—	51,774,489
Accumulated depreciation	(27,564,501)	—	—	(27,564,501)
Total property, plant and equipment	24,209,988	—	—	24,209,988
Deferred Charges	1,588,472	4,377,553	(679,126)	5,286,899
Total Assets	Ps113,272,906	37,219,841	(52,512,063)	97,980,684
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Bank loans and notes payable	Ps —	—	—	—
Current maturities of long-term debt	4,603	—	—	4,603
Trade accounts payable	532,833	—	—	532,833
Other accounts payable and accrued expenses	703,743	98,867	—	802,610
Related parties payables	27,082,988	66	(11,088,029)	15,995,025
Total current liabilities	28,324,167	98,933	(11,088,029)	17,335,071
Long-Term Debt				
Notes payable	232,319	—	—	232,319
Current maturities of long-term debt	(4,603)	—	—	(4,603)
Total long-term debt	227,716	—	—	227,716
Other Noncurrent Liabilities				
Pension and seniority premium	166,452	—	—	166,452
Deferred income taxes	7,963,362	—	(679,126)	7,284,236
Long-term related parties payables	60,356,642	—	(3,624,000)	56,732,642
Total other noncurrent liabilities	68,486,456	—	(4,303,126)	64,183,330
Total Liabilities	97,038,339	98,933	(15,391,155)	81,746,117
Stockholders' Equity				
Stockholders' equity	10,478,448	36,303,781	(36,303,781)	10,478,448
Net income	5,756,119	817,127	(817,127)	5,756,119
Total stockholders' equity	16,234,567	37,120,908	(37,120,908)	16,234,567
Total Liabilities and Stockholders' Equity	Ps113,272,906	37,219,841	(52,512,063)	97,980,684

(Thousands of constant Mexican Pesos as of June 30, 2001)

Guarantors' Combined Income Statements

Year Ended December 31, 1998

	Guarantors (Parent Company Only)			
	CEMEX Mexico	ETM	Adjustments and eliminations	Combined Guarantors
Net sales	Ps 21,281,676	—	—	21,281,676
Cost of sales	(10,028,066)	—	(25,696)	(10,053,762)
Gross profit	11,253,610	—	(25,696)	11,227,914
Operating expenses:				
Administrative	(1,251,516)	(3,494)	(2,937)	(1,257,947)
Selling	(834,378)	—	(15,600)	(849,978)
Total operating expenses	(2,085,894)	(3,494)	(18,537)	(2,107,925)
Operating income	9,167,716	(3,494)	(44,233)	9,119,989
Comprehensive financing income (cost):				
Financial expenses	(2,924,662)	(93,835)	1,136,547	(1,881,950)
Financial income	4,455,684	1,145,590	(1,136,908)	4,464,366
Foreign exchange result, net	(7,368,251)	358,106	—	(7,010,145)
Monetary position result	4,827,459	(938,589)	—	3,888,870
Net comprehensive financing income (cost)	(1,009,770)	471,272	(361)	(538,859)
Other income (expense), net	(3,525,340)	4,360,176	(2,246,504)	(1,411,668)
Income before income taxes, business assets tax, employees' statutory profit sharing and equity in income of affiliates	4,632,606	4,827,954	(2,291,098)	7,169,462
Income tax and business assets tax, net	(1,757,721)	(575,469)	181,802	(2,151,388)
Employees' statutory profit sharing	(76,452)	—	—	(76,452)
Total income tax, business assets tax and employees' statutory profit sharing	(1,834,173)	(575,469)	181,802	(2,227,840)
Income before equity in income of affiliates	2,798,433	4,252,485	(2,109,296)	4,941,622
Equity in income of affiliates	(78,520)	415,086	(249,186)	87,380
Net income	Ps 2,719,913	4,667,571	(2,358,482)	5,029,002

(Thousands of constant Mexican Pesos as of June 30, 2001)

Guarantors Combined Income Statements

Year Ended December 31, 1999

	Guarantors (Parent Company Only)			
	CEMEX Mexico	ETM	Adjustment and eliminations	Combined Guarantors
Net sales	Ps21,441,599	—	—	21,441,599
Cost of sales	(9,297,493)	—	—	(9,297,493)
Gross profit	12,144,106	—	—	12,144,106
Operating expenses:				
Administrative	(1,578,327)	(680)	(2,938)	(1,581,945)
Selling	(731,826)	—	—	(731,826)
Total operating expenses	(2,310,153)	(680)	(2,938)	(2,313,771)
Operating income	9,833,953	(680)	(2,938)	9,830,335
Comprehensive financing income (cost):				
Financial expenses	(2,611,181)	(23,198)	1,695,065	(939,314)
Financial income	2,478,111	1,858,729	(1,695,065)	2,641,775
Foreign exchange result, net	850,034	6,437	—	856,471
Monetary position result	3,838,431	(1,052,718)	—	2,785,713
Net comprehensive financing income (cost)	4,555,395	789,250	—	5,344,645
Other income (expense), net	(3,920,309)	415,110	(562,190)	(4,067,389)
Income before income taxes, business assets tax, employees' statutory profit sharing and equity in income of affiliates	10,469,039	1,203,680	(565,128)	11,107,591
Income tax and business assets tax, net	(336,092)	(50,264)	—	(386,356)
Employees' statutory profit sharing	(134,011)	—	—	(134,011)
Total income tax, business assets tax and employees' statutory profit sharing	(470,103)	(50,264)	—	(520,367)
Income before equity in income of affiliates	9,998,936	1,153,416	(565,128)	10,587,224
Equity in income of affiliates	296,983	3,304,979	(3,060,294)	541,668
Net income	Ps10,295,919	4,458,395	(3,625,422)	11,128,892

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 1998, 1999 and 2000 and June 30, 2001 (unaudited)
(Thousands of constant Mexican Pesos as of June 30, 2001)

Guarantors' Combined Income Statements

Year Ended December 31, 2000

	Guarantors (Parent Company Only)			
	CEMEX Mexico	ETM	Adjustments and eliminations	Combined Guarantors
Net sales	Ps21,756,680	—	—	21,756,680
Cost of sales	(9,508,965)	—	—	(9,508,965)
Gross profit	12,247,715	—	—	12,247,715
Operating expenses:				
Administrative	(3,743,757)	(623)	—	(3,744,380)
Selling	(2,653,645)	—	—	(2,653,645)
Total operating expenses	(6,397,402)	(623)	—	(6,398,025)
Operating income	5,850,313	(623)	—	5,849,690
Comprehensive financing income (cost):				
Financial expenses	(4,560,985)	(26,811)	1,113,570	(3,474,226)
Financial income	396,466	855,542	(1,113,570)	138,438
Foreign exchange result, net	(476,571)	222,437	—	(254,134)
Monetary position result	3,164,366	(1,191,596)	—	1,972,770
Net comprehensive financing income (cost)	(1,476,724)	(140,428)	—	(1,617,152)
Other income (expense), net	(894,394)	87,533	—	(806,861)
Income before income taxes, business assets tax, employees' statutory profit sharing and equity in income of affiliates	3,479,195	(53,518)	—	3,425,677
Income tax and business assets tax, net	65,961	(43,315)	—	22,646
Employees' statutory profit sharing	(146,292)	—	—	(146,292)
Total income tax, business assets tax and employees' statutory profit sharing	(80,331)	(43,315)	—	(123,646)
Income before equity in income of affiliates	3,398,864	(96,833)	—	3,302,031
Equity in income of affiliates	(323,457)	(25,486)	122,319	(226,624)
Net income	Ps 3,075,407	(122,319)	122,319	3,075,407

(Thousands of constant Mexican Pesos as of June 30, 2001)

Guarantors' Combined Income Statements

Six Months Ended June 30, 2000

	Guarantors (Parent Company Only)			
	CEMEX Mexico	ETM	Adjustments and eliminations	Combined Guarantors
Net sales	Ps10,977,769	—	—	10,977,769
Cost of sales	(4,691,306)	—	—	(4,691,306)
Gross profit	6,286,463	—	—	6,286,463
Operating expenses:				
Administrative	(517,976)	(143)	—	(518,119)
Selling	(280,494)	—	—	(280,494)
Total operating expenses	(798,470)	(143)	—	(798,613)
Operating income	5,487,993	(143)	—	5,487,850
Comprehensive financing income (cost):				
Financial expenses	(1,901,937)	(339,451)	541,623	(1,699,765)
Financial income	187,187	644,235	(541,623)	289,799
Foreign exchange result, net	(977,356)	104,564	—	(872,792)
Monetary position result	1,353,947	(425,519)	—	928,428
Net comprehensive financing income (cost)	(1,338,159)	(16,171)	—	(1,354,330)
Other income (expense), net	(1,958,575)	217,060	—	(1,741,515)
Income before income taxes, business assets tax, employees' statutory profit sharing and equity in income of affiliates	2,191,259	200,746	—	2,392,005
Income tax and business assets tax, net	(123,138)	(112,219)	—	(235,357)
Employees' statutory profit sharing	(86,779)	—		(86,779)
Total income tax, business assets tax and employees' statutory profit sharing	(209,917)	(112,219)	—	(322,136)
Income before equity in income of affiliates	1,981,342	88,527	—	2,069,869
Equity in income of affiliates	(55,972)	(64,899)	(23,630)	(144,501)
Net income	Ps 1,925,370	23,628	(23,630)	1,925,368

(Thousands of constant Mexican Pesos as of June 30, 2001)

Guarantors' Combined Income Statements

Six Months Ended June 30, 2001

	Guarantors (Parent Company Only)			
	CEMEX Mexico	ETM	Adjustments and eliminations	Combined Guarantors
Net sales	Ps10,193,432	—	—	10,193,432
Cost of sales	(3,429,200)	—	—	(3,429,200)
Gross profit	6,764,232	—	—	6,764,232
Operating expenses:				
Administrative	(896,659)	(1,128)	—	(897,787)
Selling	(2,048,995)	—	—	(2,048,995)
Total operating expenses	(2,945,654)	(1,128)	—	(2,946,782)
Operating income	3,818,578	(1,128)	—	3,817,450
Comprehensive financing income (cost):				
Financial expenses	(3,331,886)	(10,738)	472,438	(2,870,186)
Financial income	242,012	1,431,411	(472,438)	1,200,985
Foreign exchange result, net	3,913,160	(420,640)	—	3,492,520
Monetary position result	1,478,551	(392,838)	—	1,085,713
Net comprehensive financing income (cost)	2,301,837	607,195	—	2,909,032
Other income (expense), net	(417,016)	(6,559)	—	(423,575)
Income before income taxes, business assets tax, employees' statutory profit sharing and equity in income of affiliates	5,703,399	599,508	—	6,302,907
Income tax and business assets tax, net	(1,058,408)	(195,947)	—	(1,254,355)
Employees' statutory profit sharing	(60,511)	—	—	(60,511)
Total income tax, business assets tax and employees' statutory profit sharing	(1,118,919)	(195,947)	—	(1,314,866)
Income before equity in income of affiliates	4,584,480	403,561	—	4,988,041
Equity in income of affiliates	1,171,639	413,566	(817,127)	768,078
Net income	Ps 5,756,119	817,127	(817,127)	5,756,119

(Thousands of constant Mexican Pesos as of June 30, 2001)

Guarantors' Combined Statements of Changes in Financial Position

Year Ended December 31, 1998

	Guarantors (Parent Company Only)			
	CEMEX Mexico	ETM	Adjustments and eliminations	Combined Guarantors
Operating activities				
Net income	Ps2,719,913	4,667,571	(2,358,482)	5,029,002
Charges to operations which did not require resources	1,645,590	395,762)	248,684	1,498,512
Resources provided by operating activities	4,365,503	4,271,809	(2,109,798)	6,527,514
'Changes in working capital:				
Trade accounts receivable, net	(173,191)	—	—	(173,191)
Other receivables and other current assets	(1,105,800)	138,145	(54,752)	(1,022,407)
Related parties receivables and payables, net	4,704,437	(4,539,859)	(125,510)	39,068
Inventories	88,097	—	(108,030)	(19,933)
Trade accounts payable	28,570	236,558	(236,561)	28,567
Other accounts payable and accrued expenses	(382,259)	—	194,253	(188,006)
Net change in working capital	3,159,854	(4,165,156)	(330,600)	(1,335,902)
Net resources provided by operating activities	7,525,357	106,653	(2,440,398)	5,191,612
Financing activities				
Bank loans and notes payable, net	(1,244,474)	—	—	(1,244,474)
Dividends	(3,237,213)	—	—	(3,237,213)
Long-term related parties receivables and payables, net	937,487	115,455	2,264	1,055,206
Other noncurrent assets and liabilities, net	(55,925)	271,771	(271,770)	(55,924)
Resources used in financing activities	(3,600,125)	387,226	(269,506)	(3,482,405)
Investing activities				
Property, plant and equipment, net	(543,202)	—	—	(543,202)
Investments in subsidiaries and affiliates	(2,587,755)	(122,149)	2,709,904	—
Deferred charges	(513,177)	—	—	(513,177)
Other investments	—	—	—	—
Resources used in investing activities	(3,644,134)	(122,149)	2,709,904	(1,056,379)
Change in cash and temporary investments	281,098	371,730	—	652,828
Cash and temporary investments initial balance	582,550	51,999	—	634,549
Cash and temporary investments ending balance	Ps 863,648	423,729	—	1,287,377

(Thousands of constant Mexican Pesos as of June 30, 2001)

Guarantors' Combined Statements of Changes in Financial Position

Year Ended December 31, 1999

	Guarantors (Parent Company Only)			
	CEMEX Mexico	ETM	Adjustments and eliminations	Combined Guarantors
Operating activities				
Net income	Ps10,295,919	4,458,394	(3,625,421)	11,128,892
Charges to operations which did not require resources	1,194,097	1,988,689	(1,201,593)	1,981,193
Resources provided by operating activities	11,490,016	6,447,083	(4,827,014)	13,110,085
Changes in working capital:				
Trade accounts receivable, net	3,505	—	—	3,505
Other receivables and other current assets	714,464	(95,591)	(86,411)	532,462
Related parties receivables and payables, net	11,237,282	186,771	943,919	12,367,972
Inventories	(699,427)	—	—	(699,427)
Trade accounts payable	253,247	—	—	253,247
Other accounts payable and accrued expenses	(185,558)	(54,649)	128,069	(112,138)
Net change in working capital	11,323,513	36,531	985,577	12,345,621
Net resources provided by operating activities	22,813,529	6,483,614	(3,841,437)	25,455,706
Financing activities				
Bank loans and notes payable, net	(1,697,308)	—	(548,037)	(2,245,345)
Dividends	(13,208,485)	(5,429,270)	5,669,997	(12,967,758)
Long-term related parties receivables and payables, net	(6,855,970)	158,352	(2,262)	(6,699,880)
Other noncurrent assets and liabilities, net	(337,685)	(548,038)	548,038	(337,685)
Resources used in financing activities	(22,099,448)	(5,818,956)	5,667,736	(22,250,668)
Investing activities				
Property, plant and equipment, net	(425,467)	—	—	(425,467)
Investments in subsidiaries and affiliates	(352,190)	609,597	(2,431,871)	(2,174,464)
Deferred charges	(103,561)	—	550,178	446,617
Other investments	—	(55,394)	55,394	—
Resources used in investing activities	(881,218)	554,203	(1,826,299)	(2,153,314)
Change in cash and temporary investments	(167,137)	1,218,861	—	1,051,724
Cash and temporary investments initial balance	863,648	423,729	—	1,287,377
Cash and temporary investments ending balance	Ps 696,511	1,642,590	—	2,339,101

(Thousands of constant Mexican Pesos as of June 30, 2001)

Guarantors' Combined Statements of Changes in Financial Position

Year Ended December 31, 2000

	Guarantors (Parent Company Only)			
	CEMEX Mexico	ETM	Adjustments and eliminations	Combined Guarantors
Operating activities				
Net income	Ps 3,075,407	(122,319)	122,319	3,075,407
Charges to operations which did not require resources	1,702,312	(14,510)	(966,232)	721,570
Resources provided by operating activities	4,777,719	(136,829)	(843,913)	3,796,977
Changes in working capital:				
Trade accounts receivable, net	168,328	—	—	168,328
Other receivables and other current assets	477,571	51,960	52,897	582,428
Related parties receivables and payables, net	3,741,044	(658,123)	—	3,082,921
Inventories	739,001	—	—	739,001
Trade accounts payable	(216,991)	—	—	(216,991)
Other accounts payable and accrued expenses	(139,803)	(20,320)	(52,897)	(213,020)
Net change in working capital	4,769,150	(626,483)	—	4,142,667
Net resources provided by operating activities	9,546,869	(763,312)	(843,913)	7,939,644
Financing activities				
Bank loans and notes payable, net	(720,275)	—	—	(720,275)
Issuance of common stock	—	8,061,330	(8,061,330)	—
Long-term related parties receivables and payables, net	4,480,157	—	(4,480,157)	—
Other noncurrent assets and liabilities, net	—	(760,814)	—	(760,814)
Resources used in financing activities	3,759,882	7,300,516	(12,541,487)	(1,481,089)
Investing activities				
Property, plant and equipment, net	(484,042)	—	—	(484,042)
Investments in subsidiaries and affiliates	(12,666,251)	45,305	8,905,243	(3,715,703)
Deferred charges	(152,136)	—	—	(152,136)
Other investments	(235,615)	(6,998,925)	4,480,157	(2,754,383)
Resources used in investing activities	(13,538,044)	(6,953,620)	13,385,400	(7,106,264)
Change in cash and temporary investments	(231,293)	(416,416)	—	(647,709)
Cash and temporary investments initial balance	696,511	1,642,590	—	2,339,101
Cash and temporary investments ending balance	Ps 465,218	1,226,174	—	1,691,392

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 1998, 1999 and 2000 and June 30, 2001 (unaudited)
(Thousands of constant Mexican Pesos as of June 30, 2001)

Guarantors' Combined Statements of Changes in Financial Position

Six Months Ended June 30, 2000

	Guarantors (Parent Company Only)			
	CEMEX Mexico	ETM	Adjustments and eliminations	Combined Guarantors
Operating activities				
Net income	Ps 1,925,370	23,628	(23,630)	1,925,368
Charges to operations which did not require resources	1,331,778	76,063	(743,162)	664,679
Resources provided by operating activities	3,257,148	99,691	(766,792)	2,590,047
Changes in working capital:				
Trade accounts receivable, net	138,725	—	8,713	147,438
Other receivables and other current assets	440,778	3,419	5,231	449,428
Related parties receivables and payables, net	1,743,939	(850,220)	846,564	1,740,283
Inventories	(44,874)	—	11,040	(33,834)
Trade accounts payable	165,543	—	(4,400)	161,143
Other accounts payable and accrued expenses	(153,299)	(59,904)	(4,638)	(217,841)
Net change in working capital	2,290,812	(906,705)	862,510	2,246,617
Net resources provided by operating activities	5,547,960	(807,014)	95,718	4,836,664
Financing activities				
Bank loans and notes payable, net	(681,840)	—	(5,729)	(687,569)
Issuance of common stock	—	—	—	—
Long-term related parties receivables and payables, net	(102,471)	(3,262,375)	(143,555)	(3,508,401)
Other noncurrent assets and liabilities, net	(20,050)	4,205,028	(4,205,266)	(20,288)
Resources used in financing activities	(804,361)	942,653	(4,354,550)	(4,216,258)
Investing activities				
Property, plant and equipment, net	(391,574)	—	156,505	(235,069)
Investments in subsidiaries and affiliates	(4,187,231)	143,432	4,054,864	11,065
Deferred charges	(505,917)	—	30,963	(474,954)
Other investments	(3,819)	(226,749)	16,500	(214,068)
Resources used in investing activities	(5,088,541)	(83,317)	4,258,832	(913,026)
Change in cash and temporary investments	(344,942)	52,322	—	(292,620)
Cash and temporary investments initial balance	696,511	1,642,590	—	2,339,101
Cash and temporary investments ending balance	Ps 351,569	1,694,912	—	2,046,481

(Thousands of constant Mexican Pesos as of June 30, 2001)

Guarantors' Combined Statements of Changes in Financial Position

Six Months Ended June 30, 2001

	Guarantors (Parent Company Only)			
	CEMEX Mexico	ETM	Adjustments and eliminations	Combined Guarantors
Operating activities				
Net income	Ps 5,756,119	817,127	(817,127)	5,756,119
Charges to operations which did not require resources	267,831	239,945	211,770	719,546
Resources provided by operating activities	6,023,950	1,057,072	(605,357)	6,475,665
Changes in working capital:				
Trade accounts receivable, net	(201,816)	—	—	(201,816)
Other receivables and other current assets	(79,621)	(7,653)	(52,896)	(140,170)
Related parties receivables and payables, net	11,549,921	(4,020,223)	—	7,529,698
Inventories	93,054	—	—	93,054
Trade accounts payable	(17,615)	—	—	(17,615)
Other accounts payable and accrued expenses	220,125	(6,098)	52,896	266,923
Net change in working capital	11,564,048	(4,033,974)	—	7,530,074
Net resources provided by operating activities	17,587,998	(2,976,902)	(605,357)	14,005,739
Financing activities				
Bank loans and notes payable, net	(46,777)	1,306,936	—	1,260,159
Issuance of common stock	—	—	—	—
Long-term related parties receivables and payables, net	—	—	—	—
Other noncurrent assets and liabilities, net	—	—	—	—
Resources used in financing activities	(46,777)	1,306,936	—	1,260,159
Investing activities				
Property, plant and equipment, net	(12,374)	—	—	(12,374)
Investments in subsidiaries and affiliates	(50,469,825)	(428,243)	817,124	(50,080,944)
Deferred charges	(48,679)	—	(211,769)	(260,448)
Other investments	33,585,670	2,657,219	2	36,242,891
Resources used in investing activities	(16,945,208)	2,228,976	605,357	(14,110,875)
Change in cash and temporary investments	596,013	559,010	—	1,155,023
Cash and temporary investments initial balance	465,218	1,226,174	—	1,691,392
Cash and temporary investments ending balance	Ps 1,061,231	1,785,184	—	2,846,415

Guarantors—Cash and temporary investments

At December 31, 1999 and 2000, ETM's temporary investments are mainly comprised of CEMEX's CPOs.

(Thousands of constant Mexican Pesos as of June 30, 2001)

Guarantors—Investment in affiliates

At December 31, 1999 and 2000, of the Guarantors' total investment in affiliates, which are accounted for under the equity method, Ps5,333,314 and Ps7,240,244, respectively, correspond to investments in non-guarantors, and Ps147,562 in 1999 and Ps11,486 in 2000, are related to minority investments in third parties.

At December 31, 2000, the main Guarantors' investments in non-guarantors are in CEMEX Concretos, S.A. de C.V, and CEMEX Internacional, S.A. de C.V., which together integrate the ready-mix concrete operations and export trading activities of the Company in Mexico, respectively; and Centro Distribuidor de Cemento, S.A. de C.V. ("CEDICE"), which is the parent company of the international operations of the Company. As of January 31, 2001, the Guarantors acquired from Cemex the majority interest in CEDICE for approximately U.S.$3.9 billion (unaudited).

Indebtedness of the guarantors

At December 31, 1999, 2000 and June 30, 2001 (unaudited), the Guarantors had total indebtedness of U.S.$94.7 million (Ps1,002.8 million), U.S.$28.4 million (Ps279.1 million) and U.S.$25.1 million (Ps227.7 million), respectively. At December 31, 2000, the average interest rate of this indebtedness was approximately 8.2%. Of the total indebtedness of the Guarantors at December 31, 2000, approximately U.S.$3.1 million (Ps30.8 million) matures in 2001 and U.S.$25.3 million (Ps248.2 million) matures in different dates from 2002 until 2004. Approximately U.S.$148.8 million of the total indebtedness of the Guarantors at December 31, 1999 was prepaid during February 2000 as a result of the purchase offer conducted in connection with the consent solicitation of the 8.375% Yankee Notes. At December 31, 1999, of this U.S.$148.8 million prepaid in February 2000, U.S.$90 million in cash were invested and committed to the repayment of this debt by the creation of an irrevocable trust; such amount was considered extinguished for balance sheet presentation under Mexican GAAP. At the same date, the remaining U.S.$58.8 million was reclassified to short-term debt.

Guarantors—Balances and transactions with related parties

At December 31, 1999 and 2000 and at June 30, 2001 (unaudited), included in current assets, the Guarantors had related parties receivables amounting to approximately Ps3,331.1 million, Ps390.2 million and Ps3,567.6 million, respectively. Within Guarantors' current liabilities, the Guarantors had related parties payables amounting to approximately Ps1,755.5 million at December 31, 1999, Ps5,287.9 million at December 31, 2000 and Ps15,995 million at June 30, 2001 (unaudited). At December 31, 1999, 2000 and June 30, 2001 (unaudited), included in the Guarantors' other non-current liabilities, there are related parties payables of Ps25,125.8 million, Ps21,921.8 million and Ps56,732.6 million, respectively.

(Thousands of constant Mexican Pesos as of June 30, 2001)

Balances with related parties result primarily from (i) the sale and purchase of cement and clinker to and from affiliates, (ii) the sale and/or acquisition of subsidiaries' shares within the CEMEX group, (iii) the invoicing of administrative and other services received or provided from and to affiliated companies, and (iv) the transfer of funds between the Guarantors, its parent and certain affiliates. The Related parties balance detail is as follows:

	1999		
	Assets	Liabilities	
	Short-Term	Short-Term	Long-Term
Guarantors			
Cemex Concretos, S.A. de C.V.	Ps1,267,517	—	—
Beeston Investments Holdings Limited	1,198,935	—	—
Cemex Central, S.A. de C.V.	558,854	—	—
Cemex, S.A. de C.V.	—	100,483	25,125,868
Petrocemex, S.A. de C.V.	—	660,053	—
Cemex Internacional, S.A. de C.V.	—	538,702	—
Turismo Cemex, S.A. de C.V.	—	111,106	—
Productora de Bolsas de Papel, S.A. de C.V.	—	85,622	—
Inmobiliaria Valiant, S.A. de C.V.	—	76,291	—
Others	305,818	183,224	—
	Ps3,331,124	1,755,481	25,125,868

	2000			
	Assets		Liabilities	
	Short-Term	Long-Term	Short-Term	Long-Term
Guarantors				
Petrocemex, S.A. de C.V.	Ps 88,315	—	—	2,808,575
Proveedora Mexicana de Materiales S.A. de C.V.	67,130	—	—	—
Cal de Guadalajara S.A. de C.V.	63,008	—	—	—
Servicios Cemex México S.A. de C.V.	59,559	—	—	—
Granos y Terrenos S.A. de C.V.	39,015	—	—	—
Cemex, S.A. de C.V.	—	—	3,594,985	14,633,108
Centro Distribuidor de Cemento S.A. de C.V.	—	102,130	616,406	—
Cemex Internacional S.A. de C.V.	—	—	417,873	—
Turismo Cemex S.A. de C.V.	—	—	171,176	—
Neoris S.A. de C.V.	—	—	111,150	—
Productora de Bolsas de Papel, S.A. de C.V.	—	—	86,008	—
Aviación Comercial de América S.A. de C.V.	—	150,131	77,483	—
Cemex Concretos S.A. de C.V.	—	1,784,866	21	—
Cemex Central S.A. de C.V.	—	581,120	—	—
Cemex International Finance Company	—	—	—	4,480,157
Others	73,187	—	212,791	—
	Ps390,214	2,618,247	5,287,893	21,921,840

(Thousands of constant Mexican Pesos as of June 30, 2001)

	As of June 30, 2001 (Unaudited)			
	Assets		Liabilities	
	Short-Term	—	Short-Term	Long-Term
Guarantors				
Cemex Concretos S.A. de C.V.	Ps1,672,802	—	—	—
Cemex Central S.A. de C.V.	1,387,513	—	—	—
Proveedora Mexicana de Materiales S.A. de C.V.	215,561	—	—	—
Servicios Cemex México S.A. de C.V.	88,665	—	—	—
Aviación Comercial de América S.A. de C.V.	73,657	—	—	—
Granos y Terrenos S.A. de C.V.	61,426	—	—	—
Cemex, S.A. de C.V.	—	—	11,536,485	49,595,922
Sunbelt Trading S.A.	—	—	2,302,370	4,386,720
Centro Distribuidor de Cemento S.A. de C.V.	—	—	1,017,441	—
Petrocemex, S.A. de C.V.	—	—	456,482	2,750,000
Turismo Cemex S.A. de C.V.	—	—	179,639	—
Cemex Internacional S.A. de C.V.	—	—	105,828	—
Productora de Bolsas de Papel, S.A. de C.V.	—	—	84,372	—
Others	68,025	—	312,408	—
	Ps3,567,649		15,995,025	56,732,642

The principal transactions carried out with affiliated companies are:

	December 31,			June 30,	
	1998	1999	2000	2000	2001
				(Unaudited)	
Guarantors					
Net sales	Ps2,521,070	2,427,994	3,342,067	1,798,665	1,651,219
Purchases	(866,637)	(893,456)	(1,013,122)	(452,212)	190,278
Selling and administrative expenses	(42,433)	(43,847)	—	(29,785)	—
Financial expense	(501,052)	(626,276)	(3,142,157)	(1,252,248)	2,748,942
Financial income	3,466,548	2,511,420	134,629	288,037	604,179
Other expense, net	Ps —	(2,837,863)	(2,060,465)	1,540,143	1,712,308

Net sales—The Guarantors sell cement and clinker to affiliated companies in arms-length transactions.

Purchases—The Guarantors purchase raw materials from affiliates in arms-length transactions.

Selling and administrative expenses—The Company allocates part of its corporate expense to the Guarantors.

Financial income and expense is recorded on receivables from and payables to affiliated companies as described above. Additionally, the Guarantors receive financial income on their temporary investment position, invested in the non-guarantor treasury company.

Other expense, net—The Guarantors incur rental and trade mark rights expenses payable to the Company.

(Thousands of constant Mexican Pesos as of June 30, 2001)

Guarantors—U.S. GAAP reconciliation of net income and stockholders' equity:

As discussed at the beginning of this note 20, the following reconciliation to U.S. GAAP does not include the reversal of Mexican GAAP inflation accounting adjustments, as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy, which is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. The other principal differences between Mexican GAAP and U.S. GAAP and the effect on net income and stockholders' equity are presented below, with an explanation of the adjustments.

	Year Ended December 31,			(Unaudited) Six Months Ended June 30,	
	1998	1999	2000	2000	2001
Net income reported under Mexican GAAP	Ps 5,029,002	11,128,892	3,075,407	1,925,368	5,756,119
Approximate U.S. GAAP adjustments:					
1. Pooling of interest (see note 7)	2,081,261	2,256,018	(2,564,645)	1,944,801	(78,862)
2. Amortization of pushdown goodwill (see note 1)	(178,787)	(178,091)	(181,839)	(89,247)	(86,079)
3. Deferred income taxes and ESPS (see note 2)	(1,674,702)	(1,770,750)	(299,026)	(444,043)	909,537
4. Other employees' benefits (see note 3)	(26,130)	(26,722)	(23,463)	(27,473)	(12,960)
5. Inflation adjustment for machinery and equipment (see note 4)	1,924	(134,362)	(150,931)	(72,144)	(114,372)
6. Other U.S. GAAP adjustments (see note 5)	271,703	(181,991)	428,385	248,733	215,399
7. Monetary position result (see note 6)	1,721,524	1,165,906	568,705	387,590	93,463
Total approximate U.S. GAAP adjustments	2,196,793	1,130,008	(2,222,814)	1,948,217	926,126
Total approximate net income under U.S. GAAP	Ps 7,225,795	12,258,900	852,593	3,873,585	6,682,245

	December 31,		(Unaudited) June 30,
	1999	2000	2001
Total stockholders' equity under Mexican GAAP	Ps 18,214,521	12,486,458	16,234,567
Approximate U.S. GAAP adjustments:			
1. Pooling of interest (see note 7)	—	—	(1,374,788)
2. Effect of pushdown of goodwill, net (see note 1)	2,232,460	2,148,698	2,006,888
3. Deferred income taxes and ESPS (see note 2)	(10,465,044)	(3,863,132)	(2,913,502)
4. Other employees' benefits (see note 3)	(137,758)	(149,813)	(159,649)
5. Inflation adjustment for machinery and equipment (see note 4)	3,183,147	4,534,625	5,399,294
6. Other U.S. GAAP adjustments (see note 5)	(3,092,661)	(2,324,024)	(1,975,741)
Total approximate U.S. GAAP adjustments	(8,279,856)	346,354	982,502
Total approximate stockholders' equity under U.S. GAAP	Ps 9,934,665	12,832,812	17,217,069

(Thousands of constant Mexican Pesos as of June 30, 2001)

Footnotes to the U.S. GAAP reconciliation:

1. Business Combinations

In 1989 and 1990, through an exchange of its shares with the Company, CEMEX Mexico (formerly TOLMEX) acquired substantially all its subsidiaries from CEMEX. The original excess of the purchase price paid by CEMEX over the fair value of the net assets of these subsidiaries was Ps6,636,445, of which Ps3,432,739 were recorded in ETM (formerly, CEMEX Control, S.A. de C.V.), currently one of the subsidiary guarantors (see description above), under Mexican GAAP at the time of the acquisition. The net adjustment in the stockholders' equity reconciliation to U.S. GAAP of the Guarantors, arising from this pushed-down Goodwill, after eliminating the amounts recorded under Mexican GAAP, was Ps1,439,159 in 1999 and Ps1,371,129 in 2000.

In addition, during 1995 CEMEX acquired through a public exchange offer, where the Company exchanged its own shares for TOLMEX's shares, an additional 24.2% equity interest in TOLMEX. The excess of the purchase price paid by CEMEX over the fair value of the net assets of TOLMEX was Ps859,422. The net adjustment in the stockholders' equity reconciliation to U.S. GAAP of the Guarantors, arising from this pushed-down Goodwill was Ps793,301 in 1999 and Ps777,569 in 2000. Amortization expense related to these pushed-down Goodwill amounts, is recognized for purposes of the net income reconciliation to U.S. GAAP in each period. For purposes of U.S. GAAP presentation, Ps1,030,817 as of December 31, 1999, was reclassified from investments in subsidiaries to Goodwill. This, however, has no effect in stockholders' equity under U.S. GAAP.

2. Deferred income taxes and Employees' Statutory Profit Sharing

Deferred income taxes adjustment to U.S. GAAP, at December 31, 1999, 2000 and June 30, 2001 (unaudited) for the Guarantors amounts to expense of Ps7,751,538, expense of Ps1,341,040 and expense of Ps283,085 (unaudited), respectively. In addition, deferred Employees' Statutory Profit Sharing ("ESPS") adjustment to U.S. GAAP was Ps2,713,506 in 1999, Ps2,522,092 in 2000 and Ps2,630,417 as of June 30, 2001 (unaudited). The decrease in the deferred income taxes adjustment to U.S. GAAP in 2000 as compared to 1999 results from the application of Bulletin D-4 beginning in January 1, 2001 (see note 14B and 20(b)).

3. Other employees' benefits

The Guarantors do not accrue for vacation expense and severance payments; these items are recognized when vacation is taken or when retirements occur, respectively. For purposes of the U.S. GAAP reconciliation, a vacation liability has been determined in an amount of Ps24,619, Ps26,774 and Ps28,532, at December 31, 1999, 2000 and June 30, 2001 (unaudited), respectively. In addition, the Guarantors recognized, for purposes of the U.S. GAAP reconciliation, a liability for severance benefits for Ps113,139 in 1999, Ps123,039 in 2000 and Ps131,117 as of June 30, 2001 (unaudited).

4. Inflation Adjustment of Machinery and Equipment

As previously mentioned in note 20(j), for purposes of the U.S. GAAP reconciliation, fixed assets of foreign origin were restated using the inflation factor arising from the Consumer Price Index ("CPI") of each country, and depreciation is based upon the revised amounts.

5. Other U.S. GAAP adjustments

Deferred charges—For U.S. GAAP purposes, other deferred charges net of accumulated amortization generated during 1999, that did not qualify for deferral under U.S. GAAP, have been charged to expense, with a

(Thousands of constant Mexican Pesos as of June 30, 2001)

net effect on the stockholders' equity and in the net income reconciliation to U.S. GAAP of Ps(195,986) in 1999. As of December 31, 2000 and June 30, 2001 (unaudited), the Guarantors recognized an income of Ps205,115 and Ps100,419, respectively, in their stockholders' equity reconciliation to U.S. GAAP from the partial reversal of the adjustment. Mexican GAAP allowed the deferral of these expenses.

Inventory costs—As permitted by Mexican GAAP, before 1999 certain inventories were valued under the direct cost system, which includes material, labor and other direct costs. For purposes of the reconciliation to U.S. GAAP, inventories have been valued under the full absorption cost method, including all costs and expenses necessary for the manufacturing process. For purposes of the net income reconciliation to U.S. GAAP, the Guarantors recognized income of Ps25,006 in 1998 and expense of Ps131,531 in 1999 resulting from the reversal of the adjustment.

Subsidiary companies—The Guarantors have adjusted their investment in and their equity in the earnings of subsidiary companies for the share of the approximate U.S. GAAP adjustments applicable to these affiliates. The net effect in the stockholders' equity reconciliation to U.S. GAAP was Ps(2,896,675) and Ps(2,118,909) in 1999 and 2000, respectively. The net effect in the net income reconciliation to U.S. GAAP was a benefit of Ps246,697, Ps145,526 and Ps(305,505) in 1998, 1999 and 2000, respectively. From the U.S. GAAP adjustments to subsidiary companies in the Guarantors' reconciliation of stockholders' equity, Ps(2,890,117) in 1999, and Ps(2,146,279) in 2000, are related to deferred income taxes and deferred ESPS.

6. Monetary position result

Monetary position result of the U.S. GAAP adjustments is determined by (i) applying the annual inflation factor to the net monetary position of the U.S. GAAP adjustments at the beginning of the period, plus (ii) the monetary position effect of the adjustments during the period, determined with the CPI inflation factor for the period.

7. Pooling of interest

In January, 2001, Centro Distribudor de Cemento, S.A. de C.V., the indirect parent company of Compania Valenciana, was sold by the Company to CEMEX Mexico. Therefore, from that date, Compania Valenciana and all of its subsubsidiaries became non-guarantor subsidiaries of CEMEX Mexico, one of the guarantors.

Under Mexican GAAP, this transaction was accounted for as a purchase business combination effective from the date of the transaction. Also, under Mexican GAAP, the sale resulted in a difference between the net book value of the acquired companies and the purchase price on the separate accounts of CEMEX Mexico. The transaction had no effect on the consolidated accounts of the Company.

Since the transaction was executed between entities under common control, for US GAAP purposes, the transaction was accounted for as a reorganization of entities under common control (similar to a pooling of interests). As such, the reconciliation to US GAAP of the guarantors financial information is presented as if the reorganization had occurred on January 1, 1998. There is no effect on stockholders' equity of the guarantors as the offset to the acquisition of the equity interest was an intercompany payable to the parent company. The effect on income in those prior periods reflects the equity in earnings (loss) of the acquired companies under US GAAP.

(Thousands of constant Mexican Pesos as of June 30, 2001)

Supplemental Guarantors' Cash Flow Information under U.S. GAAP

The classifications of cash flows under Mexican GAAP and U.S. GAAP are basically the same in respect to the transactions presented under each caption. The nature of the differences between Mexican GAAP and U.S. GAAP in the amounts reported is mainly due to (i) the elimination of inflationary effects in the variations of monetary assets and liabilities arising from financing and investing activities, against the corresponding monetary position result in operating activities, (ii) the elimination of exchange rate fluctuations resulting from financing and investing activities, against the corresponding unrealized foreign exchange gain or loss included in operating activities, and (iii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments.

For the Guarantors, the following table summarizes the cash flow items as required under SFAS 95 provided by (used in) operating, financing and investing activities for the years ended December 31, 1998, 1999 and 2000, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by Bulletin B-10 and Bulletin B-15. The following information is presented on a historical Peso basis and it is not presented in constant purchasing power.

	Years Ended December 31,			(unaudited) Six Months Ended June 30,	
	1998	1999	2000	1999	2000
Net cash provided by operating activities	Ps 2,617,994	2,464,265	1,063,832	3,194,850	1,171,214
Net cash provided by (used in) financing activities	(159,044)	277,668	(1,645,898)	(1,020,905)	249,139
Net cash used in investing activities	(2,161,902)	(2,847,880)	418,725	(2,342,406)	(772,847)

Net cash flow from operating activities reflects cash payments for interests and income taxes as follows:

	Years Ended December 31,			(unaudited) Six Months Ended June 30,	
	1998	1999	2000	1999	2000
Interest paid	Ps 659,394	799,594	265,859	132,941	140,629
Income taxes paid	1,501,030	145,501	3,392	318,560	—

The Guarantors' non-cash activities are comprised of the following:

During 1999 and 2000, the Guarantors acquired, from CEMEX, equity interests in Centro Distribuidor de Cemento, S.A. de C.V. for an amount of Ps2,082,423 and Ps4,881,903, which were credited against accounts payable owed by CEMEX to the Guarantors at the end of each year, respectively.

Dividends declared to CEMEX amounting to Ps12,418,845 in 1999, are recognized by the Guarantors as accounts payable to the Company at the end of the corresponding year.

Contingent liabilities of the Guarantors

At December 31, 2000, Cemex México, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V. had guaranteed debt of CEMEX, S.A. de C.V. in the amount of US$1,770 million (see note 10).

(Thousands of constant Mexican Pesos as of June 30, 2001)

(w) Newly Issued Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (''FASB'') issued SFAS No. 141, ''Business Combinations'' (''SFAS 141''). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill and certain intangible assets will remain on the balance sheet and not be amortized. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. Also on July 2001, SFAS No. 142, ''Goodwill and Other Intangible Assets'' (''SFAS 142'') was issued by the FASB. SFAS 142, effective January 2002, changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. The impact of SFAS 141 and SFAS 142 on the Company's financial statements has not yet been determined.

REPORT OF INDEPENDENT ACCOUNTANTS

Monterrey, N.L., January 11, 2001

To the Stockholders of
Compañía Minera Atoyac, S.A. de C.V.

We have audited the balance sheets of Compañía Minera Atoyac, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.C to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Compañía Minera Atoyac, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

PRICEWATERHOUSECOOPERS

Héctor Puente S.

REPORT OF INDEPENDENT ACCOUNTANTS

Monterrey, N.L., January 11, 2001

To the Stockholders of
Cementos Anáhuac, S.A.

We have audited the balance sheets of Cementos Anáhuac, S.A. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.C to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Cementos Anáhuac, S.A. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

PRICEWATERHOUSECOOPERS

Héctor Puente S.

REPORT OF INDEPENDENT ACCOUNTANTS

Monterrey, N.L., January 11, 2001

To the Stockholders of
Cementos del Norte, S.A. de C.V.

We have audited the balance sheets of Cementos del Norte, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.C to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Cementos del Norte, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

PRICEWATERHOUSECOOPERS

Héctor Puente S.

REPORT OF INDEPENDENT ACCOUNTANTS

Monterrey, N.L., January 11, 2001

To the Stockholders of
Proveedora Mexicana de Materiales, S.A. de C.V.

We have audited the balance sheets of Proveedora Mexicana de Materiales, S.A. de C.V. (as a separate legal entity) as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management and are to be submitted for approval by the General Meeting of Stockholders; therefore, they include the investment in subsidiary for by the equity method. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.G to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Proveedora Mexicana de Materiales, S.A. de C.V. (as a separate legal entity) at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

PRICEWATERHOUSECOOPERS

Héctor Puente S.

REPORT OF INDEPENDENT ACCOUNTANTS

Monterrey, N.L., January 11, 2001

To the Stockholders of
Compañía de Transportes del Mar de Cortés, S.A. de C.V.

We have audited the balance sheets of Compañía de Transportes del Mar de Cortés, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.G to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

As mentioned in Note 1 to the financial statements, a portion of the company's income and operating costs and expenses arise from transactions with related parties. Therefore, conditions of these transactions may not be similar to those of transactions carried out with third parties.

As indicated in Note 2E, to the financial statements, based on a study carried out in 1999, management decided to modify the technical useful lives of property, plant and equipment; basically, since the related wear and tear has been lower than the originally estimated. The effect of this change represented a reduction in the depreciation charged to income for the year of approximately Ps5,075,357.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Compañía de Transportes del Mar de Cortés, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

PRICEWATERHOUSECOOPERS

Héctor Puente S.

REPORT OF INDEPENDENT ACCOUNTANTS

Monterrey, N.L., January 11, 2001

To the Stockholders of
Cementos Guadalajara, S.A. de C.V.

We have audited the balance sheets of Cementos Guadalajara, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.D to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, ''Accounting for Income Tax, Asset Tax and Employees' Profit Sharing,'' issued by the Mexican Institute of Public Accountants, with the effects described in such note.

As mentioned in Note 1 to the financial statements, a significant portion of the company's income and operating costs and expenses arise from transactions with related parties. Therefore, conditions of these transactions may not be similar to those of transactions with third parties.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Cementos Guadalajara, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

PRICEWATERHOUSECOOPERS

Héctor Puente S.

REPORT OF INDEPENDENT ACCOUNTANTS

Monterrey, N.L., January 11, 2001

To the Stockholders of
Cementos de Oriente, S.A. de C.V.

We have audited the balance sheets of Cementos de Oriente, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.F to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

As mentioned in Note 1 to the financial statements, a significant portion of the company's income (basically financial income) arises from transactions with related parties. Therefore, conditions of these transactions may not be similar to those of transactions with third parties.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Cementos de Oriente, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

PRICEWATERHOUSECOOPERS

Héctor Puente S.

REPORT OF INDEPENDENT ACCOUNTANTS

Monterrey, N.L., January 11, 2001

To the Stockholders of
Autotransportes de Huichapan, S.A. de C.V.

We have audited the balance sheets of Autotransportes de Huichapan, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.F to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

As mentioned in Note 1 to the financial statements, a portion of the company's income and operating costs and expenses arise from transactions with related parties. Therefore, conditions of these transactions may not be similar to those of transactions with third parties.

As indicated in Note 2.D to the financial statements, based on a study carried out in 1999, management decided to modify the technical useful lives of property, plant and equipment; basically, since the related wear and tear has been lower than the original estimated. The effect of this change represented a reduction in the depreciation charged to income for the year of approximately Ps808,483.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Autotransportes de Huichapan, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

PRICEWATERHOUSECOOPERS

Héctor Puente S.

REPORT OF INDEPENDENT ACCOUNTANTS

Monterrey, N.L., January 11, 2001

To the Stockholders of
Cemex Concretos, S.A. de C.V.

We have audited the balance sheets of Cemex Concretos, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.H to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

As described in Note 1 to the financial statements, on November 13, 2000 the stockholders resolved to spin-off certain operations for which purpose a new company was incorporated effective from such date onwards. Certain assets, liabilities and capital stock were allocated to the new company as described in such note.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Cemex Concretos, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

PRICEWATERHOUSECOOPERS

Héctor Puente S.

REPORT OF INDEPENDENT ACCOUNTANTS

Monterrey, N.L., January 11, 2001

To the Stockholders of
Granos y Terrenos, S.A. de C.V.

We have audited the balance sheets of Granos y Terrenos, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.C to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Granos y Terrenos, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

PRICEWATERHOUSECOOPERS

Héctor Puente S.

INDEPENDENT AUDITORS' REPORT ON SCHEDULES

The Board of Directors and Stockholders
Cemex, S.A. de C.V.:

Under date of January 17, 2001, we reported on the consolidated balance sheets of Cemex, S.A. de C.V. and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the years in the three-year period ended December 31, 2000, which are included in the annual report. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules in the annual report. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

KPMG Cárdenas Dosal, S.C.

Rafael Gómez Eng

Monterrey, N.L. Mexico
January 17, 2001

CEMEX, S.A. DE C.V. (PARENT COMPANY ONLY)
BALANCE SHEETS
(Thousands of constant Mexican pesos as of June 30, 2001)

	December 31, 1999	December 31, 2000
ASSETS		
Current Assets		
Cash and temporary investments	Ps 61,087	55,940
Other receivables (note 3)	23,367	670,706
Related parties receivables (note 7)	751,044	5,762,182
Total current assets	835,498	6,488,828
Investments and Noncurrent Receivables		
Investments in subsidiaries and affiliated companies (note 4)	43,442,919	47,253,722
Other investments	10,236	23,234
Long-term related parties receivables (note 7)	25,125,569	19,482,239
Total investments and noncurrent receivables	68,578,724	66,759,195
Other Assets	6,354,110	6,821,467
TOTAL ASSETS	75,768,332	80,069,490
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Bank loans	1,196,626	3,369,943
Notes payable	85,841	4,470,332
Current maturities of long-term debt	4,514,682	2,741,118
Other accounts payable and accrued expenses	913,461	761,446
Related parties payables (note 7)	3,308,932	866,484
Total current liabilities	10,019,542	12,209,323
Other long-term liabilities	23,133	52,907
Long-Term Debt (note 6)	16,900,222	14,064,747
Long-Term related parties payable (note 7)	—	4,849,132
TOTAL LIABILITIES	26,942,897	31,176,109
TOTAL STOCKHOLDERS' EQUITY	48,825,435	48,893,381
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	Ps 75,768,332	80,069,490

CEMEX, S.A. DE C.V. (PARENT COMPANY ONLY)
STATEMENTS OF INCOME
(Thousands of constant Mexican pesos as of June 30, 2001, except for earnings per share)

	Years ended on December 31,		
	1998	1999	2000
Total revenues	Ps 6,646,341	8,936,098	8,134,232
Administrative expenses	(129,578)	(119,062)	(93,563)
Operating income	6,516,763	8,817,036	8,040,669
Net comprehensive financing (cost) income	(632,399)	953,039	101,617
Other income (expenses), net	41,893	(678,815)	292,410
Income before income taxes	5,926,257	9,091,260	8,434,696
Income tax benefit and business assets tax, net (note 8)	1,960,889	72,162	870,155
Net income	Ps 7,887,146	9,163,422	9,304,851
Basic Earnings Per Share	Ps 2.08	2.43	2.26
Diluted Earnings Per Share	Ps 2.08	2.42	2.25

See accompanying notes to financial statements.

CEMEX, S.A. DE C.V. (PARENT COMPANY ONLY)
STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Thousands of constant Mexican pesos as of June 30, 2001)

	Years ended on December 31,		
	1998	1999	2000
Operating activities			
Net resources provided by (used in) operating activities	Ps (81,908)	(6,034,759)	(5,335,627)
Financing activities			
Proceeds from bank loans (repayments), net	6,911,539	(6,823,824)	(2,132,085)
Notes payable	(11,413,107)	(606,628)	4,080,855
Issuance of common stock	10,823	356,328	48,292
Acquisition of shares under share repurchase program	—	—	(117,356)
Dividends paid	(1,629,198)	(1,869,841)	(2,137,194)
Issuance of common stock from reinvestment of dividends	1,501,467	1,870,303	2,026,671
Others, net	(130,654)	7,506	(28,766)
Resources (used in), provided by related parties financing activities	(4,749,130)	(7,066,156)	1,740,417
Investing activities			
Long-term by related parties receivables, net	(1,219,087)	(23,906,483)	10,492,462
Net change in investment in subsidiaries	6,679,112	25,746,354	(8,265,033)
Dividends received	—	13,496,734	473,219
Deferred charges	(409,098)	(2,407,196)	889,415
Resources provided by investing activities	5,050,927	12,929,409	3,590,063
Increase (decrease) in cash and temporary investments	219,889	(171,506)	(5,147)
Cash and temporary investments at beginning of year	12,704	232,593	61,087
Cash and temporary investments at end of year	Ps 232,593	61,087	55,940

See accompanying notes to financial statements.

CEMEX, S.A. DE C.V.
NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS
December 31, 1998, 1999 and 2000
(Thousands of constant Mexican pesos as of June 30, 2001)

1. Description of Business

Cemex, S.A. de C.V. (CEMEX) is the parent company of entities engaged in the production and marketing of cement and concrete in the construction industry.

2. Significant Accounting Policies

A) Basis of Presentation

The accompanying financial statements have been prepared in accordance with Accounting Principles Generally Accepted in Mexico (Mexican GAAP), which include the recognition of the effects of inflation on the financial information.

B) Presentation of Comparative Financial Statements

The inflation restatement factors of prior periods for the Parent Company-only financial statements were determined based on inflation in Mexico.

December 31, 2000	1.0903
December 31, 1999	1.1232
December 31, 1998	1.1861

The inflation restatement adjustments for common stock and additional paid-in capital are restated by using Mexican inflation.

C) Cash and Temporary Investments

Cash and temporary investments include fixed-income marketable securities investments with original maturities of three months or less. Investments in marketable securities are stated at market value. Gains or losses resulting from changes in market values and the effects of inflation are included in the accompanying statements of income as part of the comprehensive financing income or cost.

D) Investments and Noncurrent Receivables

Investments in common stock representing between 10% and 100% of the issuer's common stock are accounted for by the equity method. Under the equity method, the investments are stated at cost, adjusted for the CEMEX's equity in the investee's earnings after acquisition and the effects of inflation on the investee's equity.

E) Property, Machinery and Equipment

Property, machinery and equipment are restated for inflation in accordance with the fifth amendment to Bulletin B-10. The beginning balances for the 1997 inflation adjustment for property, machinery and equipment were the ending balances at December 31, 1996, which were based on appraisals made by independent expert appraisers.

Depreciation of property, machinery and equipment is provided on the straight-line method over the estimated remaining useful lives of the assets less salvage value.

F) Deferred Charges and Amortization

Deferred charges are adjusted to reflect current values. Amortization of deferred charges is determined using the straight-line method based on the current value of the assets.

(Thousands of constant Mexican pesos as of June 30, 2001)

Amortization of the excess of cost over book value of subsidiaries acquired (goodwill) is determined under the present worth or sinking fund method, which intends in a better matching of the amortization of goodwill with the revenues generated from the acquired affiliated companies. The amortization periods are as follows:

	Years
Goodwill from years before 1992	40
Goodwill generated starting January 1, 1992	20

Deferred financing costs are adjusted to reflect current values, and represent expenses originated from CEMEX's financing operations. Amortization of deferred financing cost is determined under the straight-line method over the term of the related debt based on the current value of deferred financing cost.

G) Monetary Position Gain Or Loss

The monetary position gain or loss is calculated by applying the inflation rate of each country in which the CEMEX has operations to the average net monetary assets or liabilities in that country.

H) Deficit In Equity Restatement

The deficit in equity restatement includes the accumulated effect from holding non-monetary assets as well as the effects of translation of financial statements of foreign subsidiaries.

3. Other Receivables

Other current receivables consist of:

	1999	2000
Non-trade receivables	Ps 23,367	91,727
Refundable income tax	—	578,979
Other refundable taxes	—	—
	Ps 23,367	670,706

4. Investments in Subsidiaries and Affiliated Companies

Investments in shares of subsidiaries and affiliated companies are accounted for by the equity method, which considers the results and the stockholders' equity of the investees. Investments in subsidiaries and affiliated companies are summarized as follows:

	1999	2000
Contribution or book value at acquisition date	Ps 31,078,566	38,882,316
Equity in income and other changes in stockholders' equity of subsidiaries and affiliated companies	12,364,353	8,371,406
	Ps 43,442,919	47,253,722

5. Short and Long-Term Debt

The maturities of the long-term debt at December 31, 2000, are as follows:

2002	Ps 2,456,795
2003	4,801,791
2004	—
2005	1,023,665
2006 and thereafter	5,782,496
	Ps 14,064,747

(Thousands of constant Mexican pesos as of June 30, 2001)

6. Transactions with Related Parties

The principal transactions carried out with related parties are the following:

	1998	1999	2000
Rental income	Ps 150,223	380,519	286,773
License fees	623,097	1,197,585	2,392,753
Financial expenses	(2,349,909)	(1,807,443)	(716,247)
Financial income	29,223	596,673	2,260,203
Dividends from subsidiaries	—	13,496,734	473,219

7. Income Tax and Business Assets Tax

In accordance with present tax legislation in Mexico, corporations must pay either the Income Tax or Business Assets Tax depending on which amount is greater for their operations in Mexico. Both taxes recognize the effects of inflation, in a manner different from generally accepted accounting principles.

The Business Assets Tax Law establishes a 1.8% tax levy on assets, indexed for inflation in the case of inventory, property, plant and equipment after deducting certain liabilities.

Income tax benefit (expense) for the years ended December 31, 1998, 1999 and 2000, consists of:

	1998	1999	2000
Current income tax	Ps (1,259,595)	(4,015,336)	(408,520)
Benefit from tax consolidation	2,148,496	406,219	695,551
Deferred income taxes	—	—	583,124
Utilization of tax loss carryforwards	1,071,988	3,681,279	—
	Ps 1,960,889	72,162	870,155

CEMEX, as a holding company, prepares its income Tax and Business Assets Tax returns on a consolidated basis, which resulted in tax benefits of Ps 1,960,889 in 1998, Ps 72,162 in 1999 and Ps 287,031 in 2000.

8. Charges to Operations Which did not Require Resources

Items charged or credited to the results of operations, which did not generate the use of resources, are summarized as follows:

	1998	1999	2000
Depreciation of property, machinery and equipment	Ps 5,716	4,685	4,470
Amortization of deferred charges and credits, net	93,302	67,049	159,179
Deferred income tax charged to results	—	—	(583,124)
Equity in income of subsidiaries and affiliates	(6,308,163)	(7,863,549)	(5,968,064)
	Ps (6,209,145)	(7,791,815)	(6,387,539)

9. Contingencies and Commitments

At December 31, 1999, CEMEX, S.A. de C.V. has signed as guarantor for loans made to certain subsidiaries in the amount of US dollars 101 million (Ps 992.3 million).

CEMEX, S.A. DE C.V.
Notes to the Parent Company Only Financial Statements
December 31, 1998, 1999 and 2000
(Thousands of constant Mexican pesos as of June 30, 2001)

Valuation and Qualifying Accounts as of December 31, 1998, 1999 and 2000, is as follows:

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other(s)	Balance at End of Period
Year ended December 31, 1998:					
Allowance for doubtful accounts	603,488	194,229	132,257	(64,505)	600,955
Year ended December 31, 1999:					
Allowance for doubtful accounts	600,955	79,615	100,122	(74,118)	506,330
Year ended December 31, 2000:					
Allowance for doubtful accounts	506,330	99,535	130,174	(52,999)	422,692

(1) Amounts included in "Others" primarily result from the effects of foreign currency translation and the inflation adjustment of the initial balance in the restatement to constant pesos as of the end of the same period.